Form 10-K405, Exhibit 13
period 1994-11-30
LILLY INDUSTRIES INC
filed 1995-02-24
CIK 59479

EXHIBIT 13

     Dividend Information and
     Common Stock Prices

     Dividends are traditionally paid on the 1st business day of January, April, July and October to shareholders of record approximately three weeks prior.

     The following table sets forth the dividends paid per share of stock and the high and low prices in each of the quarters in the past two years ended November 30.

     Dividends have been adjusted for all stock splits. Quotations represent prices between dealers and do not reflect retail mark-ups, mark-downs or commissions.


      Fiscal 1994                       Dividends Per Share         High       Low
      1st quarter ended February 28                     $.060       $16 7/8    $13 1/2
      2nd quarter ended May 31                           .067        18         14 1/2
      3rd quarter ended August 31                        .070        15         11 3/4
      4th quarter ended November 30                      .070        14 1/2     12
                                                        -----------------------------
                                                        $.267
                                                        =====
      Fiscal 1993
      1st quarter ended February 28                     $.058       $11 3/8    $ 9 3/8
      2nd quarter ended May 31                           .060        12 5/8     10 3/8
      3rd quarter ended August 31                        .060        12 1/2     10 1/2
      4th quarter ended November 30                      .060        15 7/8     11 1/2
                                                        -----------------------------
                                                        $.238
                                                        =====

     Stock Trading
     The Company's Class A stock is traded on the national over-the-counter market. Its trading symbol is LICIA. Stock price quotations can be found in major daily newspapers and in The Wall Street Journal.

     At November 30, 1994, there were 2,080 registered shareholders of Class A stock and 78 registered shareholders of Class B stock.

      SELECTED FINANCIAL DATA(1)
      (In thousands, except per share data)
      Year Ended November 30                                   1994             1993            1992         1991
      Operations
      Net sales                                                $331,306           $284,325      $236,476      $220,508
      Cost of products sold                                     214,809            189,111       152,480       150,669
      Selling, administrative, research and
         development expenses                                    74,480             65,644        61,158        57,527
      Income taxes                                               16,350             11,784         9,201         4,417
      Minority shareholders' interests (deduction)
      Net income                                                 23,302             16,155        12,706         6,357
      Per Share Data(2)
      Net income                                                   1.00                .70           .55           .27
      Cash dividends                                               .267               .238          .223          .214
      Book value                                                   4.38               3.60          3.16          3.16
      Average number of shares and
         equivalent shares outstanding(3)                        23,250             23,123        23,189        23,499
      Shares outstanding at year end                             22,710             22,517        22,226        23,480
      Price range of Class A stock                                  18              15-7/8         9-3/4         6-1/8
                                                               to 11-3/4          to 9-3/8      to 5-5/8      to 4-1/8
      Other Data
      Working capital                                            41,604             33,270        27,131        30,405
      Current ratio                                               1.8:1              1.9:1         2.0:1         2.0:1
      Total assets                                              190,252            167,044       117,049       127,342
      Additions to property and equipment(4)                      6,693              7,598         3,262         1,928
      Depreciation                                                4,637              3,746         3,965         4,038
      Cash dividends                                              6,049              5,327         5,104         5,005
      Long-term debt                                             28,026             40,621        10,361        16,638
      Shareholders' equity                                       99,424             81,128        70,125        74,187
      Return on average equity                                    25.8%              21.4%         17.6%          8.6%
      Return on sales before minority
        shareholders' interests                                    7.0%               5.7%          5.4%          2.9%

      (1)   This table of Selected Financial Data should be read in conjunction with Management's Discussion and Analysis of
            Results of Operations and Financial Condition and the Company's consolidated financial statements included herein.



      (2)   Adjusted for all stock splits and stock dividends through November 30, 1994, inclusive.  Prices are rounded to nearest 1/8.
      (3)   Used to calculate net income per share.
      (4)   Excludes effect of acquisitions.

      SELECTED FINANCIAL DATA (1) - Continued
      (In thousands, except per share data)
      Year Ended November 30                  1990         1989         1988          1987       1986         1985      1984
      Operations
      Net Sales                             $240,146     $219,713     $203,499      $189,213    $147,524    $149,858  $140,693
      Cost of products sold                  161,626      145,592      134,114       122,135      96,196      98,910    92,507
      Selling, administrative,
         research and
         development expenses                 61,218       53,821       51,496        48,651      35,551      35,502    32,079
      Income taxes                             6,850        8,399        7,550         8,599       7,785       7,542     8,469
      Minority shareholders'
         interests (deduction)                                286          356            94       (404)       (437)     (820)
      Net income                              10,022       12,574       11,284        10,272       8,515       8,648     8,550
      Per Share Data (2)
      Net income                                 .41          .51          .45           .40         .33         .34       .34
      Cash dividends                            .199         .173         .153          .141        .131        .113      .093
      Book value                                3.10         3.00         2.65          2.34        2.11        1.92      1.70
      Average number of shares
         and equivalent shares
         outstanding(3)                       24,659       24,863       24,921        25,511      25,482      25,416    25,317
      Shares outstanding at year end          23,634       24,863       24,863        25,104      25,284      24,870    24,629
      Price range of Class A stock             7-5/8        7-1/8        7-1/8         7-5/8           6       4-7/8     4-1/4
                                                to 4     to 5-3/8     to 4-7/8      to 4-5/8    to 4-1/4    to 3-3/8  to 2-7/8
      Other Data
      Working capital                         34,513       40,389       36,368        26,006      31,798      32,891    32,819
      Current ratio                            2.6:1        2.5:1        2.8:1         2.0:1       3.6:1       3.4:1     3.7:1
      Total assets                           125,371      129,025      101,357        96,814      75,924      69,153    61,085
      Additions to property and
         equipment(4)                          3,968        2,486        2,930         5,397       4,304       4,447     4,165
      Depreciation                             4,021        3,387        3,133         2,785       2,123       2,098     1,576



      Cash dividends                           4,923        4,341        3,843         3,603       3,293       2,796     2,282
      Long-term debt                          23,016       21,105        5,829         3,137       1,006         910     1,050
      Shareholders' equity                    73,185       74,482       65,987        58,755      53,359      47,658    41,931
      Return on average equity                 13.6%        17.9%        18.1%         18.3%       16.9%       19.3%     22.1%
      Return on sales before minority
         shareholders' interests                4.2%         5.6%         5.4%          5.4%        6.0%        6.1%      6.7%

      (1)   This table of Selected Financial Data should be read in conjunction with Management's Discussion and Analysis of
            Results of Operations and Financial Condition and the Company's consolidated financial statements included herein.
      (2)   Adjusted for all stock splits and stock dividends through November 30, 1994, inclusive.  Prices are rounded to nearest 1/8.
      (3)   Used to calculate net income per share.
      (4)   Excludes effect of acquisitions.

     MANAGEMENT S DISCUSSION AND ANALYSIS OF RESULTS
     OF OPERATIONS AND FINANCIAL CONDITION

     Results of Operations
     The Company s fiscal 1994 operating results reached all-time record levels. Sales and net income increased 17% and 44%, respectively, over the prior year. Fiscal 1994 represents the third consecutive year in which record profitability has been achieved.

     Sales in 1994 climbed to $331.3 million from $284.3 million in 1993. Sales gains were realized in all business units resulting from a strong manufacturing sector of the North American economy and the integration of a full year of operations of the ICI Paints liquid industrial coatings business acquired in May 1993. Fiscal 1993 sales increased 20% over 1992 levels due largely to an improving economy and the acquired business.

     Cost of products sold represented 64.8% of net sales in 1994 as compared to 66.5% in 1993. This improvement resulted from gains in production efficiencies and higher business volumes. Fiscal 1993 cost of products sold as a percentage of net sales were 2% higher than 1992 due primarily to transition and start-up costs associated with the acquired business.

     Increased business volumes caused higher operating expenses in fiscal 1994 and 1993. However, operating expenses as a percentage of net sales continued to decrease due to effective cost control and were 22.5%, 23.1% and 25.9% of net sales in 1994, 1993 and 1992, respectively.

     Operating income of $42.0 million in 1994 was a record high and represents a 42% increase over the previous record high of $29.6 million attained in 1993. Increases in operating income in 1994 and 1993 resulted from increased business levels and effective cost control.

     Net non-operating expense increased in 1994 and 1993 due mainly to higher interest costs associated with debt obligations for the acquired business. Income tax rates remained relatively stable over the last three years with rates ranging from 41.2% to 42.2% of pre-tax income.

     In 1994, net income climbed to a record level of $23.3 million, or $1.00 per share, representing a 44% increase over 1993 net income of $16.2 million, or $.70 per share. Net income in 1993 increased 27% over net income earned in 1992.

     The Company adopted Statements of Financial Accounting Standards Nos. 106 and 109 in 1994. See Note 4 and Note 6 of the consolidated financial statements for a discussion of the effects of adopting these statements.

     Liquidity and Capital Resources

     During the year ended November 30, 1994, the Company generated sufficient cash flow from operations to meet operating requirements, reduce debt, pay increased dividends to shareholders and fund capital spending. Operating cash flow generated in 1994 totaled $39.0 million compared to $17.4 million in 1993. This increase is due to higher net income and the prior year increases in working capital accounts associated with higher business volumes.

     In 1993, the Company financed the acquired business with new short-term borrowings from banks. On January 12, 1994, the Company issued $35 million of 4.92% unsecured senior notes to refinance these borrowings from banks. Principal on the senior notes in the amount of $7 million is due annually beginning in January 1995. Concurrently with the issuance of these unsecured senior notes, the Company entered into a three year interest rate swap agreement with a notional amount of $35 million which declines ratably as principal payments are made on the senior notes. This swap agreement effectively converts the notes from fixed rate debt to six-month LIBOR-based floating rate debt. The Company s strong cash flow allowed it to pay off essentially all other outstanding debt during 1994.

     In addition to internal sources of funds, the Company maintains $46 million in lines of credit with various banks all of which were available at November 30, 1994. Use of these facilities was not required at any time during 1994. The Company s 1994 current ratio was 1.8:1 compared to the 1993 current ratio of 1.9:1. This decrease is due to an increase in current maturities of long-term debt associated with the senior notes and increases in other operating liabilities offset by an increase in cash.

     The Company s 1994 financing activities also included cash dividend payments to shareholders of $6.0 million compared to cash dividend payments of $5.3 million and $5.1 million in 1993 and 1992, respectively. The rate of dividends paid to shareholders was increased 17% in 1994 from 6 cents to 7 cents per share. The Company s 1994 investing activities included capital expenditures of $6.7 million.

     As is common in the paint and coatings industry, the Company has been notified that it is a potentially responsible party for clean-up costs with respect to several governmental investigations at independently operated waste disposal sites previously used by the Company. Management has accrued, as appropriate, for these environmental matters. Management believes expenditures associated with these sites will not have a material adverse effect on its consolidated financial position.

     The Company is well positioned financially to repay existing debt, fund general operating needs and obtain additional financing at reasonable rates and terms for additional investment opportunities.

     RESPONSIBILITY FOR FINANCIAL STATEMENTS
     The management of Lilly Industries, Inc. is responsible for the preparation of the financial statements in the Annual Report and for the integrity and objectivity of the information presented. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts which are estimates and judgments. The fairness of the presentation in these statements of the Company s financial position, results of operations and cash flows is reported on by the independent auditors.

     To assist in carrying out the above responsibility, the Company has internal systems which provide for selection of personnel, segregation of duties and the maintenance of accounting policies, systems, procedures and related controls.

     Although no cost-effective system can insure the elimination of errors, the Company s systems have been designed to provide reasonable but not absolute assurances that assets are safeguarded, that policies and procedures are followed, and that the financial records are adequate to permit the production of reliable financial statements. The Audit Committee of the Board of Directors, which is composed of directors who are not employees of the Company or its subsidiaries, meets regularly with Company officers and independent auditors in connection with the adequacy and integrity of the Company s financial reporting and internal controls.

     Roman J. Klusas
     Vice President and Chief Financial Officer


     Report of Independent Auditors
     Shareholders and Board of Directors
     Lilly Industries, Inc.


     REPORT OF INDEPENDENT AUDITORS
     We have audited the accompanying consolidated balance sheets of Lilly Industries, Inc. and subsidiaries as of November 30, 1994 and 1993, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended November 30, 1994. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lilly Industries, Inc. and subsidiaries at November 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1994, in conformity with generally accepted accounting principles.


     Ernst & Young LLP
     Indianapolis, Indiana
     January 27, 1995

      CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

      (In thousands, except per share data)

      Year Ended November 30                            1994           1993           1992

      Net sales                                         $331,306       $284,325       $236,476
      Costs and expenses
              Cost of products sold                      214,809        189,111        152,480
              Selling, administrative and general         61,498         53,319         50,128
              Research and development                    12,982         12,325         11,030
                                                        --------       --------       --------
                                                         289,289        254,755        213,638
                                                        --------       --------       --------
                  Operating Income                        42,017         29,570         22,838

      Other income (expense)
              Interest income and sundry                     554            294            731
              Interest expense                           (2,919)        (1,925)        (1,662)
                                                        --------       --------       --------
                                                         (2,365)        (1,631)          (931)
                                                        --------       --------       --------
                  Income Before Income Taxes              39,652         27,939         21,907

      Income taxes   Note 6                               16,350         11,784          9,201
                                                        --------       --------       --------
                  Net Income                              23,302         16,155         12,706

      Retained earnings at beginning of year              20,970         10,142         10,927
                                                        --------       --------       --------
                                                          44,272         26,297         23,633
      Deduct dividends paid
              Cash (1994, $.267 per share; 1993,
                  $.238 per share; 1992, $.223
                  per share)                               6,049          5,327          5,104
              Stock                                            -              -          8,387
                                                        --------       --------       --------
                                                           6,049          5,327         13,491
                                                        --------       --------       --------
                  Retained Earnings at End of Year      $ 38,223       $ 20,970       $ 10,142
                                                        ========       ========       ========
      Average number of shares and equivalent
              shares of capital stock outstanding         23,250         23,123         23,189

      Net income per share                              $   1.00       $    .70       $    .55


      CONSOLIDATED BALANCE SHEETS
      (In thousands)
      November 30                                            1994             1993
      Assets
      Current assets
              Cash and cash equivalents                      $ 26,581         $  7,384
              Accounts receivable, less allowances
                 for doubtful accounts
                  1994, $1,759; 1993, $1,353)                  42,231           39,936
              Inventories   Note 3                             23,885           22,727
              Other                                               360              174
                                                             --------         --------
                   Total Current Assets                        93,057           70,221
      Other assets
              Goodwill, less amortization
                  (1994, $3,978; 1993, $2,968)                 28,511           29,521
              Other intangibles, less amortization
                  (1994, $9,697; 1993, $9,996)                 22,467           25,950
              Sundry                                           10,464            7,576
                                                             --------         --------
                                                               61,442           63,047
      Property and equipment
              Land                                              4,044            3,910
              Buildings                                        25,382           24,752
              Equipment                                        46,339           41,143
              Allowances for depreciation (deduction)         (40,012)         (36,029)
                                                             --------         --------
                                                               35,753           33,776
                                                             --------         --------
                                                             $190,252         $167,044
                                                             ========         ========
      Liabilities and Shareholders  Equity
      Current liabilities
              Accounts payable                               $ 29,288         $ 24,872
              Salaries, wages, commissions
                  and related items                             9,160            7,341
              State and local taxes                             1,520              273
              Federal income taxes                              4,401              985
              Current portion of long-term debt   Note 5        7,084            3,480
                                                             --------         --------
                   Total Current Liabilities                   51,453           36,951
      Long-term debt   Note 5                                  28,026           40,621
      Other liabilities                                        11,349            8,344
      Shareholders  equity   Notes 7 and 9
              Capital stock   $.55 stated value per share:
                  Class A (limited voting)   26,695 shares
                  issued (1993, 26,469 shares)                 14,831           14,705
                  Class B (voting)   540 shares issued            300              300
              Additional capital                               71,972           70,635
              Retained earnings                                38,223           20,970
              Currency translation adjustments                    185              105



              Cost of capital stock in treasury
                 (deduction)                                  (26,087)         (25,587)
                                                             --------         --------
                                                               99,424           81,128
                                                             --------         --------
                                                             $190,252         $167,044
                                                             ========         ========


      CONSOLIDATED STATEMENTS OF CASH FLOWS
      (In thousands)
      Year Ended November 30                                 1994         1993          1992
      Operating Activities
      Net income                                           $ 23,302     $ 16,155      $ 12,706
      Adjustments to reconcile net income
          to net cash provided by
          operating activities:
              Depreciation                                    4,637        3,746         3,965
              Amortization of intangibles and other           4,328        3,141         2,827
              Deferred income taxes                          (1,789)        (745)          (46)
              Changes in operating assets and
                 liabilities net of effects
                  from acquired business:
                        Accounts receivable                  (2,295)     (10,335)         (903)
                        Inventories                          (1,158)      (2,974)        2,665
                        Other current assets                   (186)         121           382
                        Accounts payable and accrued
                           expenses                           7,482        9,185           228
                        Federal income taxes                  3,416          398        (1,163)
                        Sundry                                1,233       (1,264)        1,588
                                                          ---------    ---------      ---------
                        Net Cash Provided by
                          Operating Activities               38,970       17,428        22,249

      Investing Activities
      Purchases of property and equipment                    (6,693)      (7,598)       (3,262)
      Payment for acquired business                               -      (37,500)            -
      Purchases of short-term investments                         -            -        (2,778)
      Proceeds from maturities of
         short-term investments                                   -        2,417         2,291
      Sundry                                                  1,005          159         1,390
                                                          ---------    ---------      ---------
                        Net Cash Used by
                          Investing Activities               (5,688)     (42,522)       (2,359)

      Financing Activities
      Cash dividends paid                                    (6,049)      (5,327)       (5,104)
      Proceeds from short-term and
         long-term borrowings                                     -       39,000             -
      Principal payments on short-term
          and long-term borrowings                           (9,000)      (9,529)       (7,481)
      Purchases of capital stock for treasury                     -            -       (11,054)
      Sundry                                                    964            -              -
                                                          ---------    ---------      ---------
                        Net Cash (Used) Provided by
                           Financing Activities             (14,085)      24,144       (23,639)
                                                          ---------    ---------      ---------
                        Increase (Decrease) in Cash
                           and Cash Equivalents              19,197         (950)       (3,749)



      Cash and cash equivalents at beginning of year          7,384        8,334        12,083
                                                          ---------    ---------      ---------
      Cash and cash equivalents at end of year              $26,581      $ 7,384       $ 8,334
                                                          =========    =========      =========

     Notes to Consolidated Financial Statements

     1. Summary of Significant Accounting Policies
     Consolidation and Business
     The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany accounts and transactions. Lilly Industries, Inc. and its subsidiaries (the Company) are principally in the business of manufacturing and selling industrial coatings (including enamels, varnishes, lacquers, gelcoats, silver solutions and similar coatings) to other manufacturing companies.

     Cash Equivalents
     Cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

     Inventories
     Inventories in the United States are stated at the lower of cost, determined by the last-in, first-out (LIFO) method, or market. Inventories of foreign subsidiaries are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

     Intangible Assets
     Goodwill (the excess of cost over the fair value of net assets of purchased businesses) and other intangible assets are amortized by the straight-line method over periods ranging from 5 to 40 years.

     Property and Equipment
     Property and equipment is recorded on the basis of cost and includes expenditures for new facilities and items which substantially increase the useful life of existing buildings and equipment. Depreciation is based on estimated useful lives and computed primarily by the straight-line method.

     Net Income Per Share
     Net income per share is computed on the basis of the weighted average number of shares outstanding during each year, adjusted for stock splits, stock dividends and the dilutive effect, if any, of common stock equivalents.

     2. Acquisition
     On May 7, 1993, the Company acquired assets of ICI Paints North American wood, coil and general liquid industrial coatings business (the Acquired Business ), including inventory, certain laboratory equipment, patents, trademarks and other related intellectual property rights (together with a non-compete covenant from ICI) in exchange for $37,500,000 in cash and the Company s packaging coatings business. The acquired business was integrated into the Company s existing facilities. Proceeds of bank loans were used to fund the cash portion of the purchase price. The acquisition transaction was recorded by the purchase method and the consolidated financial statements include the results of operations of the acquired business since the date of acquisition. The excess of the purchase price over fair value of assets acquired is being amortized by the straight-line method over 20 years.

     The following pro forma consolidated results of operations are stated as though the acquisition occurred on December 1, 1991 and are not necessarily indicative of actual results of operations that would have occurred had the purchase been made at that date, or of future results of operations. Unaudited pro forma net sales, net income and net income per share for the year ended November 30, 1993 were $311,725,000, $16,913,000 and $.73, respectively. Unaudited pro forma net sales, net income and net income per share for the year ended November 30, 1992 were $296,876,000, $14,269,000 and $.61, respectively.

     3. Inventories

     The principal inventory classifications at November 30 are summarized as follows (in thousands):

                                                    1994           1993
      Finished products                           $16,831        $12,971
      Raw materials                                15,127         17,619
                                                  -------        -------
                                                   31,958         30,590
      Less adjustment of certain inventories
              to last-in, first-out (LIFO) basis    8,073          7,863
                                                  -------        -------
                                                  $23,885        $22,727
                                                  =======        =======

     Inventory cost is determined by the LIFO method of inventory valuation for approximately 82% and 85% of inventories at November 30, 1994 and 1993, respectively. While management believes the LIFO method results in a better matching of current costs and revenues, the FIFO method is used to cost inventories of foreign subsidiaries because foreign statutory requirements prohibit use of the LIFO method.

     4. Benefit Plans
     The Company maintains defined benefit and defined contribution plans that cover substantially all employees. Retirement benefits under the defined benefit plans are based on final monthly compensation and years of service. Retirement benefits under the defined contribution plan are based on employer and employee contributions plus earnings to retirement. The plans assets consist primarily of common stock, fixed income securities and guaranteed insurance contracts. In addition, an unfunded supplemental executive retirement plan covers certain employees in which benefits, determined by the Board of Directors, are payable over 15 years. This plan is designed so that if certain assumptions regarding mortality experience, policy dividends and other factors are realized, the Company will recover all costs through insurance policies.

     The provision for defined benefit pension cost is determined using the projected unit credit actuarial method. The Company s policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the Employee Retirement Income Security Act of 1974. Amounts contributed to union-sponsored pension plans are based upon requirements of collective bargaining agreements. Company contributions to the defined contribution plan are based on a percentage of employee contributions.

     A summary of the components of net pension cost for the defined benefit plans and amounts charged to expense for the other plans described above for the years ended November 30 follows (in thousands):

                                                  1994        1993        1992
      Defined benefit plans:
            Service cost   benefits earned
               during the period                $ 2,109     $ 1,800     $ 1,680
            Interest cost on projected
               benefit obligation                 2,638       2,549       2,300
            Actual net loss (gain) on
               plan assets                          529      (3,503)     (4,000)
            Net amortization and deferral        (4,224)        160         937
                                                -------      -------    -------
            Net pension cost                      1,052       1,006         917
      Other plans                                   759         705         540
                                                -------     -------     -------
            Pension expense                     $ 1,811     $ 1,711     $ 1,457
                                                =======     =======     =======

      The expected long-term rate of return on assets used to compute the defined benefit plans pension expense was 9.25% for 1994, 1993 and 1992.

     Assumptions used in the accounting for the defined benefit plans as of November 30 were:

                                                  1994      1993

     Discount rate on benefit obligation          8.0%      7.0%
     Rates of increase in compensation levels     5.0%      5.0%




     Effective December 1, 1994, the defined benefit pension plan covering substantially all U.S. employees was amended to freeze years of service at November 30, 1994. Concurrently with this amendment, the Company increased its matching contribution rates to defined contribution plans. Total pension expense is not expected to change materially as a result of these modifications to the benefit plans.

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at November 30 for the Company s defined benefit pension plans (in thousands). The 1994 amounts reflect the effect of the amendment to freeze years of service:

                                                  1994         1993
      Actuarial present value of benefit obligations:
           Vested                                          $ 27,598     $ 28,641
           Nonvested                                          2,944        4,683
                                                           --------     --------
      Total accumulated benefit obligations                $ 30,542     $ 33,324
                                                           ========     ========
      Actuarial present value of projected benefit
           obligations for services rendered to date       $(35,257)    $(38,579)
      Plan assets at fair value                              38,714       40,100
                                                           --------     --------
      Excess of plan assets over projected
           benefit obligations                                 3,457       1,521
      Unrecognized net (gains) losses                           (990)        130
      Unrecognized prior service cost                          2,455       2,778
      Unrecognized net excess plan assets at
           December 1, 1985, net of amortization              (1,741)     (1,943)
                                                            --------    --------
      Net pension asset                                    $   3,181    $  2,486
                                                           =========    ========

     The plan amendment and the increase in discount rate resulted in a decrease of approximately $5,000,000 in the projected benefit obligations.

     Accumulated benefits for the supplemental executive retirement plan totaled approximately $2,290,000 and $2,218,000 at November 30, 1994 and 1993, respectively.

     The Company provides health care benefits to retirees meeting certain eligibility requirements. Eligibility is based on age and years of service. Retirees participate in the cost of these benefits through contributions and other cost sharing features such as deductibles and coinsurance, which are subject to periodic adjustment by the Company. Funding of benefits is provided by the Company and retiree contributions.

     During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106,
      Employers Accounting for Postretirement Benefits Other Than Pensions . SFAS No. 106 requires accrual accounting for the expected cost of providing postretirement health care benefits to retirees. Prior to fiscal 1994, the Company recognized the cost of these benefits as claims were paid. Expense recognized under SFAS No.106 is not materially different from expense recognized prior to 1994 using the cash basis. The accumulated postretirement benefit obligation resulting from the adoption of this statement is being amortized over 20 years.

     Net periodic postretirement benefit cost includes the following components for the year ended November 30, 1994 (in thousands):

                                                  1994
     Service cost                                 $  50
     Interest cost                                  380
     Amortization of transition obligation          238
                                                  -----
                                                  $ 668
                                                  =====

     The funded status and amounts recognized in the Company s
     consolidated balance sheet for postretirement benefits at
     November 30, 1994 were as follows (in thousands):
                                                            1994
          Accumulated postretirement benefit obligation:
          Retirees                                          $3,469
          Eligible active employees                          1,429
                                                            ------
                                                             4,898
     Unrecognized transition obligation                     (4,530)
                                                            ------
     Accrued postretirement benefit cost                    $  368
                                                            ======

     The accumulated postretirement benefit obligation was determined using a discount rate of 8.5%. The health care cost trend rate used in determining the accumulated postretirement benefit obligation was 12% in 1994 and is assumed to decrease gradually to 6% in the year 2000 and finally to 5.5% in the year 2019 and thereafter. A one percent increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately 7% and fiscal 1994 expense by approximately 4%.

     5. Long-Term Debt

     Long-term debt consists of the following as of November 30 (in thousands):
                                                    1994      1993
     4.92% unsecured senior notes                 $35,000   $    --
     Unsecured revolving notes payable
          to banks                                     --    35,000
     Unsecured note payable to bank                    --     6,875
     Unsecured note payable to bank                    --     2,000
     Other                                            110       226
                                                  -------   -------
                                                   35,110    44,101
     Less current portion                           7,084     3,480
                                                  -------   -------
                                                  $28,026   $40,621
                                                  =======   =======

     On January 12, 1994, the Company issued $35,000,000 of 4.92% unsecured senior notes. The proceeds were used to repay the unsecured revolving notes payable to banks. Outstanding principal of the senior notes in the amount of $7,000,000 becomes due each year beginning in 1995. The entire unpaid principal amount becomes due in 1999. Interest is payable semiannually beginning in 1994. Concurrently with the issuance of these senior notes, the Company entered into a three year interest rate swap agreement with a notional amount of $35,000,000 which declines ratably as principal payments are made on the senior notes. This agreement effectively converts the senior notes from fixed rate debt to six-month LIBOR-based floating rate debt.

     The unsecured notes payable to banks of $6,875,000 and $2,000,000 paid interest at 9.56% and 8.68%, respectively.

     Scheduled maturities of long-term debt are: 1995 - $7,084,000; 1996 - $7,026,000; 1997 - $7,000,000; 1998 - $7,000,000 and 1999
     - $7,000,000. Interest of $1,853,000, $1,992,000 and $1,673,000
     was paid in 1994, 1993 and 1992, respectively.

     The Company s term and revolving loan agreements provide for revolving lines of credit of up to $46,000,000 through June 1, 1995, all of which were available at November 30, 1994. Interest rates for these lines are to be determined at the time of borrowing based on a choice of formulas specified in the agreements.

     Certain of the Company s financing arrangements contain covenants which, among other things, require maintenance of certain financial ratios. The Company was in compliance with such ratios at November 30, 1994.

     6. Income Taxes
     Effective December 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes which requires use of the liability method for financial reporting. Financial statements for prior years have not been restated and the cumulative effect of the accounting change was not material.

     Income tax expense for the years ended November 30 is comprised of the following components (in thousands):
                                            Liability         Deferred
                                            Method              Method
                                             1994        1993       1992
      Current expense:
              Federal                        $12,395    $  8,001    $5,521
              Foreign                          2,944       2,563     2,575
                                             -------    --------    ------
                                              15,339      10,564     8,096
      Deferred expense (credit):
              Federal                         (1,627)       (674)      200
              Foreign                           (162)        (71)     (246)
                                             -------     -------    ------
                                              (1,789)       (745)      (46)
      State                                    2,800       1,965     1,151
                                             -------     -------    ------
                                             $16,350    $ 11,784    $9,201
                                             =======    ========    ======

     A reconciliation of the statutory U.S. federal rate to the effective income tax rate for the years ended November 30
     is as follows:
                                             1994       1993        1992
      Statutory U.S. federal income
         tax rate                            35.0%      34.9%       34.0%
      Increase resulting from:
              State income taxes, net of
               federal income tax benefit     3.7        3.6         3.5
              Foreign tax rates                .2         .1         1.0
              Other items                     2.3        3.6         3.5
                                             ----       ----        ----
      Effective income tax rate              41.2%      42.2%       42.0%
                                             ====       ====        ====

      Deferred income taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities. The deferred tax assets and liabilities recorded on the balance sheet at November 30, 1994 are as follows (in thousands):

                                                         1994
      Deferred tax assets:
          Goodwill                                                $1,308
          Employee benefits                                        1,499
          Accounts receivable, inventory and other                 5,331
                                                                  ------
                                                                   8,138
      Deferred tax liabilities:
          Property and equipment                                  $2,994
          Pension                                                  1,310
          Intangibles and other                                    1,534
                                                                  ------
                                                                   5,838
                                                                  ------
      Net deferred tax assets                                     $2,300
                                                                  ======

      No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $10,000,000 at November 30, 1994. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid will be available to reduce the U.S. tax liability.

     Income taxes of $13,400,000, $12,877,000 and $9,840,000 were paid in 1994, 1993 and 1992, respectively.

     7. Capital Stock
     Authorized shares of Class A and Class B stock are 48,500,000 and 1,500,000 shares, respectively. In May 1994, a three-for-two stock split was affected for Class A and Class B stock whereby one additional share was issued for every two shares outstanding. References to average number shares outstanding, net income per share and dividends per share have been adjusted to recognize the effect of this stock split.

     The limited voting rights of Class A shareholders are equal to voting rights of Class B shareholders only with regard to voting for merger, consolidation or dissolution of the Company and voting and electing four directors of the Company if there are ten or more directors and two directors if there are nine or fewer directors. With respect to all rights other than voting, Class A shareholders are the same as Class B shareholders.

     The terms of the Class B stock, which is held only by employees, provide that these shares be exchanged for Class A stock on a share-for-share basis when the shareholder ceases to be an employee or decides to dispose of the shares. Accordingly, 1,500,000 shares of authorized Class A stock are reserved for this purpose.

     A summary of shares issued and held in treasury follows (in thousands):

                                                   Capital Stock         Capital Stock
                                                   Issued                Held in Treasury
                                                 Class A   Class B    Class A    Class B
      Balance at November 30, 1991               11,032      240      1,199        135
              Class A exchanged for Class B           -        -         42        (42)
              Class B exchanged for Class A           -        -        (33)        33
              5% stock dividend                     472        -          -          -
              Acquisition for treasury                -        -        575          -
              Stock options exercised                84        -         26         15
                                                 ------     ----      -----        ---
      Balance at November 30, 1992               11,588      240      1,809        141
              Class A exchanged for Class B           -        -         66        (66)
              Class B exchanged for Class A           -        -        (11)        11
              Stock options exercised               237        -         40         21
              Three-for-two stock split           5,821      120        921         63
                                                 ------      ---      -----        ---
      Balance at November 30, 1993               17,646      360      2,825        170
              Class A exchanged for Class B           -        -         74        (74)
              Class B exchanged for Class A           -        -        (40)        40
              Stock options exercised               161        -          8         17
              Three-for-two stock split           8,888      180      1,437         69
                                                 ------      ---      -----        ---
      Balance at November 30, 1994               26,695      540      4,304        222
                                                 ======      ===      =====        ===

     Changes in capital stock are summarized as follows (in thousands):
                                                                   Cost of
                                             Capital Stock                      Capital
                                             (Stated Amount)       Additional   Stock in
                                             Class A    Class B    Capital      Treasury
      November 30, 1991                      $13,789    $300       $59,915      $12,544
              5% stock dividend                  591       -         7,796            -
              Acquisition for treasury             -       -             -       11,054
              Stock options exercised            104       -           970          790
                                             -------    ----       -------      -------
      November 30, 1992                       14,484     300        68,681       24,388
              Stock options exercised            221       -         1,954        1,199
                                             -------    ----       -------      -------
      November 30, 1993                       14,705     300        70,635       25,587



              Stock options exercised            126       -         1,177          500
              Disqualifying disposition
                  of stock options                 -       -           160            -
                                             -------    ----       -------      -------
      November 30, 1994                      $14,831    $300       $71,972      $26,087
                                             =======    ====       =======      =======

      Incentive stock option plans entitle certain directors, officers and other key employees to buy shares of Class A stock at prices not less than fair market value on the date of grant. The number of shares reserved and the number and price per share of options granted are adjusted for subsequent stock dividends and stock splits. Shares originally reserved under these plans totaled 4,179,688 of which 776,509 shares remain reserved for the grant of options. At November 30, 1994, options to buy 1,319,418 shares at prices ranging from $5.01 per share to $17.17 per share were outstanding of which 390,754 shares were exercisable.

     The Company sponsors an employees stock purchase plan and a 401(k) savings plan that allow participants to acquire Class A stock at the current fair market value. At November 30, 1994, 2,167,000 shares of Class A stock were reserved for sale under the plans.

      8. Foreign Operations

     United States and foreign operations, which include subsidiaries located in
     Canada, Germany, Malaysia and Taiwan, are as follows (in thousands):
                                                 1994       1993       1992
      Net sales to unaffiliated customers:
              United States                             $284,826   $246,162   $207,702
              Foreign                                     46,480     38,163     28,774
                                                        --------   --------   --------
              Consolidated                              $331,306   $284,325   $236,476
                                                        ========   ========   ========
      Income before income taxes:
              United States                             $ 30,421   $ 19,638   $ 15,634
              Foreign                                      9,231      8,301      6,273
                                                        --------   --------   --------
              Consolidated                              $ 39,652   $ 27,939   $ 21,907
                                                        ========   ========   ========
      Total assets:
              United States                             $165,182   $146,356   $102,139
              Foreign                                     25,572     23,857     16,670
              Eliminations (deductions)                     (502)    (3,169)    (1,760)
                                                        --------   --------   --------
              Consolidated                              $190,252   $167,044   $117,049
                                                        ========   ========   ========

      9. Quarterly Results of Operations (Unaudited)

     Quarterly results of operations are summarized as follows (in thousands, except per share data):
     1994 Quarter Ended                  Feb 28     May 31    Aug 31   Nov  30
      Net sales                           $73,972    $84,520   $86,639  $86,175
      Gross profit                         24,241     29,724    30,948   31,584
      Net income                            3,141      5,786     6,973    7,402
      Net income per share                    .13        .25       .30      .32

      1993 Quarter Ended                  Feb 28     May 31    Aug 31   Nov 30

      Net sales                           $54,524    $65,825   $82,807  $81,169
      Gross profit                         18,125     23,124    26,731   27,234
      Net income                            2,288      4,106     4,601    5,160
      Net income per share                    .10        .18       .20      .22
