Form 10-K405, Exhibit 13
period 1995-11-30
LILLY INDUSTRIES INC
filed 1996-02-26
CIK 59479

Dividend Information and Common Stock Prices

     Dividends are traditionally paid on the 1st business day of January, April, July and October to shareholders of record approximately three weeks prior.

     The following table sets forth the dividends paid per share of stock and the high and low prices in each of the quarters in the past two years ended November 30.

                                      Dividends
Fiscal 1995                           Per Share             High         Low
1st quarter ended February 28             $.070          $14 1/2     $11 3/4
2nd quarter ended May 31                   .080           15          11
3rd quarter ended August 31                .080           13 1/2      11
4th quarter ended November 30              .080           13 1/2      12 1/8
                                          $.310

Fiscal 1994
1st quarter ended February 28             $.060          $16 7/8     $13 1/2
2nd quarter ended May 31                   .067           18          14 1/2
3rd quarter ended August 31                .070           15          11 3/4
4th quarter ended November 30              .070           14 1/2      12
                                          $.267

Stock Trading

     The Company's Class A stock is traded on the New York Stock Exchange under the symbol LI.

     At  November  30,  1995,   there  were   approximately   2,200   registered
shareholders of Class A stock and 70 registered shareholders of Class B stock.

Selected Financial Data (1)


Year Ended November 30                                        1995            1994           1993           1992
                                                          --------        --------       --------      ---------
OPERATIONS
     Net sales                                            $328,345        $331,306       $284,325       $236,476
     Cost of products sold                                 219,899         214,809        189,111        152,480
     Selling, administrative, research and
          development expenses                              73,058          74,480         65,644         61,158
     Income taxes                                           13,510          16,350         11,784          9,201
     Minority shareholders' interests (deduction)               --              --             --             --
     Net income                                             20,264          23,302         16,155         12,706

PER SHARE DATA (2)
     Net income                                                .88            1.00            .70            .55
     Cash dividends                                           .310            .267           .238           .223
     Book value                                               4.86            4.38           3.60           3.16
     Average number of shares and equivalent
          shares outstanding (3)                            23,100          23,250         23,123         23,189
     Shares outstanding at year end                         22,502          22,710         22,517         22,226
     Price range of Class A stock                           15 11         18 11-3/4    15-7/8 9-3/8    9-3/4 5-5/8

OTHER DATA
     Working capital                                        35,505          41,604         33,270         27,131
     Current ratio                                           1.9:1           1.8:1          1.9:1          2.0:1
     Total assets                                          183,582         190,252        167,044        117,049
     Additions to property and equipment (4)                15,599           6,693          7,598          3,262
     Depreciation                                            4,251           4,637          3,746          3,965
     Cash dividends                                          7,041           6,049          5,327          5,104
     Long-term debt                                         21,200          28,026         40,621         10,361
     Shareholders' equity                                  109,374          99,424         81,128         70,125
     Return on average equity                                 19.4%           25.8%          21.4%          17.6%
     Return on sales before minority
          shareholders' interests                              6.2%            7.0%           5.7%           5.4%


(1) This table of Selected Financial Data should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's consolidated financial statements included herein.
(2) Adjusted for all stock splits and stock dividends through November 30, 1995, inclusive. Prices are rounded to nearest 1/8.
(3)  Used to calculate net income per share.
(4)  Excludes effect of acquisitions.


Selected Financial Data (1)


Year Ended November 30                1991       1990        1989        1988        1987        1986         1985
                                  --------   --------    --------    --------    --------    --------     --------
OPERATIONS
 Net sales                         $220,508   $240,146    $219,713    $203,499    $189,213    $147,524     $149,858
 Cost of products sold              150,669    161,626     145,592     134,114     122,135      96,196       98,910
 Selling, administrative,
   research and development
   expenses                          57,527     61,218      53,821      51,496      48,651      35,551       35,502
 Income taxes                         4,417      6,850       8,399       7,550       8,599       7,785        7,542
 Minority shareholders'
   interests (deduction)                 --         --         286         356          94       (404)        (437)
 Net income                           6,357     10,022      12,574      11,284      10,272       8,515        8,648

PER SHARE DATA (2)
 Net income                             .27        .41         .51         .45         .40         .33          .34
 Cash dividends                        .214       .199        .173        .153        .141        .131         .113
 Book value                            3.16       3.10        3.00        2.65        2.34        2.11         1.92
 Average number of shares and
   equivalent shares
   outstanding (3)                   23,499     24,659      24,863      24,921      25,511      25,482       25,416
 Shares outstanding at year end      23,480     23,634      24,863      24,863      25,104      25,284       24,870
 Price range of Class A stock    6-1/8 4-1/8   7-5/8 4   7-1/8 5-3/8  7-1/8 4-7/8  7-5/8 4-5/8  6 4-1/4   4-7/8 3-3/8

OTHER DATA
 Working capital                     30,405     34,513      40,389      36,368      26,006      31,798       32,891
 Current ratio                        2.0:1      2.6:1       2.5:1       2.8:1       2.0:1       3.6:1        3.4:1
 Total assets                       127,342    125,371     129,025     101,357      96,814      75,924       69,153
 Additions to property and
   equipment (4)                      1,928      3,968       2,486       2,930       5,397       4,304        4,447
 Depreciation                         4,038      4,021       3,387       3,133       2,785       2,123        2,098
 Cash dividends                       5,005      4,923       4,341       3,843       3,603       3,293        2,796
 Long-term debt                      16,638     23,016      21,105       5,829       3,137       1,006          910
 Shareholders' equity                74,187     73,185      74,482      65,987      58,755      53,359       47,658
 Return on average equity               8.6%      13.6%       17.9%       18.1%       18.3%       16.9%        19.3%
 Return on sales before minority
   shareholders' interests              2.9%       4.2%        5.6%        5.4%        5.4%        6.0%         6.1%


(1) This table of Selected Financial Data should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's consolidated financial statements included herein.
(2) Adjusted for all stock splits and stock dividends through November 30, 1995, inclusive. Prices are rounded to nearest 1/8.
(3)  Used to calculate net income per share.
(4)  Excludes effect of acquisitions.


Management's Discussion and Analysis of Results of Operations and Financial Condition

         Results of Operations

1995 vs. 1994

         Sales totaled $328.3 million in 1995 compared to 1994 record levels of $331.3 million. Lower sales resulted from decreased demand for liquid coatings during the second, third and fourth quarters due to reduced U.S. manufacturing activity in markets served by the Company.

         Cost of products sold in 1995 increased as a percentage of sales to 67.0% from 64.8% in 1994. This change resulted from sharp increases in raw material costs during the first three quarters of 1995. Price increases were instituted by the Company in the second half of the year to partially offset the impact of these higher raw material costs.

         Operating expenses of $73.1 million in 1995 decreased from $74.5 million in 1994 due to continuing cost control measures and lower business volumes. Operating expenses as a percentage of sales continued to decline and were 22.3% and 22.5% in 1995 and 1994, respectively.

         Net nonoperating expenses in 1995 totaled $1.6 million compared to $2.4 million in 1994. This decrease was due primarily to lower interest expense resulting from reductions in average outstanding borrowings.

         Net income in 1995 totaled $20.3 million, or $.88 per share, compared to 1994 record levels of $23.3 million, or $1.00 per share.

1994 vs. 1993

         Sales of $331.3 million in 1994 were at record high levels increasing 17% compared to 1993 sales of $284.3 million. This increase was due to higher demand for the Company's products resulting from a strong manufacturing sector of the North American economy and the liquid industrial coatings business acquired from ICI Paints. Cost of products sold represented 64.8% of sales in 1994 compared to 66.5% in 1993. This improvement resulted from gains in production efficiencies and higher capacity utilization.

         Higher business volumes in 1994 resulted in a 13.5% increase in operating expenses as compared to 1993. However, 1994 operating expenses as a percentage of sales decreased to 22.5% from 23.1% in 1993 due to effective cost controls. Net nonoperating expenses increased in 1994 and totaled $2.4 million compared to $1.6 million in 1993. This change was due to increased interest expense resulting from higher debt levels.

         Net income in 1994 was a record high of $23.3 million, or $1.00 per share, which was a 44% increase over net income earned in 1993.

         Liquidity and Capital Resources

         Operating cash flow generated in 1995 totaled $27.2 million compared to $39.0 million in 1994. Accounts receivable decreased slightly due to lower business volumes. The Company's overall programs in 1995 to reduce inventory levels resulted in an $8.5 million reduction and a corresponding decrease in accounts payable and accrued expenses. This operating cash flow allowed the Company to reduce debt, pay increased dividends, fund capital expenditures and repurchase 370,000 shares of stock, as discussed below.

         Cash used by investing activities in 1995 was $16.2 million compared to $5.7 million in 1994. The majority of this increase related to expenditures for construction of the new manufacturing facility in Bowling Green, Kentucky. Management anticipates a lower level of capital expenditures in 1996. During fiscal 1995, the Company made acquisitions for its specialty and glass coatings businesses. The Company also divested its automotive refinish business. The impact of these transactions was not material to the Company's operating results or financial condition.

         Financing activities used cash of $17.3 million in 1995, a $3.2 million increase over 1994. The increase was primarily due to purchases of stock for treasury and higher dividend payments. The rate of dividends paid to shareholders was increased 14% in 1995 from 7 cents to 8 cents per share.

         In addition to internally generated funds, the Company maintains $61 million in revolving lines of credit with various banks, all of which were available at November 30, 1995. Use of these credit lines was not required during 1995. The Company's 1995 current ratio improved slightly to 1.9:1 compared to 1.8:1 in 1994. This improvement was attributable to lower accounts payable and accrued expenses offset by lower levels of cash and inventory.

         The Company's operations, like those of most companies in the coatings industry, are subject to regulations relating to maintaining or improving the quality of the environment. Such regulations, along with the Company's own internal compliance efforts, have required and will continue to require capital expenditures. Capital spending for environmental compliance is not anticipated to be material to the Company's financial condition. The Company has been notified that it is a potentially responsible party for clean-up costs with respect to several governmental investigations at independently operated waste disposal sites previously used by the Company. Management has accrued, as appropriate, for these environmental liabilities. Management believes the liabilities associated with these sites will not have a material adverse effect on its operating results or financial condition.

         The Company's strong financial condition and cash flow allow it to be well-positioned to fund general operating needs, dividend payments, debt service requirements, and other future investment needs.

Responsibility for Financial Statements and Report of Independent Auditors

         Responsibility for Financial Statements

         The management of Lilly Industries, Inc. is responsible for the preparation of the financial statements in the Annual Report and for the integrity and objectivity of the information presented. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts which are estimates and judgments. The fairness of the presentation in these statements of the Company's financial position, results of operations and cash flows is reported on by the independent auditors.

         To assist in carrying out the above responsibility, the Company has internal systems which provide for selection of personnel, segregation of duties and the maintenance of accounting policies, systems, procedures and related controls.

         Although no cost-effective system can insure the elimination of errors, the Company's systems have been designed to provide reasonable but not absolute assurances that assets are safeguarded, that policies and procedures are followed, and that the financial records are adequate to permit the production of reliable financial statements. The Audit Committee of the Board of Directors, which is composed of directors who are not employees of the Company or its subsidiaries, meets regularly with Company officers and independent auditors in connection with the adequacy and integrity of the Company's financial reporting and internal controls.

Roman J. Klusas
Vice President and Chief Financial Officer

         Report of Independent Auditors

Shareholders and Board of Directors
Lilly Industries, Inc.

         We have audited the accompanying consolidated balance sheets of Lilly Industries, Inc. and subsidiaries as of November 30, 1995 and 1994, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended November 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lilly Industries, Inc. and subsidiaries at November 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1995, in conformity with generally accepted accounting principles.

Ernst & Young LLP
Indianapolis, Indiana
January 12, 1996

Consolidated Statements of Income and Retained Earnings
(In thousands, except per share data)


Year Ended November 30                                                          1995             1994              1993
                                                                            --------          -------           -------
Net sales                                                                   $328,345         $331,306          $284,325
Costs and expenses
         Cost of products sold                                               219,899          214,809           189,111
         Selling, administrative and general                                  59,874           61,498            53,319
         Research and development                                             13,184           12,982            12,325
                                                                            --------          -------           -------
                                                                             292,957          289,289           254,755
                                                                            --------          -------           -------
                  Operating income                                            35,388           42,017            29,570

Other income (expense)
         Interest income and sundry                                              544              554               294
         Interest expense                                                     (2,158)          (2,919)           (1,925)
                                                                            --------          -------           -------
                                                                              (1,614)          (2,365)           (1,631)
                                                                            --------          -------           -------
                  Income before income taxes                                  33,774           39,652            27,939

Income taxes - Note 6                                                         13,510           16,350            11,784
                                                                            --------          -------           -------
                  Net income                                                  20,264           23,302            16,155

Retained earnings at beginning of year                                        38,223           20,970            10,142
                                                                            --------          -------           -------
                                                                              58,487           44,272            26,297
Deduct dividends paid (1995, $.310 per share;
         1994, $.267 per share; 1993, $.238 per share)                         7,041            6,049             5,327
                                                                            --------          -------           -------
                  Retained earnings at end of year                        $   51,446       $   38,223        $   20,970
                                                                            ========         ========          ========
Average number of shares and equivalent
         shares of capital stock outstanding                                  23,100           23,250            23,123

Net income per share                                                    $        .88      $      1.00      $        .70


*See notes to consolidated financial statements.


Consolidated Balance Sheets
(In thousands)

November 30                                                                                      1995              1994
                                                                                           ----------         ---------
Assets
Current assets
         Cash and cash equivalents                                                          $  20,260         $  26,581
         Accounts receivable, less allowances for doubtful accounts
                  (1995, $2,051; 1994, $1,759)                                                 40,911            42,231
         Inventories - Note 3                                                                  15,411            23,885
         Other                                                                                    349               360
                                                                                              -------           -------
                  Total current assets                                                         76,931            93,057
Other assets
         Goodwill, less amortization (1995, $4,658; 1994, $3,978)                              27,390            28,511
         Other intangibles, less amortization (1995, $12,544; 1994, $9,697)                    20,011            22,467
         Sundry                                                                                13,781            10,464
                                                                                              -------           -------
                                                                                               61,182            61,442
Property and equipment
         Land                                                                                   4,176             4,044
         Buildings                                                                             31,862            25,382
         Equipment                                                                             50,235            46,339
         Allowances for depreciation (deduction)                                              (40,804)          (40,012)
                                                                                              -------           -------
                                                                                               45,469            35,753
                                                                                              -------           -------
                                                                                             $183,582          $190,252
                                                                                              =======           =======
Liabilities and Shareholders' Equity
Current liabilities
         Accounts payable                                                                   $  23,982         $  29,288
         Salaries and payroll related items                                                     7,970             9,160
         State and local taxes                                                                    661             1,520
         Federal income taxes                                                                   1,784             4,401
         Current portion of long-term debt - Note 5                                             7,029             7,084
                                                                                              -------           -------
                  Total current liabilities                                                    41,426            51,453
Long-term debt - Note 5                                                                        21,200            28,026
Other liabilities                                                                              11,582            11,349
Shareholders'  equity - Notes 7 and 9
         Capital  stock - $.55  stated  value  per share:
                  Class A (limited voting) - 26,903 shares issued
                       (1994, 26,695 shares)                                                   14,947            14,831
                  Class B (voting) - 540 shares issued                                            300               300
         Additional capital                                                                    73,450            71,972
         Retained earnings                                                                     51,446            38,223
         Currency translation adjustments                                                         288               185
         Cost of capital stock in treasury (deduction)                                        (31,057)          (26,087)
                                                                                              -------           -------
                                                                                              109,374            99,424
                                                                                              -------           -------
                                                                                             $183,582          $190,252
                                                                                             ========          ========

*See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

Year Ended November 30                                                            1995           1994            1993
                                                                               -------         -------        -------

Operating Activities
Net income                                                                     $20,264        $23,302         $16,155
Adjustments to reconcile net income to net cash provided
    by operating activities:
         Depreciation                                                            4,251          4,637           3,746
         Amortization of intangibles                                             3,923          4,328           3,141
         Deferred income taxes                                                     (70)        (1,789)           (745)
         Changes in  operating  assets  and  liabilities  net  of  effects from acquired business:
                  Accounts receivable                                            1,320         (2,295)        (10,335)
                  Inventories                                                    8,474         (1,158)         (2,974)
                  Accounts payable and accrued expenses                         (7,355)         7,482           9,185
                  Federal income taxes                                          (2,617)         3,416             398
                  Sundry                                                          (987)         1,047          (1,143)
                                                                               -------         -------        -------
                  Net cash provided by operating activities                     27,203         38,970          17,428

Investing Activities
Purchases of property and equipment                                            (15,599)        (6,693)         (7,598)
Payment for acquired business                                                       --             --         (37,500)
Sundry                                                                            (620)         1,005           2,576
                                                                               -------        -------         -------
                  Net cash used by investing activities                        (16,219)        (5,688)        (42,522)

Financing Activities
Dividends paid                                                                  (7,041)        (6,049)         (5,327)
Proceeds from short-term and long-term borrowings                                   --             --          39,000
Principal payments on short-term and long-term borrowings                       (6,888)        (9,000)         (9,529)
Purchases of capital stock for treasury                                         (4,380)            --              --
Sundry                                                                           1,004            964              --
                                                                               -------        -------         -------
                  Net cash (used) provided by financing activities             (17,305)       (14,085)         24,144
                                                                               -------        -------         -------
                  (Decrease) increase in cash and cash equivalents              (6,321)        19,197            (950)

Cash and cash equivalents at beginning of year                                  26,581          7,384           8,334
                                                                               -------         -------         -------
Cash and cash equivalents at end of year                                       $20,260        $26,581        $  7,384
                                                                               =======        =======         =======


*See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.       Summary of Significant Accounting Policies

Business

         Lilly Industries, Inc. and its subsidiaries (the Company) are in the business of formulating, producing and selling industrial coatings to other manufacturing companies. The Company's principal products are wood coatings for furniture, building products and cabinets; coil coatings for residential siding components, appliances and metal buildings; specialty coatings for a variety of metal products and fiberglass reinforced products; powder coatings for a variety of metal products; and glass coatings for mirrors.

Consolidation and Use of Estimates

         The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany accounts and transactions. Preparation of these statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Intangible Assets

         Goodwill, which represents the excess of cost over fair value of net assets of purchased businesses, is amortized by the straight-line method over periods ranging from 20 to 40 years. Other intangible assets consist of noncompete agreements, customer lists and technology, and are amortized by the straight-line method over periods ranging from 5 to 20 years. The Company periodically evaluates the value of intangible assets to determine if an impairment has occurred. This evaluation is based on various analyses including reviewing anticipated cash flows.

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

2.       Acquisition

         On May 7,  1993,  the  Company  acquired  assets of ICI  Paints'  North
American wood, coil and general liquid industrial coatings business (the "Acquired Business") for $37,500,000 in cash and the Company's packaging coatings business. The acquisition transaction was recorded by the purchase method and the consolidated financial statements include the results of operations of the acquired business since the date of acquisition.

         The following pro forma consolidated results of operations are stated as though the acquisition occurred on December 1, 1992 and are not necessarily indicative of actual results of operations that would have occurred had the purchase been made at that date. Unaudited pro forma net sales, net income and net income per share for the year ended November 30, 1993 were $311,725,000, $16,913,000 and $.73, respectively.

3.       Inventories

         The principal inventory classifications at November 30 are summarized as follows (in thousands):

                                                                                   1995          1994
                                                                                  -----------------------
Finished products                                                                  $11,065       $16,831
Raw materials                                                                       12,584        15,127
                                                                                   -------       -------
                                                                                    23,649        31,958
Less adjustment of certain inventories
         to last-in, first-out (LIFO) basis                                          8,238         8,073
                                                                                   -------       -------
                                                                                   $15,411       $23,885
                                                                                   =======       =======


         Inventory cost is determined by the LIFO method of inventory valuation for approximately 70% and 82% of inventories at November 30, 1995 and 1994, respectively. While management believes the LIFO method results in a better matching of current costs and revenues, the FIFO method is used to cost inventories of foreign subsidiaries because foreign statutory requirements prohibit use of the LIFO method.

         During fiscal 1995 inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of this liquidation was to increase earnings by approximately $600,000.

4.       Benefit Plans

         The Company maintains defined benefit and defined contribution plans that cover substantially all employees. Retirement benefits under the defined benefit plans are based on final monthly compensation and years of service. Retirement benefits under the defined contribution plans are based on employer and employee contributions plus earnings to retirement. The plans' assets consist primarily of common stock, fixed income securities and guaranteed insurance contracts. In addition, an unfunded supplemental executive retirement plan covers certain employees in which benefits, determined by the Board of Directors, are payable over 15 years. This plan is designed so that if certain assumptions regarding mortality experience, policy dividends and other factors are realized, the Company will recover all costs through insurance policies.

         The provision for defined benefit pension cost is determined using the projected unit credit actuarial method. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the Employee Retirement Income Security Act of 1974. Amounts contributed to union-sponsored pension plans are based upon requirements of collective bargaining agreements. Company contributions to the defined contribution plans are based on a percentage of employee contributions.

         Effective December 1, 1994, the defined benefit pension plan covering substantially all U.S. employees was amended to freeze years of service at November 30, 1994. Concurrently with this amendment, the Company increased its matching contribution rates to the defined contribution plans.

         A summary of the components of net pension cost for the defined benefit plans and amounts charged to expense for the defined contribution plans for the years ended November 30 follows (in thousands):

                                                                                      1995          1994         1993
                                                                                  ------------------------------------
Defined benefit plans:
         Service cost - benefits earned during the period                         $    708       $ 2,109     $ 1,800
         Interest cost on projected benefit obligation                               2,742         2,638       2,549
         Actual net (gain) loss on plan assets                                      (8,849)          529      (3,503)
         Net amortization and deferral                                               5,267        (4,224)        160
                                                                                   -------       -------      ------
         Net pension cost                                                             (132)        1,052       1,006

Defined contribution plans                                                           2,130           759         705
                                                                                   -------       -------      ------
         Pension expense                                                           $ 1,998       $ 1,811     $ 1,711
                                                                                   =======       =======     =======


         The expected long-term rate of return on assets used to compute the defined benefit plans' pension cost was 9.25% for 1995, 1994 and 1993.

         The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at November 30 for the Company's defined benefit pension plans (in thousands):

                                                                                      1995          1994
                                                                                  ----------------------
Actuarial present value of benefit obligations:
         Vested                                                                   $ 33,498      $ 27,598
         Nonvested                                                                   3,126         2,944
                                                                                   -------       -------
Total accumulated benefit obligations                                             $ 36,624      $ 30,542
                                                                                   =======       =======
Actuarial present value of projected benefit
         obligations for services rendered to date                                $(43,118)     $(35,257)

Plan assets at fair value                                                           46,510        38,714
                                                                                   -------       -------
Excess of plan assets over projected
         benefit obligations                                                         3,392         3,457
Unrecognized net losses (gains)                                                        535          (990)
Unrecognized prior service cost                                                      2,248         2,455
Unrecognized net excess plan assets at
         December 1, 1985, net of amortization                                      (1,539)       (1,741)
                                                                                   -------       -------
Net pension asset                                                                $   4,636     $   3,181
                                                                                   =======       =======

         Assumptions used in the accounting for the defined benefit plans as of November 30 were:

                                                                                      1995          1994
                                                                                     -------------------
Discount rate on benefit obligation                                                   7.0%          8.0%
Rates of increase in compensation levels                                              5.0%          5.0%


         The  decrease  in  the  discount   rate  resulted  in  an  increase  of
approximately   $5,000,000  in  the  projected   benefit   obligations.

         Accumulated benefits for the supplemental executive retirement plan totaled approximately $2,235,000 and $2,290,000 at November 30, 1995 and 1994, respectively.

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

         During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". SFAS No. 106 requires accrual accounting for the expected cost of providing postretirement health care benefits to retirees. Prior to fiscal 1994, the Company recognized the cost of these benefits as claims were paid. Expense recognized under SFAS No. 106 is not materially different from expense recognized prior to 1994 using the cash basis. The accumulated postretirement benefit obligation resulting from the adoption of this statement is being amortized over 20 years.

         Net periodic postretirement benefit cost includes the following components for the years ended November 30 (in thousands):

                                                                                      1995          1994
                                                                                     -------------------
Service cost                                                                         $  76         $  50
Interest cost                                                                          309           380
Net amortization and deferral                                                         (51)             -
Amortization of transition obligation                                                  238           238
                                                                                   -------       -------
                                                                                      $572          $668
                                                                                   =======       =======

         The funded status and amounts recognized in the Company's consolidated balance sheet for postretirement benefits at November 30 were as follows (in thousands):

                                                                                      1995          1994
                                                                                    --------------------
Accumulated postretirement benefit obligation:
         Retirees                                                                   $1,996        $3,469
         Eligible active employees                                                   1,109         1,429
                                                                                   -------       -------
                                                                                     3,105         4,898
Unrecognized actuarial gain                                                          1,822             -
Unrecognized transition obligation                                                  (4,291)       (4,530)
                                                                                   -------       -------
Accrued postretirement benefit cost                                                $   636       $   368
                                                                                   =======       =======


         The accumulated postretirement benefit obligation was determined using a discount rate of 7.5% (1994, 8.5%). The health care cost trend rate used in determining the accumulated postretirement benefit obligation was 12% in 1995 and is assumed to decrease gradually to 6% in the year 2000 and finally to 5.5% in the year 2019 and thereafter. A one percent increase in the health care cost trend rate would increase the accumulated postretirement benefit obligation by approximately 8% and fiscal 1995 expense by approximately 9%.

5.       Long-Term Debt

         Long-term debt consists of the following as of November 30 (in thousands):

                                                                                      1995          1994
                                                                                  ----------------------
4.92% unsecured senior notes                                                       $28,000       $35,000
Other                                                                                  229           110
                                                                                   -------       -------
                                                                                    28,229        35,110
Less current portion                                                                 7,029         7,084
                                                                                   -------       -------
                                                                                   $21,200       $28,026
                                                                                   =======       =======

         Outstanding principal of the unsecured senior notes in the amount of $7,000,000 is due annually through 1999, when the entire unpaid principal amount becomes due. Interest is payable semiannually. In January 1994, the Company entered into a three year interest rate swap agreement which effectively converts the senior notes from fixed rate debt to six-month LIBOR-based floating rate debt. The notional amount of the swap, $28,000,000 at November 30, 1995, declines ratably as principal payments are made on the senior notes.

     Scheduled maturities of long-term debt are: 1996 - $7,029,000; 1997 - $7,029,000; 1998 - $7,016,000; 1999 - $7,018,000 and 2000 - $19,000. Interest of
$2,306,000,  $1,853,000 and  $1,992,000 was paid in fiscal 1995,  1994 and 1993, respectively.

         The Company has revolving lines of credit through June 1, 1997 that allow borrowings of up to $61,000,000, all of which were available at November 30, 1995. Interest rates for these lines are to be determined at the time of borrowing based on a choice of formulas specified in the agreements.

         Certain of the Company's financing arrangements contain covenants which, among other things, require maintenance of certain financial ratios. The Company was in compliance with such ratios at November 30, 1995.

6.       Income Taxes

         Effective December 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" which requires use of the liability method for financial reporting. Financial statements for prior years have not been restated and the cumulative effect of the accounting change was not material.

         Income tax expense for the years ended November 30 is comprised of the following components (in thousands):

                                                             Liability Method            Deferred Method
                                                        1995             1994                       1993
                                                    ----------------------------------------------------
Current expense:
         Federal                                    $  7,953          $12,395                   $  8,001
         Foreign                                       3,267            2,944                      2,563
                                                     -------          -------                    -------
                                                      11,220           15,339                     10,564
Deferred credit:
         Federal                                           -           (1,627)                      (674)
         Foreign                                         (70)            (162)                       (71)
                                                     -------          -------                    -------
                                                         (70)          (1,789)                      (745)
State                                                  2,360            2,800                      1,965
                                                     -------          -------                    -------
                                                     $13,510          $16,350                    $11,784
                                                     =======          =======                    =======

         A reconciliation of the statutory U.S. federal rate to the effective income tax rate for the years ended November 30 is as follows:

                                                                         1995         1994          1993
                                                                        --------------------------------
Statutory U.S. federal income tax rate                                   35.0%        35.0%         34.9%
Increase resulting from:
         State income taxes, net of federal
         income tax benefit                                               3.4          3.7           3.6
         Foreign tax rates                                                 .8           .2            .1
         Other items                                                       .8          2.3           3.6
                                                                         ----         ----          ----
Effective income tax rate                                                40.0%        41.2%         42.2%
                                                                         ====         ====          ====

         Deferred income taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities. The deferred tax assets and liabilities recorded on the balance sheet at November 30 are as follows (in thousands):

                                                                                      1995          1994
                                                                                   ---------------------
Deferred tax assets:
         Goodwill                                                                   $1,152        $1,308
         Employee benefits                                                           1,520         1,499
         Accounts receivable, inventory and other                                    5,927         5,331
                                                                                     -----         -----
                                                                                     8,599         8,138
Deferred tax liabilities:
         Property and equipment                                                      3,264         2,994
         Pension                                                                     1,630         1,310
         Intangibles and other                                                       1,335         1,534
                                                                                     -----         -----
                                                                                     6,229         5,838
                                                                                     -----         -----
Net deferred tax assets                                                             $2,370        $2,300
                                                                                     =====         =====

         No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $12,000,000 at November 30, 1995. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

         Income taxes of $16,524,000,  $13,400,000 and $12,877,000  were paid in
1995, 1994 and 1993, respectively.


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

         A summary of shares issued and held in treasury follows (in thousands):

                                                                                  Capital Stock
                                                                        Issued                   Held in Treasury
                                                               Class A        Class B         Class A         Class B
                                                               ------------------------------------------------------
Balance at November 30, 1992                                     11,588            240          1,809             141
         Class A exchanged for Class B                                -              -             66             (66)
         Class B exchanged for Class A                                -              -            (11)             11
         Stock options exercised                                    237              -             40              21
         Three-for-two stock split                                5,821            120            921              63
                                                                 ------            ---          -----            ----
Balance at November 30, 1993                                     17,646            360          2,825             170
         Class A exchanged for Class B                                -              -             74             (74)
         Class B exchanged for Class A                                -              -            (40)             40
         Stock options exercised                                    161              -              8              17
         Three-for-two stock split                                8,888            180          1,437              69
                                                                 ------            ---          -----             ---
Balance at November 30, 1994                                     26,695            540          4,304             222
         Class A exchanged for Class B                                -              -             78             (78)
         Class B exchanged for Class A                                -              -             (8)              8
         Acquisition for treasury                                     -              -            370               -
         Stock options exercised                                    208              -             10              35
                                                                 ------            ---          -----             ---
Balance at November 30, 1995                                     26,903            540          4,754             187
                                                                 ======            ===          =====             ===

         Changes in capital stock are summarized as follows (in thousands):

                                                                                                              Cost of
                                                                    Capital Stock                             Capital
                                                                  (Stated Amount)          Additional        Stock in
                                                                Class A        Class B        Capital        Treasury
                                                                -----------------------------------------------------
Balance at November 30, 1992                                    $14,484           $300        $68,681         $24,388
         Stock options exercised                                    221              -          1,954           1,199
                                                                 ------            ---         ------          ------
Balance at November 30, 1993                                     14,705            300         70,635          25,587
         Stock options exercised                                    126              -          1,177             500
         Disqualifying disposition
              of stock options                                        -              -            160               -
                                                                 ------            ---         ------          ------
Balance at November 30, 1994                                     14,831            300         71,972          26,087
         Acquisition for treasury                                     -              -              -           4,380
         Stock options exercised                                    116              -          1,376             590
         Disqualifying disposition
              of stock options                                        -              -            102               -
                                                                 ------            ---         ------          ------
Balance at November 30, 1995                                    $14,947           $300        $73,450         $31,057
                                                                 ======            ===         ======          ======


         Incentive stock option plans entitle certain directors, officers and other key employees to buy shares of Class A stock at prices not less than fair market value on the date of grant. The number of shares reserved and the number and price per share of options granted are adjusted for subsequent stock dividends and stock splits. Shares reserved under these plans totaled 1,887,698 at November 30, 1995 of which option grants have been made for 1,198,880 shares at prices ranging from $5.01 to $17.17. During 1995, 208,229 options were exercised at prices ranging from $5.01 to $10.83 and 101,041 additional options were granted. Options to buy 576,844 shares are currently exercisable.

         The Company sponsors an employees' stock purchase plan and a 401(k) savings plan that allow participants to acquire Class A stock at the current fair market value. At November 30, 1995, 4,926,000 shares of Class A stock were reserved for sale under the plans.

8.       Foreign Operations

         United States and foreign operations, which include subsidiaries located in Canada, Germany, Taiwan, Malaysia and China are as follows (in thousands):

                                                                 1995           1994           1993
                                                             --------------------------------------
Net sales to unaffiliated customers:
         United States                                       $277,494       $284,826       $246,162
         Foreign                                               50,851         46,480         38,163
                                                              -------        -------        -------
         Consolidated                                        $328,345       $331,306       $284,325
                                                              =======        =======        =======
Income before income taxes:
         United States                                       $ 23,785       $ 30,421       $ 19,638
         Foreign                                                9,989          9,231          8,301
                                                              -------        -------        -------
         Consolidated                                        $ 33,774       $ 39,652       $ 27,939
                                                              =======        =======        =======
Total assets:
         United States                                       $158,338       $165,182       $146,356
         Foreign                                               25,784         25,572         23,857
         Eliminations (deductions)                               (540)          (502)        (3,169)
                                                              -------        -------        -------
         Consolidated                                        $183,582       $190,252       $167,044
                                                              =======        =======        =======

9.       Quarterly Results of Operations (Unaudited)

         Quarterly   results  of  operations   are  summarized  as  follows  (in
thousands, except per share data):

                                                                                  Quarter Ended
1995                                                           Feb 28         May 31         Aug 31          Nov 30
-------------------------------------------------------------------------------------------------------------------
Net sales                                                     $80,447        $85,407        $79,705         $82,786
Gross profit                                                   26,880         28,530         25,119          27,917
Net income                                                      4,647          5,808          4,577           5,232
Net income per share                                              .20            .25            .20             .23

                                                                                  Quarter Ended
1994                                                           Feb 28         May 31         Aug 31          Nov 30
-------------------------------------------------------------------------------------------------------------------
Net sales                                                     $73,972        $84,520        $86,639         $86,175
Gross profit                                                   24,241         29,724         30,948          31,584
Net income                                                      3,141          5,786          6,973           7,402
Net income per share                                              .13            .25            .30             .32
