Form 10-K, Exhibit 13
period 1996-11-30
LILLY INDUSTRIES INC
filed 1997-02-27
CIK 59479

Selected Financial Data (1)
(In thousands, except per share data)


Year Ended November 30                      1996(2)             1995              1994              1993
----------------------------------------------------------------------------------------------------------
Operations
Net sales                                   $508,976          $328,345          $331,306          $284,325
Cost of products sold                        321,748           219,899           214,809           189,111
Selling, administrative, research and
  development expenses                       129,655            73,058            74,480            65,644
Income taxes                                  15,362            13,510            16,350            11,784
Net income as reported                        18,776            20,264            23,302            16,155
Net income excluding restructuring charge     24,060            20,264            23,302            16,155

Per Share Data (3)
Net income as reported                           .81               .88              1.00               .70
Net income excluding restructuring charge       1.04               .88              1.00               .70
Cash dividends                                  .320              .310              .267              .238
Book value                                      5.36              4.86              4.38              3.60
Average number of shares and
  equivalent shares outstanding (4)           23,200            23,100            23,250            23,123
Shares outstanding at year end                22,723            22,502            22,710            22,517
Price range of Class A stock            19 3/4-12 1/4            15-11         18-11 3/4      15 7/8-9 3/8

Other Data
Working capital                               50,579            35,505            41,604            33,270
Current ratio                                  1.5:1             1.9:1             1.8:1             1.9:1
Total assets                                 521,860           183,582           190,252           167,044
Additions to property and equipment(5)        19,233            15,599             6,693             7,598
Depreciation                                   6,453             4,251             4,637             3,746
Cash dividends                                 7,232             7,041             6,049             5,327
Long-term debt                               245,037            21,200            28,026            40,621
Shareholders' equity                         121,889           109,374            99,424            81,128
Return on average equity                        20.8%(6)          19.4%             25.8%             21.4%
Return on sales                                  4.7%(6)           6.2%              7.0%              5.7%


1 This table of Selected Financial Data should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's consolidated financial statements included herein.

2    Includes effect of the acquisition of Guardsman Products,  Inc. on April 8,
     1996.

3 Adjusted for all stock splits and stock dividends through November 30, 1996 inclusive. Prices are rounded to nearest 1/8.

4    Used to calculate net income per share.

5    Excludes effect of acquisitions.

6 Excludes effect of restructuring charge of $9,607 which reduced net income by $5,284 or $.23 per share.

Year Ended November 30                     1992           1991        1990          1989          1988          1987         1986
----------------------------------------------------------------------------------------------------------------------------------
Operations
Net sales                                $236,476       $220,508    $240,146      $219,713      $203,499      $189,213    $147,524
Cost of products sold                     152,480        150,669     161,626       145,592       134,114       122,135      96,196
Selling, administrative, research
  and development expenses                 61,158         57,527      61,218        53,821        51,496        48,651      35,551
Income taxes                                9,201          4,417       6,850         8,399         7,550         8,599       7,785
Net income as reported                     12,706          6,357      10,022        12,574        11,284        10,272       8,515
Net income excluding
     restructuring charge                  12,706          6,357      10,022        12,574        11,284        10,272       8,515

Per Share Data (3)
Net income as reported                        .55            .27         .41           .51           .45           .40         .33
Net income excluding
     restructuring charge                     .55            .27         .41           .51           .45           .40         .33
Cash dividends                               .223           .214        .199          .173          .153          .141        .131
Book value                                   3.16           3.16        3.10          3.00          2.65          2.34        2.11
Average number of shares and
  equivalent shares outstanding (4)        23,189         23,499      24,659        24,863        24,921        25,511      25,482
Shares outstanding at year end             22,226         23,480      23,634        24,863        24,863        25,104      25,284
Price range of Class A stock          9 3/4-5 5/8    6 1/8-4 1/8     7 5/8-4   7 1/8-5 3/8   7 1/8-4 7/8   7 5/8-4 5/8     6-4 1/4

Other Data
Working capital                            27,131         30,405      34,513        40,389        36,368        26,006      31,798
Current ratio                               2.0:1          2.0:1       2.6:1         2.5:1         2.8:1         2.0:1       3.6:1
Total assets                              117,049        127,342     125,371       129,025       101,357        96,814      75,924
Additions to property
     and equipment(5)                       3,262          1,928       3,968         2,486         2,930         5,397       4,304
Depreciation                                3,965          4,038       4,021         3,387         3,133         2,785       2,123
Cash dividends                              5,104          5,005       4,923         4,341         3,843         3,603       3,293
Long-term debt                             10,361         16,638      23,016        21,105         5,829         3,137       1,006
Shareholders' equity                       70,125         74,187      73,185        74,482        65,987        58,755      53,359
Return on average equity                     17.6%           8.6%       13.6%         17.9%         18.1%         18.3%       16.9%
Return on sales                               5.4%           2.9%        4.2%          5.6%          5.4%          5.4%        6.0%

Management's Discussion and Analysis of
Results of Operations and Financial Condition

(LEFT COLUMN)

Sales for 1996 increased 55% to a new high of $509 million from $328 million for the prior year. Net income before the restructuring charge totaled $1.04 per share, an increase of 19% over 1995 net income.

Guardsman Acquisition and Restructuring

Effective April 8, 1996 the Company acquired the outstanding shares of Guardsman Products, Inc. for $235 million financed through senior secured credit facilities. This acquisition represents the most significant transaction in the Company's 131 year history.

         Guardsman's technology and related products are complementary to Lilly's with little customer overlap. Guardsman is well-known for its technological strengths in two-component coatings for agricultural and construction equipment, high solid coatings for major appliances and waterborne coatings for furniture and kitchen cabinets. The combination of both companies' technologies and products will materially aid Lilly's expansion into several key strategic markets.

         By the end of 1997, management expects the combined companies' operating costs to be approximately $25 million less than when the two companies operated separately. These savings will result from the elimination of redundant functions and expenses.

         Elimination of redundant functions and expenses include the consolidation of manufacturing facilities. These consolidations, which include both Lilly and Guardsman facilities, will result in the closure of some plants and workforce reductions totaling approximately 250 employees. Closure costs consist of facility and equipment valuation adjustments, inventory disposal costs, dismantling and maintenance costs, and termination benefits. In conjunction with these consolidation plans, the Company announced the closure of two older plants located in Tulsa, Oklahoma and Jamestown, New York. It is anticipated all facility consolidations will be completed by the end of fiscal 1997.

         Costs associated with the planned closure of former Lilly facilities and related reductions in workforce are reflected as a restructuring charge totaling $9.6 million which reduced net income by $5.3 million or $.23 per share. Costs associated with the planned closure of former Guardsman facilities and related reductions in workforce totaled $9 million and are recorded as liabilities in the opening balance sheet of the combined entity as of the acquisition date.

Operating Results

Net income was $18.8 million ($.81 per share), $20.3 million ($.88 per share) and $23.3 million ($1.00 per share) for 1996, 1995 and 1994, respectively. The 7% decline in 1996 net income from 1995 was due to a one-time restructuring

(RIGHT COLUMN)

charge of $9.6 million. Excluding the effect of this one-time charge, 1996 net income would have been $24.1 million ($1.04 per share), surpassing 1995 earnings of $.88 per share.

         Sales for 1996 increased 55% to a new high of $509 million from $328 million in 1995. This increase was due to higher volumes associated with the acquisition of Guardsman, overall volume increases in Lilly's pre-acquisition business and some selling price increases instituted in the second half of 1995. Sales in 1995 decreased from 1994 sales of $331.3 million. This decrease resulted from lower demand for liquid coatings due to decreased U.S. manufacturing activity in markets served by the Company.

         Gross profit margins were 36.8%, 33.0% and 35.2% for 1996, 1995 and 1994, respectively. Improved 1996 margins were due to lower raw material costs, efficiencies in raw material procurement, and selling price increases instituted in the second half of 1995. The decline in 1995 margins from 1994 was due to sharp increases in raw material prices during the first three quarters of 1995.

         Operating expenses totaled $139.3 million, $73.1 million and $74.5 million in 1996, 1995 and 1994, respectively. Increases in 1996 operating expenses were due to the inclusion of Guardsman operations, increased amortization expense associated with intangibles acquired in the Guardsman acquisition and the one-time restructuring charge of $9.6 million previously discussed. Operating expenses decreased in 1995 compared to 1994 due to cost control measures as well as lower business volumes.

         Interest expense in 1996 was $14.5 million compared to $2.2 million in 1995 resulting from borrowings necessary to fund the Guardsman acquisition. Interest expense in 1995 declined from 1994 expense of $2.9 million due to reductions in outstanding borrowings.

         The Company's effective tax rate was 45%, 40% and 41.2% in 1996, 1995 and 1994, respectively. The increase to 45% in 1996 is due largely to non-deductible goodwill associated with the Guardsman acquisition.

         The Company's operations, like those of most companies in the coatings industry, are subject to regulations related to maintaining or improving the quality of the environment. Such regulations, along with the Company's own

[LEFT COLUMN]

internal compliance efforts, have required and will continue to require capital expenditures. Capital spending for environmental compliance is not anticipated to be material to the Company's financial condition. The Company has been notified that it is a potentially responsible party for clean-up costs with respect to several governmental investigations at independently operated waste disposal sites previously used by the Company. Management has accrued, as appropriate, for these environmental liabilities. Management believes the liabilities associated with these sites will not have a material adverse effect on its operating results or financial condition.

Liquidity and Capital Resources

In 1996 the Company changed its capital structure by entering into a $300 million credit agreement ("Agreement") that provided funds necessary to complete the Guardsman acquisition. The Agreement provides for $225 million of borrowings under term notes and $75 million under a revolving note. Annual principal payments on the term notes escalate annually and range from $16.5 to $39 million with final payment due in 2003. Final payment on the revolver is due in 2002. The Company uses interest rate swap agreements to convert the interest rate on a portion of these borrowings to a fixed rate which averaged 7.64% at November 30, 1996. Management expects to fund all debt service requirements from operating cash flows. As of November 30, 1996, the Company was in compliance with all restrictive covenants included in the Agreement.

         The Company used $275 million under the Agreement ($225 million in term notes and $50 million under the revolver) to fund the purchase of Guardsman shares, pay-off existing debt and to pay acquisition related expenses. The Company made additional borrowings under the revolver totaling $35.6 million which were used to fund various operating needs. The Company reduced the above borrowings by $49.2 million during 1996. Additional amounts available for borrowing under the revolver totaled $35 million at November 30, 1996.

         The Company's 1996 investing activities included the acquisition of Guardsman as previously discussed. The Company also invested $19.2 million in property and equipment. These investments were made to increase capacity, increase manufacturing efficiencies and improve product quality. Expenditures in 1996 included amounts for our new facility in Bowling Green, Kentucky and the purchase of a powder coatings facility in Charlotte, North Carolina. Capital expenditures in 1997 are expected to be lower than 1996 expenditures and will be financed from internal sources and existing credit facilities.

         Cash provided by operations increased to $37.5 million from $27.2 million in 1995. The increase is primarily due to the $9.6 million noncash restructuring charge, $5.2 million increase in amortization expense, and higher accounts payable offset by higher levels of accounts receivable and inventories.

[RIGHT COLUMN]

Higher levels of accounts receivable, inventories and accounts payable reflect increased business volumes.

         The Company's 1996 current ratio is 1.5:1 compared to 1.9:1 for 1995. The decrease is predominately due to non-recurring restructuring and other acquisition liabilities. The significant increases in deferred income taxes, goodwill and other noncurrent liabilities on the balance sheet are primarily related to the Guardsman acquisition.

         Management expects the Company to generate sufficient cash flow from operations to fund debt service requirements and meet other operating needs.



--------------------------------------------------------------------------------
Responsibility for Financial Statements

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




/s/ Kenneth L. Mills
Kenneth L. Mills
Corporate Accounting Director, Assistant Secretary

[LEFT COLUMN]

Report of Independent Auditors

Shareholders and Board of Directors
Lilly Industries, Inc.

We have audited the accompanying consolidated balance sheets of Lilly Industries, Inc. and subsidiaries as of November 30, 1996 and 1995, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lilly Industries, Inc. and subsidiaries at November 30, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

January 13, 1997

Consolidated Statements of Income and Retained Earnings
(In thousands, except per share data)

Year ended November 30                                      1996         1995         1994
--------------------------------------------------------------------------------------------
Net sales                                                $ 508,976    $ 328,345    $ 331,306
Costs and expenses
         Cost of products sold                             321,748      219,899      214,809
         Selling, administrative and general               112,361       59,874       61,498
         Research and development                           17,294       13,184       12,982
         Restructuring charge (Note 3)                       9,607           --           --
                                                           ---------------------------------
                                                           461,010      292,957      289,289
                                                           ---------------------------------
                  Operating income                          47,966       35,388       42,017

Other income (expense)
         Interest income and sundry                            638          544          554
         Interest expense                                  (14,466)      (2,158)      (2,919)
                                                           ---------------------------------
                                                           (13,828)      (1,614)      (2,365)
                                                           ---------------------------------
                  Income before income taxes                34,138       33,774       39,652

Income taxes (Note 7)                                       15,362       13,510       16,350
                                                           ---------------------------------
                  Net income                                18,776       20,264       23,302

Retained earnings at beginning of year                      51,446       38,223       20,970
                                                           ---------------------------------
                                                            70,222       58,487       44,272
Deduct dividends paid (1996, $.320 per share;
         1995, $.310 per share; 1994, $.267 per share)       7,232        7,041        6,049
                                                           ---------------------------------
                  Retained earnings at end of year       $  62,990    $  51,446    $  38,223
                                                           =================================
Average number of shares and equivalent shares of
         capital stock outstanding                          23,200       23,100       23,250

Net income per share                                     $     .81    $     .88    $    1.00



See accompanying notes.

Consolidated Balance Sheets
(In thousands)

November 30                                                     1996          1995
------------------------------------------------------------------------------------
Assets
Current assets
         Cash and cash equivalents                           $   6,790    $  20,260
         Accounts receivable, less allowances
           for doubtful accounts
           (1996, $2,706; 1995, $2,051) (Note 6)                84,592       40,911
         Inventories (Note 4 and 6)                             47,546       15,411
         Deferred income taxes                                   5,717           --
         Other                                                  14,073          349
                                                              ---------------------
                  Total current assets                         158,718       76,931

Other assets
         Goodwill, less amortization
         (1996, $9,028; 1995, $4,658)                          228,536       27,390
         Other intangibles, less amortization
         (1996, $17,271; 1995, $12,544)                         30,275       20,011
         Deferred income taxes                                  12,091        2,370
         Sundry                                                 11,658       11,411
                                                              ---------------------
                                                               282,560       61,182

Property and equipment (Note 6)
         Land                                                    8,396        4,176
         Buildings                                              48,087       31,862
         Equipment                                              71,056       50,235
         Allowances for depreciation (deduction)               (46,957)     (40,804)
                                                              ---------------------
                                                                80,582       45,469
                                                              ---------------------
                                                             $ 521,860    $ 183,582
                                                              =====================



Liabilities and Shareholders' Equity
Current liabilities
         Accounts payable                                    $  56,593    $  23,982
         Salaries and payroll related items                     22,681        7,970
         Other                                                  11,281           --
         State and local taxes                                     269          661
         Federal income taxes                                      791        1,784
         Current portion of long-term debt (Note 6)             16,524        7,029
                                                              ---------------------
                  Total current liabilities                    108,139       41,426

Long-term debt (Note 6)                                        245,037       21,200

Other liabilities                                               46,795       11,582

Shareholders' equity (Note 8)
         Capital stock, $.55 stated value per share:
                  Class A (limited voting) - 27,184 shares
                    issued (1995, 26,903 shares)                15,103       14,947
                  Class B (voting) - 540 shares issued             300          300
         Additional capital                                     75,433       73,450
         Retained earnings                                      62,990       51,446
         Currency translation adjustments                           88          288
         Cost of capital stock in treasury (deduction)         (32,025)     (31,057)
                                                              ---------------------
                                                               121,889      109,374
                                                              ---------------------
                                                             $ 521,860    $ 183,582
                                                              =====================


See accompanying notes.

Consolidated Statements of Cash Flows
(In thousands)

Year ended November 30                                                   1996         1995         1994
---------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                            $  18,776    $  20,264    $  23,302
Adjustments to reconcile net income to net cash provided by
  operating activities:
         Restructuring charge                                             9,607           --           --
         Depreciation                                                     6,453        4,251        4,637
         Amortization of intangibles                                      9,097        3,923        4,328
         Deferred income taxes                                            2,094          (70)      (1,789)
         Changes in operating assets and liabilities net of effects from acquired business:
                  Accounts receivable                                    (5,849)       1,320       (2,295)
                  Inventories                                            (7,086)       8,474       (1,158)
                  Accounts payable and accrued expenses                   7,825       (9,972)      10,898
                  Sundry                                                 (3,466)        (987)       1,047
                                                                      -----------------------------------
                  Net cash provided by operating activities              37,451       27,203       38,970

Investing Activities
Purchases of property and equipment                                     (19,233)     (15,599)      (6,693)
Payment for acquired business                                          (235,000)          --           --
Sundry                                                                    4,590         (620)       1,005
                                                                      -----------------------------------
                  Net cash used by investing activities                (249,643)     (16,219)      (5,688)

Financing Activities
Dividends paid                                                           (7,232)      (7,041)      (6,049)
Proceeds from short-term and long-term borrowings                       310,600           --           --
Principal payments on short-term and long-term borrowings              (105,817)      (6,888)      (9,000)
Purchases of capital stock for treasury                                      --       (4,380)          --
Sundry                                                                    1,171        1,004          964
                                                                      -----------------------------------
                  Net cash provided (used) by financing activities      198,722      (17,305)     (14,085)
                                                                      -----------------------------------
                  (Decrease) increase in cash and cash equivalents      (13,470)      (6,321)      19,197

Cash and cash equivalents at beginning of year                           20,260       26,581        7,384
                                                                      -----------------------------------
Cash and cash equivalents at end of year                              $   6,790    $  20,260    $  26,581
                                                                      ===================================


See accompanying notes.

[LEFT COLUMN]

Notes to Consolidated Financial Statements
November 30, 1996

1. Summary of Significant Accounting Policies

Business. Lilly Industries, Inc. and its subsidiaries (the Company) are principally in the business of formulating, producing and selling industrial coatings and specialty chemicals to manufacturing companies. The Company's products include wood coatings for furniture, building products and cabinets; coil coatings for building products, appliances and transportation equipment; specialty coatings for a variety of metal products and fiberglass reinforced products; powder coatings for a variety of metal products; and glass coatings for mirrors. The Company also sells various household interior care products, including fabric protectors and furniture polishes.

Consolidation and Use of Estimates. The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany accounts and transactions. Preparation of these statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents. Cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

Inventories. Inventories in the United States are stated at the lower of cost, determined by the last-in, first-out (LIFO) method, or market. Inventories of foreign subsidiaries are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

Intangible Assets. Goodwill, which represents the excess of cost over fair value of net assets of purchased businesses, is amortized by the straight-line method over periods ranging from 20 to 40 years. Other intangible assets consist of noncompete agreements, customer lists and technology and are amortized by the straight-line method over periods ranging from 5 to 20 years. The Company periodically evaluates the value of intangible assets to determine if an impairment has occurred. This evaluation is based on various analyses including reviewing anticipated cash flows.

Property and Equipment. Property and equipment is recorded on the basis of cost and includes expenditures for new facilities and items which substantially increase the useful life of existing buildings and equipment. Depreciation is based on estimated useful lives (ranging from 3 to 40 years) and computed primarily by the straight-line method.

[RIGHT COLUMN]

Interest-Rate Swap Agreements. The Company periodically enters into interest-rate swap agreements to modify the interest characteristics of its outstanding debt. Swap agreements involve the exchange of interest payments based on a variable interest rate for interest payments based on a fixed interest rate calculated by reference to a notional amount over the life of the agreement. The notional amount of each swap agreement represents all or a portion of the principal balance of a specific debt obligation. The differential to be paid or received is accrued and recognized as an adjustment of interest expense.

Net Income Per Share. Net income per share is computed on the basis of the weighted average number of shares outstanding during each year, adjusted for stock splits and the dilutive effect, if any, of common stock equivalents.

2. Acquisition

Effective April 8, 1996 the Company acquired for $235,000,000 in cash all the outstanding shares of Guardsman Products, Inc. ("Guardsman"). To finance the acquisition, the Company obtained commitments for $300,000,000 of senior secured credit facilities (see Note 6) and used $275,000,000 of these facilities to fund the initial purchase of shares, pay-off existing debt and to pay related expenses. The acquisition was recorded using the purchase method and the consolidated financial statements include the results of operations of Guardsman since the date of acquisition. The fair value of net assets acquired include $40,031,000 net working capital, $50,246,000 noncurrent assets, $213,642,000 intangible assets, $28,549,000 long-term debt, and $40,370,000 noncurrent liabilities. Goodwill is being amortized by the straight-line method over 40 years.

         The following unaudited pro forma consolidated results of operations for the years ended November 30, 1996 and 1995 are stated as though the acquisition occurred on December 1, 1994 (in thousands, except per share data):

                                                         1996       1995
--------------------------------------------------------------------------
Net sales                                              $598,722   $578,919
Net income                                               20,767     20,287
Net income per share                                        .90        .88

         Pro forma results for the year ended November 30, 1996 include a restructuring charge of $9,607,000 which reduced net income by $5,284,000 or $.23 per share (see Note 3). Pro forma results for the year ended November 30, 1995 include a restructuring charge of $10,458,000 recorded by Guardsman in 1995 which reduced net income by $5,752,000 or $.25 per share. The pro forma consolidated results of operations are not necessarily indicative of future

[LEFT COLUMN]

results of operations or actual results of operations that would have occurred had the purchase been made at December 1, 1994.

3. Restructuring

The  Company  has  adopted  and  commenced   implementation  of  plans  for  the
consolidation of manufacturing facilities related to the acquisition of Guardsman. These plans, which include both Lilly and Guardsman facilities, will result in the closure of some plants and workforce reductions totaling approximately 250 employees. Closure costs consist of facility and equipment valuation adjustments, inventory disposal costs, dismantling and maintenance costs, and termination benefits. The primary employee groups affected include manufacturing, selling, administrative and research and development personnel. It is anticipated these plans will be completed by the end of fiscal 1997.

         Costs associated with the planned closure of former Lilly facilities and related reductions in workforce are reflected as a restructuring charge totaling $9,607,000, which reduced net income by $5,284,000 or $.23 per share. The components of the restructuring charge and amounts paid or charged against these reserves are as follows (in thousands):

                                                     Costs Paid     Ending
                                         Provision   or Charged    Balance
---------------------------------------------------------------------------
Facilities, equipment, inventories,
 and other                                $7,827       $  365       $7,462
Termination benefits                       1,780          447        1,333
                                          --------------------------------
                                          $9,607       $  812       $8,795
                                          ================================

         Costs associated with the planned closure of former Guardsman facilities and related reductions in workforce are recorded as liabilities in the opening balance sheet of the combined entity as of the acquisition date. The components of these liabilities and amounts paid or charged against these reserves are as follows (in thousands):

                                                         Costs Paid    Ending
                                            Liabilities  or Charged   Balance
-----------------------------------------------------------------------------
Facilities, equipment, inventories,
 and other                                     $6,532      $1,642      $4,890
Termination benefits                            2,476         469       2,007
                                               ------------------------------
                                               $9,008      $2,111      $6,897
                                               ==============================

[RIGHT COLUMN]

4. Inventories

The principal inventory classifications at November 30 are summarized as follows (in thousands):

                                                        1996          1995
----------------------------------------------------------------------------
Finished products                                      $25,847       $11,065
Raw materials                                           29,375        12,584
                                                       ---------------------
                                                        55,222        23,649
Less adjustment of certain inventories
 to last-in, first-out (LIFO) basis                      7,676         8,238
                                                       ---------------------
                                                       $47,546       $15,411
                                                       =====================

         Inventory cost is determined by the LIFO method of inventory valuation for approximately 82% and 70% of inventories at November 30, 1996 and 1995, respectively. While management believes the LIFO method results in a better matching of current costs and revenues, the FIFO method is used to cost inventories of foreign subsidiaries because foreign statutory requirements prohibit use of the LIFO method.

         During fiscal 1995 inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of this liquidation was to increase earnings by approximately $600,000.


5. Benefit Plans

The Company maintains defined benefit and defined contribution plans that cover substantially all employees. Retirement benefits under the defined benefit plans are based on final monthly compensation and years of service. Retirement benefits under the defined contribution plans are based on employer and employee contributions plus earnings to retirement. The plans' assets consist primarily of common stock, fixed income securities and guaranteed insurance contracts. In addition, unfunded supplemental executive retirement plans cover certain employees in which benefits, determined by the Board of Directors, are payable after retirement over periods ranging from 15 years to life of the participant.

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

         The Guardsman defined benefit pension plans covering substantially all U.S. employees were amended to freeze years of service at December 31, 1996 and

[LEFT COLUMN]

merged into the defined benefit plan maintained by the Company. Concurrently with this amendment, these employees became participants in the Company's defined contribution plans. The impact of the plan merger was recorded in connection with the Guardsman acquisition. All 1996 amounts disclosed below reflect the effect of freezing years of service for the Guardsman plans and their merger into the Lilly plan.

         Effective December 1, 1994 the Lilly defined benefit pension plan covering substantially all U.S. employees was amended to freeze years of service at November 30, 1994. Concurrently with this amendment, the Company increased its matching contribution rates to defined contribution plans. A summary of the components of net pension cost for the defined benefit plans and amounts charged to expense for the defined contribution plans for the years ended November 30 follows (in thousands):
                                               1996         1995         1994
--------------------------------------------------------------------------------
Defined benefit plans
   Service cost - benefits earned
    during the period                         $ 1,733      $   708      $ 2,109
   Interest cost on projected
    benefit obligation                          4,594        2,742        2,638
   Actual net (gain) loss
    on plan assets                             (9,056)      (8,849)         529
   Net amortization
    and deferral                                3,104        5,267       (4,224)
                                              ---------------------------------
   Net pension cost                               375         (132)       1,052
Defined contribution plans                      2,219        2,130          759
                                              ---------------------------------
   Pension expense                            $ 2,594      $ 1,998      $ 1,811
                                              =================================

         The expected long-term rate of return on assets used to compute the defined benefit plans' pension expense was 9.25% for 1996, 1995 and 1994.

         The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at November 30 for the Company's defined benefit pension plans (in thousands):
                                                           1996          1995
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
         Vested                                          $ 58,699      $ 33,498
         Nonvested                                         19,612         3,126
                                                         ----------------------
Total accumulated benefit obligations                    $ 78,311      $ 36,624
                                                         ======================
Actuarial present value of projected benefit
 obligations for services rendered to date               $(79,647)     $(43,118)
Plan assets at fair value                                  83,186        46,510
                                                         ----------------------
Excess of plan assets over projected
 benefit obligations                                        3,539         3,392
Unrecognized net (gains) losses                              (768)          535
Unrecognized prior service cost                             2,794         2,248
Unrecognized transition obligation at
         December 1, 1985, net of amortization             (1,337)       (1,539)
                                                         ----------------------
Net pension asset                                        $  4,228      $  4,636
                                                         ======================

[RIGHT COLUMN]

         The discount rate and rate of increase in compensation levels used to measure benefit obligations were 7% and 5%, respectively, for both 1996 and 1995. Accumulated benefits for supplemental executive retirement plans totaled approximately $5,144,000 and $2,235,000 at November 30, 1996 and 1995,
respectively.

6. Long-Term Debt

Long-term debt consists of the following as of November 30 (in thousands):

                                                      1996             1995
------------------------------------------------------------------------------
Facility A Term Note                                $171,500         $     --
Facility B Term Note                                  49,875               --
Facility C Revolving Note                             40,000               --
4.92% unsecured senior notes                              --           28,000
Other                                                    186              229
                                                    -------------------------
                                                     261,561           28,229
Less current portion                                  16,524            7,029
                                                    -------------------------
                                                    $245,037         $ 21,200
                                                    =========================

         In April 1996 the Company entered into a $300,000,000 credit agreement ("Agreement") with a group of financial institutions to finance the acquisition of Guardsman and to repay existing debt. The Agreement provides for $175,000,000 and $50,000,000 of borrowings under term notes and $75,000,000 under a revolving note. Outstanding principal of the term notes is due in quarterly payments which escalate annually with final payment due November 30, 2003. Interest on the term notes is payable quarterly. The principal of the revolving note is due May, 2002 and interest is due quarterly. Amounts available under the revolver are limited to a borrowing base, as defined in the Agreement. Additional amounts available for borrowing under the revolver totaled $35,000,000 at November 30, 1996.

         The notes and revolver bear interest, at the Company's option, at (i) the higher of the agent bank's prime rate (8.25% at November 30, 1996) or the Federal Funds rate plus one-half (1/2%) percent, or (ii) the London Interbank Offered Rate; plus 50 to 225 basis points depending on the Company' s Leverage Ratio. A commitment fee, ranging from .25% to .50%, is payable on the unused portion of the revolving note. The outstanding notes are secured by the Company's accounts receivable and real and personal property.

         In April, 1996 the Company entered into a forty-four month interest rate swap agreement with a notional amount of $175,000,000; and in November, 1996, a twenty-four month interest rate swap agreement with a notional amount of $50,000,000. These agreements effectively convert a portion of the term notes

[LEFT COLUMN]

from floating rate debt to fixed rate debt with a weighted average rate of 7.64% at November 30, 1996. The notional amount of the $175,000,000 agreement was $135,000,000 at November 30, 1996 and reduces ratably on an annual basis to $50,000,000 in 1999.

         Minimum principal payments of long-term debt excluding the revolving note are: 1997 - $16,524,000; 1998 - $31,141,000; 1999 - $31,518,000; 2000 -
$36,019,000;  2001 -  $39,020,000;  2002  -  $35,937,000;  2003  -  $31,353,000.
Interest of $12,746,000, $2,306,000 and $1,853,000 was paid in fiscal 1996, 1995 and 1994, respectively.

         The Company is subject to various debt covenants, including negative covenants which require the maintenance of certain ratios for maximum leverage, fixed charge coverage and interest coverage. Additionally, such covenants place certain restrictions on the Company's ability to engage in mergers and acquisitions, incur additional indebtedness, acquire or dispose of fixed assets, and the use of Excess Cash Flow.


7. Income Taxes

Income tax expense for the years ended November 30 is comprised of the following components (in thousands):

                                           1996           1995           1994
-------------------------------------------------------------------------------
Current expense:
         Federal                         $  7,204       $  7,953       $ 12,395
         Foreign                            4,736          3,267          2,944
         State                              1,328          2,360          2,800
                                         --------------------------------------
                                           13,268         13,580         18,139
Deferred expense (credit):
         Federal                            1,829             --         (1,627)
         Foreign                             (119)           (70)          (162)
         State                                384             --             --
                                         --------------------------------------
                                            2,094            (70)        (1,789)
                                         --------------------------------------
                                         $ 15,362       $ 13,510       $ 16,350
                                         ======================================

         A reconciliation of the statutory U.S. federal rate to the effective income tax rate for the years ended November 30 is as follows:

                                                  1996      1995       1994
-----------------------------------------------------------------------------
Statutory U.S. federal
     income tax rate                              35.0%     35.0%      35.0%
Increase resulting from:
         Goodwill                                  4.1       2.4         .5
         State income taxes, net of federal
          income tax benefit                       3.3       3.4        3.7
         Other items                               2.6      (0.8)       2.0
                                                  -------------------------
Effective income tax rate                         45.0%     40.0%      41.2%
                                                  =========================

[RIGHT COLUMN]

         Deferred income taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities. The deferred tax assets and liabilities recorded on the balance sheet at November 30 are as follows (in thousands):
                                                          1996          1995
------------------------------------------------------------------------------
Deferred tax assets:
         Restructuring and closure reserves             $ 6,127       $    --
         Goodwill                                         1,316         1,152
         Employee benefits                                4,398         1,520
         Accounts receivable, inventory and other        15,281         5,927
                                                        ---------------------
                                                         27,122         8,599
Deferred tax liabilities:
         Property and equipment                           8,003         3,264
         Pension                                          1,311         1,630
         Intangibles and other                               --         1,335
                                                        ---------------------
                                                          9,314         6,229
                                                        ---------------------
Net deferred tax assets                                 $17,808       $ 2,370
                                                        =====================

         No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $14,000,000 at November 30, 1996. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

         Income taxes of $20,177,000,  $16,524,000 and $13,400,000  were paid in
1996, 1995 and 1994, respectively.

8. Capital Stock

Authorized shares of Class A and Class B stock were increased in 1996 from 48,500,000 and 1,500,000 shares, respectively, to 97,000,000 and 3,000,000, respectively. The limited voting rights of Class A shareholders are equal to voting rights of Class B shareholders only with regard to voting for merger, consolidation or dissolution of the Company and voting and electing four directors of the Company if there are ten or more directors and two directors if there are nine or fewer directors. With respect to all rights other than voting, Class A shareholders are the same as Class B shareholders.

         The terms of the Class B stock, which is held only by employees, provide that these shares be exchanged for Class A stock on a share-for-share basis when the shareholder ceases to be an employee or decides to dispose of the shares. Accordingly, 3,000,000 shares of authorized Class A stock are reserved for this purpose.

         On January 12, 1996 the Company's Board of Directors ("Board") declared a dividend of one purchase right for each outstanding share of Class A and Class B stock. In addition, one right is distributed for each share issued after

[LEFT COLUMN]

January 26, 1996. Upon exercise, each right entitles holders to purchase from the Company one share of stock at $55 per share, subject to certain adjustments. The rights become exercisable when a person or group acquires beneficial ownership of 15 percent or more of Class A stock or becomes the beneficial owner of an amount of Class A stock (but not less than 10 percent) which the Board determines to be substantial and not in the Company's best long-term interests or following the announcement of a tender or exchange offer for 30% or more of the Class A stock.

         In the event a person acquires 15 percent or more of Class A stock, or is determined by the Board to be a substantial owner whose ownership is not in the Company's best long-term interests or an acquiring person engages in certain self-dealing transactions, each holder will have the right to receive that number of common shares having a market value of two times the exercise price of the right. At any time after a person becomes an acquiring person, but before such person acquires 50 percent or more of outstanding Class A stock, the Board may exchange each right for one common share (subject to adjustment).

         In the event the Company is involved in certain business combination transactions, or 50% or more of the Company's consolidated assets or earning power are sold, each holder will have the right to receive, upon exercise at the then-current exercise price of the right, that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the right.

     The Company may redeem the rights at a price of $.01 per right at any time prior to the time a person or group becomes an acquiring person as defined by the rights agreement. The rights expire in January, 2006.

     A summary of shares issued and held in treasury follows (in thousands):

                                                       Capital Stock
                                                  Issued        Held in Treasury
                                            Class A    Class B  Class A  Class B
--------------------------------------------------------------------------------
Balance at November 30, 1993                 17,646      360    2,825       170
         Class A exchanged for Class B           --       --       74       (74)
         Class B exchanged for Class A           --       --      (40)       40
         Stock options exercised                161       --        8        17
         Three-for-two stock split            8,888      180    1,437        69
                                             ----------------------------------
Balance at November 30, 1994                 26,695      540    4,304       222
         Class A exchanged for Class B           --       --       78       (78)
         Class B exchanged for Class A           --       --       (8)        8
         Acquisition for treasury                --       --      370        --
         Stock options exercised                208       --       10        35
                                             ----------------------------------
Balance at November 30, 1995                 26,903      540    4,754       187
         Class A exchanged for Class B           --       --       78       (78)
         Class B exchanged for Class A           --       --      (54)       54
         Stock options exercised                281       --       32        28
                                             ----------------------------------
Balance at November 30, 1996                 27,184      540    4,810       191
                                             ==================================

[RIGHT COLUMN]

         Changes in capital stock are summarized as follows (in thousands):

                                                                         Cost of
                                          Capital Stock                  Capital
                                           (Stated Amount)   Additional Stock in
                                          Class A   Class B   Capital   Treasury
--------------------------------------------------------------------------------
Balance at November 30, 1993               $14,705   $   300   $70,635   $25,587
         Stock options exercised               126        --     1,177       500
         Disqualifying disposition
         of stock options                       --        --       160        --
                                           -------------------------------------
Balance at November 30, 1994                14,831       300    71,972    26,087
         Acquisition for treasury               --        --        --     4,380
         Stock options exercised               116        --     1,376       590
         Disqualifying disposition
         of stock options
                                                --        --       102        --
                                           -------------------------------------
Balance at November 30, 1995                14,947       300    73,450    31,057
         Stock options exercised               156        --     1,828       968
         Disqualifying disposition
         of stock options                       --        --       155        --
                                           -------------------------------------
Balance at November 30, 1996               $15,103   $   300   $75,433   $32,025
                                           =====================================

         Incentive stock option plans entitle certain directors, officers and other key employees to buy shares of Class A stock at prices not less than fair market value on the date of grant. The number of shares reserved and the number and price per share of options granted are adjusted for subsequent stock dividends and stock splits. Shares reserved under these plans totaled 1,604,254 at November 30, 1996 of which option grants have been made for 1,210,322 shares at prices ranging from $5.19 to $17.17. During 1996, 280,962 options were exercised at prices ranging from $5.01 to $14.33 and 309,336 additional options were granted. Options to buy 648,000 shares are currently exercisable.

         Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", encourages, but does not require companies to record compensation expense for grants of stock options and other equity instruments at fair value. The Statement permits companies to continue to apply APB Opinion 25 and related Interpretations in accounting for its plans. The Company has elected to continue to apply APB Opinion 25 which will result in no income statement effect. However, additional disclosures will be required in the financial statements for the year ending November 30, 1997 to comply with Statement 123.

         The Company sponsors an employees' stock purchase plan and defined contribution plans that allow participants to acquire Class A stock at the current fair market value. At November 30, 1996, 4,926,000 shares of Class A stock were reserved for sale under the plans.

[LEFT COLUMN]

9. Foreign Operations

United States and foreign operations, which include subsidiaries located in Canada, the United Kingdom, Germany, Taiwan, Malaysia and China are as follows (in thousands):

                                               1996         1995         1994
--------------------------------------------------------------------------------
Net sales to unaffiliated customers:
         United States                       $423,753    $ 277,494    $ 284,826
         Foreign                               85,223       50,851       46,480
                                             ----------------------------------
         Consolidated                        $508,976    $ 328,345    $ 331,306
                                             ==================================
Income before income taxes:
         United States                       $ 41,501    $  25,943    $  33,340
         Foreign                               16,710        9,989        9,231
         Interest expense                     (14,466)      (2,158)      (2,919)
         Restructuring charge                  (9,607)          --           --
                                             ----------------------------------
         Consolidated                        $ 34,138    $  33,774    $  39,652
                                             ==================================
Total assets:
         United States                       $463,557    $ 158,338    $ 165,182
         Foreign                               58,725       25,784       25,572
         Eliminations (deductions)               (422)        (540)        (502)
                                             ----------------------------------
         Consolidated                        $521,860    $ 183,582    $ 190,252
                                             ==================================


10. Quarterly Results of Operations (Unaudited)

Quarterly results of operations are summarized as follows (in thousands, except per share data):

                                                  Quarter Ended
1996                                 Feb. 29     May 31      Aug. 31     Nov. 30
--------------------------------------------------------------------------------
Net sales                            $73,271    $131,711    $150,859    $153,135
Gross profit                          24,061      47,474      56,188      59,505
Net income                             3,486         616       7,012       7,662
Net income per share                     .15         .03         .30         .33

                                                  Quarter Ended
1995                                 Feb. 28     May 31      Aug. 31     Nov. 30
--------------------------------------------------------------------------------
Net sales                            $80,447    $ 85,407    $ 79,705    $ 82,786
Gross profit                          26,880      28,530      25,119      27,917
Net income                             4,647       5,808       4,577       5,232
Net income per share                     .20         .25         .20         .23

Shareholder Information


[LEFT COLUMN]

Form 10-K

A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, will be sent free to any shareholder upon written request. Write to:

Mr. Kenneth L. Mills, Assistant Secretary
Lilly Industries, Inc.
733 S. West Street
Indianapolis, IN 46225

Registrar & Transfer Agent

KeyCorp Shareholder Services, Inc.
P. O. Box 6477
Cleveland, Ohio 44101
(800) 542-7792
(216) 813-5745

Communications concerning shareholder records, including address changes, stock transfers, cash dividends or other service needs should be directed to KeyCorp Shareholder Services, Inc.


Analyst Contacts

Security analyst inquiries are welcomed. Please call:
         Douglas W. Huemme
         (317) 687-6700


Annual Meeting

Thursday, April 24, 1997
10:00 A.M., EST
Rooms 101 and 102
Indiana Convention Center & RCA Dome
Indianapolis, Indiana

The meeting notice and proxy materials will be mailed to shareholders on or about March 20, 1997. Lilly urges all shareholders to vote their proxies and thus participate in the decisions that will be made at the annual meeting.

[RIGHT COLUMN]

Dividend Reinvestment Plan

A dividend reinvestment and voluntary stock purchase plan for Lilly Industries, Inc. shareholders permits purchase of the Company's Class A stock without payment of brokerage commission or service charge. Participants in this plan may have cash dividends on their shares automatically reinvested and, if they choose, invest by making optional cash payments. Additional information on the plan is available by writing:

KeyCorp Shareholder Services, Inc.
P.O. Box 6477
Cleveland, Ohio 44101


Dividend Information and Common Stock Prices

Dividends are traditionally paid on the 1st business day of January, April, July and October to shareholders of record approximately three weeks prior.

     The following table sets forth the dividends paid per share of stock and the high and low prices in each of the quarters in the past two years ended November 30.

                                    Dividends
Fiscal 1996                         Per Share          High             Low
-------------------------------------------------------------------------------
1st quarter ended  February 29       $ .08           $ 19 3/4         $ 16 1/4
2nd quarter ended May 31               .08             19               15
3rd quarter ended August 31            .08             15 3/4           12 1/2
4th quarter ended November 30          .08             14 1/8           12 1/4
                                     -----------------------------------------
                                     $ .32
                                     =========================================

                                    Dividends
Fiscal 1995                         Per Share          High             Low
-------------------------------------------------------------------------------
1st quarter ended February 28        $ .07           $ 14 1/2         $ 11 3/4
2nd quarter ended May 31               .08             15               11
3rd quarter ended August 31            .08             13 1/2           11
4th quarter ended November 30          .08             13 1/2           12 1/8
                                     -----------------------------------------
                                     $ .31
                                     =========================================

Stock Trading

The Company's Class A stock is traded on the New York Stock Exchange under the symbol LI.

         At  November  30,  1996  there  were  approximately   2,300  registered
shareholders of Class A stock and 65 registered shareholders of Class B stock, which is reserved for employees of the Company.

[TOP PORTION OF PAGE]

Officers and Directors
As of November 30, 1996


Officers
Douglas W. Huemme, 55
Chairman, President
and Chief Executive Officer

Larry H. Dalton, 49
Vice President,
Operations and Manufacturing

Alain DeBlandre, 40
Vice President and General Manager,
Coil Coatings

William C. Dorris, 53
Vice President,
Corporate Development

Ned L. Fox, 55
Vice President and General Manager,
Specialty Coatings

A. Barry Melnkovic, 39
Vice President, Human Resources

Kenneth L. Mills, 48
Corporate Accounting Director,
Assistant Secretary

Gary D. Missildine, 55
Vice President and General Manager,
Powder Coatings

Robert A. Taylor, 42
Vice President and General Manager,
Wood Coatings

Keith C. Vander Hyde, Jr., 38
Vice President and General Manager,
Guardsman Products

Jay M. Wiegner, 53
Vice President and General Manager,
Glass Coatings

--------------------------------------------------------------------------------

[BOTTOM PORTION OF PAGE]

Directors
H. J. (Jack) Baker, 69
Chairman Emeritus
BMW Constructors, Inc.

James M. Cornelius, 53
Chairman
Guidant Corporation

William C. Dorris, 53
Vice President,
Corporate Development

Paul K. Gaston, 62
Former Chairman
Guardsman Products, Inc.

Douglas W. Huemme, 55
Chairman, President
and Chief Executive Officer

Harry Morrison, Ph.D., 59
Dean, School of Science
Purdue University

John D. Peterson, 63
Chairman
City Securities Corporation

Thomas E. Reilly, Jr., 56
Chairman and Chief Executive Officer
Reilly Industries, Inc.

Van P. Smith, 68
Chairman
Ontario Corporation

Richard A. Steele, 69
Retired President
and Chief Executive Officer
Citizens Gas and Coke Utility

Locations

Corporate Office
733 S. West Street
Indianapolis, Indiana 46225

Corporate Technology Center
521 W. McCarty
Indianapolis, Indiana 46225

--------------------------------------------------------------------------------
United States

Alabama                            Illinois                             New Jersey
1771 Industrial Road               5400 23rd Avenue                     1991 Nolte Drive
Dothan, AL 36303                   Moline, IL 61265                     Paulsboro, NJ 08066

Arkansas                           Indiana                              North Carolina
1900 E. 145th Street               28335 Clay Street                    10300 Claude Freeman Drive
Little Rock, AR 72206              Elkhart, IN 46517                    Charlotte, NC 28262

California                         546 W. Abbott Street                 2147 Brevard Road
210 East Alondra Blvd.             Indianapolis, IN 46225               High Point, NC 27216
Gardena, CA 90248
                                   715 East Maryland Street             1717 English Road
9845 Miller Way                    Indianapolis, IN 46202               High Point, NC 27262
South Gate, CA 90280
                                   Kentucky                             Texas
901 West Union Street              347 Central Avenue                   2518 Chalk Hill Road
Montebello, CA 90640               Bowling Green, KY 42101              Dallas, TX 75212

Connecticut                        Michigan                             Washington
145 Dividend Road                  411 Darling Street                   13535 Monster Road
Rocky Hill, CT 06067               Fremont, MI 49412                    Seattle, WA 98178

15 Lunar Drive                     4999 36th Street SE
Woodbridge, CT 06525               Grand Rapids, MI 49518

Florida                            Missouri
2355 S.W. 66th Terrace             1136 Fayette Street
Davie, FL 33317                    N. Kansas City, MO 64116


--------------------------------------------------------------------------------



International

Canada                             England                     Malaysia
1915 Second Street West            152 Milton Park             Lot No. 4963, Jalan Teratai
Cornwall, Ontario K6H 5T1          Abingdon                    51/2 Miles, Meru Industrial Zone
Canada                             Oxfordshire OX14 4SD        41050 Klang, Selangor Darul Ehsan
                                   England                     Malaysia
65 Duke Street
London, Ontario N6J 2X3            Germany                     Singapore
Canada                             D-8649 Wallenfels/Ofr.      Level 36, Hong Leong Building
                                   Postfach 1126               16 Raffles Quay 04851
China                              Germany                     Singapore
Lot 3 Xintang
     District Administration       Ireland                     Taiwan, R.O.C.
Dalinshan, Dongguan                Willowfield Road            No. 1 Kung Yeh First Road
Guangdon, China                    Ballinamore                 Zenwu Village
                                   Co. Leitrim                 Kaohsiung Hsien
                                   Ireland                     Taiwan, R.O.C.
