Form 10-K, Exhibit 13
period 1997-11-30
LILLY INDUSTRIES INC
filed 1998-02-27
CIK 59479

Selected Financial Data (1)
(In thousands, except per share data)

Year Ended November 30                  1997          1996 (2)      1995          1994         1993           1992
---------------------------------------------------------------------------------------------------------------------
Operations
Net sales                             $601,296      $508,976      $328,345      $331,306      $284,325      $236,476
Cost of products sold                  373,015       321,748       219,899       214,809       189,111       152,480
Gross margin percentage                   38.0%         36.8%         33.0%         35.2%         33.5%         35.5%
Selling, general and
 administrative expenses               139,467       112,361        59,874        61,498        53,319        50,128
Research and development expenses       18,680        17,294        13,184        12,982        12,325        11,030
Operating income                        70,134        57,573        35,388        42,017        29,570        22,838
Operating income percentage               11.7%         11.3%         10.8%         12.7%         10.4%          9.7%
Interest expense                        19,317        14,466         2,158         2,919         1,925         1,662
Income taxes                            23,068        11,039        13,510        16,350        11,784         9,201
Net income                              28,095        24,060        20,264        23,302        16,155        12,706
EBITDA (3)                              92,470        73,761        44,106        51,536        36,751        30,361
EBITDA interest coverage (4)               4.8           5.1          20.4          17.7          19.1          18.3

Per Share Data (5)
Net income                                1.20          1.04           .88          1.00           .70           .55
Cash dividends                             .32           .32           .31           .27           .24           .22
Book value                                6.16          5.36          4.86          4.38          3.60          3.16

Price range of common stock         24 1/8-16 3/4   19 3/4-12 1/4    15-11       18-11 3/4   15 7/8-9 3/8    9 3/4-5 5/8

Other Data
Total assets                           501,795       521,860       183,582       190,252        167,044      117,049
Working capital                         52,126        50,579        35,505        41,604         33,270       27,131
Capital expenditures(6)                 12,673        19,233        15,599         6,693          7,598        3,262
Depreciation                             8,850         6,453         4,251         4,637          3,746        3,965
Amortization of intangibles             13,140         9,097         3,923         4,328          3,141        2,827
Total debt                             224,171       261,561        28,229        35,110         44,101       14,642
Book value                             142,439       121,889       109,374        99,424         81,128       70,125
Return on equity                          21.3%         20.8%         19.4%         25.8%          21.4%        17.6%
Debt to total capitalization                61%           68%           21%           26%            35%          17%
Sales per employee                         283           274           282           281            253          214
Operating income per employee               33            31            30            36             26           21
Average shares outstanding (7)          23,400        23,200        23,100        23,250         23,123       23,189


Year Ended November 30                  1991          1990          1989          1988          1987
-------------------------------------------------------------------------------------------------------
Operations
Net sales                             $220,508      $240,146      $219,713      $203,499       $189,213
Cost of products sold                  150,669       161,626       145,592       134,114        122,135
Gross margin percentage                   31.7%         32.7%         33.7%         34.1%          35.5%
Selling, general and
 administrative expenses                46,921        50,404        44,113        42,516         39,779
Research and development expenses       10,606        10,814         9,708         8,980          8,872
Operating income                        12,312        17,302        20,300        17,889         18,427
Operating income percentage                5.6%          7.2%          9.2%          8.8%           9.7%
Interest expense                         2,437         2,635         1,399           806            708
Income taxes                             4,417         6,850         8,399         7,550          8,599
Net income                               6,357        10,022        12,574        11,284         10,272
EBITDA (3)                              20,177        26,179        26,958        23,540         23,050
EBITDA interest coverage (4)               8.3           9.9          19.3          29.2           32.6

Per Share Data (5)
Net income                                 .27           .41           .51           .45            .40
Cash dividends                             .21           .20           .17           .15            .14
Book value                                3.16          3.10          3.00          2.65           2.34

Price range of common stock           6 1/8-4 1/8     7 5/8-4     7 1/8-5 3/8   7 1/8-4 7/8     7 5/8-4 5/8

Other Data
Total assets                           127,342       125,371       129,025       101,357         96,814
Working capital                         30,405        34,513        40,389        36,368         26,006
Capital expenditures(6)                  1,928         3,968         2,486         2,930          5,397
Depreciation                             4,038         4,021         3,387         3,133          2,785
Amortization of intangibles              2,928         2,651         1,199           767            686
Total debt                              21,501        28,345        25,560        10,007          8,419
Book value                              74,187        73,185        74,482        65,987         58,755
Return on equity                           8.6%         13.6%         17.9%         18.1%          18.3%
Debt to total capitalization                22%           28%           26%           13%            13%
Sales per employee                         186           186           174           170            160
Operating income per employee               10            13            16            15             16
Average shares outstanding (7)          23,499        24,659        24,863        24,921         25,511

1 This table of Selected Financial Data should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's consolidated financial statements included herein.

2 1996 operations include the effect of the acquisition of Guardsman Products, Inc. on April 8, 1996 and exclude the effect of a restructuring charge of $9,607 which reduced net income by $5,284 or $.23 per share.

3    EBITDA  represents  earnings  before  interest,   taxes,  depreciation  and
     amortization.

4 EBITDA interest coverage is determined by dividing EBITDA by interest expense.

5 Adjusted for all stock splits and stock dividends through November 30, 1997 inclusive. Prices are rounded to nearest 1/8.

6    Excludes effect of acquisitions.

7    Used to calculate net income per share.

Management's Discussion and Analysis of
Results of Operations and Financial Condition


Operating Results 1997 vs. 1996
================================================================================
Consolidated net sales increased 18.1% to a record $601.3 million for 1997. Sales benefited from the full-year inclusion of Guardsman Products Inc. ("GPI"), acquired in April, 1996. During 1997, the Company experienced volume growth in each of its end use markets. Sales to the Company's four primary end use markets (metal, wood, glass and composites, and Guardsman products) represented 39%, 38%, 12% and 11% of 1997 consolidated sales, respectively. International sales, including U.S. exports of $17.2 million, grew 29.7% to $126.5 million during 1997. This represented an increase of 1.8 percentage points to 21.0% of sales. For the first time in the Company's history, international sales exceeded 20% of total sales, despite the negative impact of foreign exchange rate volatility in several of the Company's overseas markets. Selling prices for most of the Company's products remained stable during the year.

         Gross profit margin continued to improve in 1997, rising 1.2 percentage points over 1996 to 38.0%. Continued improvements in supply chain management, including leveraging larger raw material order quantities and reducing the number of raw materials, contributed to a 1.6 percentage point reduction in raw material costs as a percentage of sales. The Company will continue to pursue improvement in gross margin by reducing the number of raw material items, process engineering, company-wide purchasing initiatives, and product reformulations. Direct labor and overhead costs increased slightly as a percentage of sales during 1997.

         Operating expenses totaled $158.1 million for 1997, an increase of $28.5 million, or 22.0%, over 1996 (excluding the restructuring charge reported during 1996). Increases in 1997 operating expenses were due primarily to the full-year inclusion of GPI operations. As a percentage of sales, operating expenses increased 0.8 percentage points to 26.3%. The increase primarily reflects higher amortization expense associated with intangibles acquired in the GPI transaction, as well as higher selling and marketing costs associated with certain Guardsman product lines, which target retail accounts rather than original equipment manufacturers.

         Interest expense increased 33.5% during 1997 to $19.3 million, primarily due to the full-year inclusion of debt associated with the GPI acquisition. The increase was partially mitigated by a reduction in interest-bearing borrowings during 1997. Management anticipates that the restructuring of the Company's debt capitalization during the fourth quarter of 1997 should contribute to a slightly lower average interest rate on borrowings going forward. (See "Liquidity and Capital Resources").

         The Company's effective tax rate remained virtually unchanged for 1997 at 45.1%. The effective tax rate remained above U.S. statutory rates, primarily due to the impact of non-deductible intangibles acquired as part of the GPI acquisition, and generally higher foreign tax rates.


Operating Results 1996 vs. 1995
================================================================================
Consolidated net sales increased to a record $509.0 million for 1996, up from $328.3 million, or 55.0%, over 1995. Sales increased due to higher volumes associated with the acquisition of GPI, overall volume increases in Lilly's pre-acquisition business, and selected price increases instituted during the second half of 1995.

         Gross profit margin improved to 36.8% in 1996 from 33.0% in 1995. Improved 1996 margins were due to lower raw material costs, efficiencies in raw material procurement, and selected selling price increases instituted during the second half of 1995.

         Operating  expenses  increased  to $139.3  million  in 1996 from  $73.1 million in 1995. Increases in 1996 were due to the inclusion of GPI's operations, increased amortization expense associated with intangibles acquired as part of the GPI acquisition, and the one-time restructuring charge of $9.6 million discussed below.

         Interest expense in 1996 was $14.5 million, compared to $2.2 million in 1995. The increase was directly attributable to significantly higher levels of interest-bearing debt necessary to fund the GPI acquisition.

         The Company's effective tax rate rose to 45.0% in 1996 from 40.0% in 1995, due primarily to higher levels of non-deductible intangible amortization associated with the GPI acquisition.

Environmental
================================================================================
The Company's operations, like those of most companies in the coatings industry, are subject to regulations related to maintaining or improving the quality of the environment. Such regulations, along with the Company's own internal compliance efforts, have required and will continue to require ongoing expenditures. Spending for environmental compliance is not anticipated to be material to the Company's financial position. The Company has been notified that it is a potentially responsible party for clean-up costs with respect to several government investigations at independently-operated waste disposal sites previously used by the Company. Management has accrued, as appropriate, for these environmental liabilities. Management believes the liabilities associated with these sites will not have a material adverse effect on its operating results or financial position.


Computer Systems - Year 2000 Compliance
================================================================================
The Company has reviewed its computer and other operating systems to identify those that could be affected by the "Year 2000 Issue." During 1997, an implementation plan was developed to ensure that all significant aspects of Year 2000 compliance will be addressed. The Company will achieve Year 2000 compliance in connection with an upgrade to its computer processing software. This upgrade is scheduled to be completed in early 1999. Management believes that accomplishing Year 2000 compliance will not have a material adverse impact on its operations or financial position.


Guardsman Acquisition and Restructuring
================================================================================
Effective April 8, 1996, the Company acquired the outstanding shares of GPI for $235 million. The purchase was financed through senior secured credit facilities. GPI's technology and related products were complementary to Lilly's, with little customer overlap. The combination of both companies has strengthened Lilly's ability to penetrate key markets.

         In 1997, the Company successfully completed its initiatives to reduce costs of the combined companies by approximately $25 million. These efforts included improving efficiencies in raw material procurement, facility rationalization, and workforce reductions. Costs associated with the closure of Lilly facilities and workforce reductions were recorded in the 1996 second quarter as a restructuring charge totaling $9.6 million, which reduced net income by $5.3 million or $0.23 per share. Costs associated with the closure of GPI facilities and workforce reductions totaled $9.0 million and were recorded in the opening balance sheet of the combined entity at the acquisition date.


Liquidity and Capital Resources
================================================================================
During 1997, the Company restructured its debt capitalization on more favorable terms. The $300 million secured credit agreement ("Agreement"), which was executed to complete the GPI acquisition, was restructured into a five-year, $175 million revolving credit facility ("Facility"). In addition, the Company successfully accessed the public debt market for the first time by issuing $100 million in ten-year senior notes ("Notes"). Both the Facility and the Notes are unsecured and require no principal amortization prior to maturity. Management expects to fund required debt service from operating cash flows.

================================================================================
         As part of the debt restructuring, the Company used net proceeds of $99.2 million from the Notes offering to retire a portion of the debt outstanding under the prior Agreement. The Company reduced total debt by $37.4 million during 1997. Additional amounts available for borrowing under the Facility for acquisitions or general operating purposes totaled $51 million as of November 30, 1997. Management believes that funds available from internal and external sources are sufficient to meet the liquidity needs of the Company during the next twelve months.

         The Company manages exposure to interest rate movements primarily through the issuance of fixed-rate debt securities and the use of interest rate swap agreements. As of November 30, 1997, the Company was party to one interest rate swap agreement with a notional principal amount of $95 million. The agreement effectively converts a portion of the Company's debt from a floating to a fixed interest rate, which was 7.03% as of November 30, 1997.

         Cash provided by operating activities increased to $59.3 million during 1997, driven by higher levels of net income and non-cash charges for depreciation and amortization associated with the full-year inclusion of GPI. In addition, ongoing efforts to better manage working capital assets provided $5.1 million in operating cash.

         Cash used for investing activities returned to more historical levels during 1997, totaling a net $7.0 million. Included in this amount were $12.7 million of capital expenditures. Key capital project expenditures during 1997 included $4.8 million in additional capacity for the Company's powder and wood operations, and $2.0 million for a new manufacturing facility in Ireland. Net cash used for investing activities was partially offset by sundry inflows totaling $5.7 million, representing disposal of non-operating assets, primarily company-owned life insurance policies. Future investing activities are expected to be financed from internal sources and existing credit facilities.

         Cash used by financing activities totaled $49.1 million for 1997, due principally to the $37.4 million reduction in debt. The Company maintained cash dividend payments of $0.32 per share during 1997.

         The Company focuses on three key measures of liquidity and access to capital markets: EBITDA (earnings before interest, taxes, depreciation and amortization); Interest Coverage (EBITDA divided by interest expense); and Debt Capitalization (debt divided by the sum of debt plus equity). For 1997, the company generated EBITDA of $92.5 million, an improvement of $19.0 million over 1996. Interest Coverage declined slightly to 4.8 times, due primarily to the full-year inclusion of GPI and associated higher average debt outstanding during the year. Debt Capitalization improved 7.0 percentage points to 61% due to higher levels of net income retained in the business and lower levels of debt outstanding at year-end 1997.


Subsequent Event - Acquisition of Merckens Lackchemie GmbH & Company
================================================================================
In December, 1997, the Company acquired Merckens Lackchemie GmbH and Company ("Merckens"). Located in Eschweiler, Germany, Merckens supplies industrial coatings to customers throughout Europe. The Merckens product lines are complementary to Lilly's existing products. Management anticipates that the acquisition will add more than US $15 million of annual revenues to Lilly's operations.

Consolidated Statements of Income and Retained Earnings
(In thousands, except per share data)

Year ended November 30                                     1997           1996         1995
----------------------------------------------------------------------------------------------
Net sales                                               $ 601,296      $ 508,976     $ 328,345
Costs and expenses:
         Cost of products sold                            373,015        321,748       219,899
         Selling, general and administrative              139,467        112,361        59,874
         Research and development                          18,680         17,294        13,184
         Restructuring charge (Note 3)                         --          9,607            --
                                                        --------------------------------------
                                                          531,162        461,010       292,957
                                                        --------------------------------------
                  Operating income                         70,134         47,966        35,388

Other income (expense):
         Interest income and sundry                           346            638           544
         Interest expense                                 (19,317        (14,466)       (2,158)
                                                        --------------------------------------
                                                          (18,971)       (13,828)       (1,614)
                                                        --------------------------------------
                  Income before income taxes               51,163         34,138        33,774

Income taxes (Note 7)                                      23,068         15,362        13,510
                                                        --------------------------------------
                  Net income                               28,095         18,776        20,264

Retained earnings at beginning of year                     62,990         51,446        38,223
                                                        --------------------------------------
                                                           91,085         70,222        58,487
Deduct dividends paid (1997, $.32 per share;
 1996, $.32 per share; 1995, $.31 per share)                7,340          7,232         7,041
                                                        --------------------------------------
                  Retained earnings at end of year      $  83,745      $  62,990     $  51,446
                                                        ======================================

Average number of shares and equivalent shares
 of capital stock outstanding                              23,400         23,200        23,100

Net income per share                                    $    1.20      $     .81     $     .88




See accompanying notes.

Consolidated Balance Sheets
(In thousands)


November 30                                                                         1997           1996
---------------------------------------------------------------------------------------------------------
Assets
Current assets:
         Cash and cash equivalents                                               $  10,079      $   6,790
         Accounts receivable, less allowance for doubtful accounts
          (1997, $2,139; 1996, $2,706)                                              80,011         84,592
         Inventories (Note 4)                                                       45,704         47,546
         Deferred income taxes                                                       4,300          5,717
         Other                                                                       6,580         14,073
                                                                                 ------------------------
                  Total current assets                                             146,674        158,718
Other assets:
         Goodwill, less amortization (1997, $15,368; 1996, $9,028)                 220,897        228,536
         Other intangibles, less amortization (1997, $17,963; 1996, $17,271)        30,059         30,275
         Deferred income taxes                                                       7,722         12,091
         Sundry                                                                     13,604         11,658
                                                                                 ------------------------
                                                                                   272,282        282,560
Property and equipment:
         Land                                                                        8,035          8,396
         Buildings                                                                  50,621         48,087
         Equipment                                                                  78,432         71,056
         Allowances for depreciation (deduction)                                   (54,249)       (46,957)
                                                                                 ------------------------
                                                                                    82,839         80,582
                                                                                 ------------------------
                                                                                 $ 501,795      $ 521,860
                                                                                 ========================

Liabilities and Shareholders' Equity Current liabilities:
         Accounts payable                                                        $  60,510      $  56,593
         Salaries and payroll related items                                         20,814         22,681
         Other                                                                      10,936         11,281
         State and local taxes                                                       1,212            269
         Federal income taxes                                                        1,076            791
         Current portion of long-term debt (Note 6)                                     --         16,524
                                                                                 ------------------------
                  Total current liabilities                                         94,548        108,139

Long-term debt (Note 6)                                                            224,171        245,037

Other liabilities                                                                   40,637         46,795

Shareholders' equity (Note 8):
         Capital stock, $.55 stated value per share:
                  Class A (limited voting) - 27,674 shares issued
                   (1996, 27,184 shares)                                            15,375         15,103
                  Class B (voting) - 540 shares issued                                 300            300
         Additional capital                                                         79,417         75,433
         Retained earnings                                                          83,745         62,990
         Currency translation adjustments                                           (2,254)            88
         Cost of capital stock in treasury (deduction)                             (34,144)       (32,025)
                                                                                 ------------------------
                                                                                   142,439        121,889
                                                                                 ------------------------
                                                                                 $ 501,795      $ 521,860
                                                                                 ========================

See accompanying notes.

Consolidated Statements of Cash Flows
(In thousands)


Year ended November 30                                                             1997           1996            1995
-------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                                      $  28,095      $  18,776      $  20,264
Adjustments to reconcile net income to net cash
 provided by operating activities:
         Restructuring charge                                                          --          9,607             --
         Depreciation                                                               8,850          6,453          4,251
         Amortization of intangibles                                               13,140          9,097          3,923
         Deferred income taxes                                                      4,085          2,094            (70)
         Changes in operating assets and liabilities
          net of effects from acquired business:
                  Accounts receivable                                               4,581         (5,849)         1,320
                  Inventories                                                       1,842         (7,086)         8,474
                  Accounts payable and accrued expenses                             2,933          7,825         (9,972)
                  Sundry                                                           (4,226)        (3,466)          (987)
                                                                                ----------------------------------------
                           Net cash provided by operating activities               59,300         37,451         27,203

Investing Activities
Purchases of property and equipment                                               (12,673)        (19,233)      (15,599)
Payment for acquired business                                                          --        (235,000            --
Sundry                                                                              5,716          4,590           (620)
                                                                                ----------------------------------------
                           Net cash used by investing activities                   (6,957)      (249,643)       (16,219)

Financing Activities
Dividends paid                                                                     (7,340)         (7,232)       (7,041)
Proceeds from senior notes                                                         99,200             --             --
Proceeds from short-term and long-term borrowings                                      --        310,600             --
Principal payments on short-term and
 long-term borrowings                                                            (136,590)      (105,817)        (6,888)
Purchases of capital stock for treasury                                                --             --         (4,380)
Sundry                                                                             (4,324)         1,171          1,004
                                                                                ----------------------------------------
                           Net cash (used) provided by financing activities       (49,054)       198,722        (17,305)
                                                                                ----------------------------------------
Increase (decrease) in cash and cash equivalents                                    3,289        (13,470)        (6,321)
Cash and cash equivalents at beginning of year                                      6,790         20,260         26,581
                                                                                ----------------------------------------
Cash and cash equivalents at end of year                                        $  10,079      $   6,790      $  20,260
                                                                                ========================================

See accompanying notes.

Notes to Consolidated Financial Statements
November 30, 1997

1. Summary of Significant Accounting Policies
================================================================================
Business. Lilly Industries, Inc. and its subsidiaries ("the Company") are principally in the business of formulating, producing and selling industrial coatings and specialty chemicals to manufacturing companies. The Company's products include wood coatings for furniture, building products and cabinets; coil coatings for building products, appliances and transportation equipment; specialty coatings for a variety of metal products and fiberglass reinforced products; powder coatings for a variety of metal products; and glass coatings for mirrors. The Company also sells various household products, including fabric protectors, furniture care products and cleaning aids.

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

Inventories. Coatings inventories in the United States are stated at the lower of cost, determined by the last-in, first-out (LIFO) method, or market. All other inventories are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

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

Net Income Per Share. Net income per share is computed on the basis of the weighted average number of shares outstanding during each year, adjusted for stock splits and the dilutive effect, if any, of common stock equivalents. In February, 1997 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share," which requires certain modifications to the currently applicable net income per share calculations defined in Accounting Principles Board Opinion No. 15 and restatement of net income per share for all prior periods reported. The Company is required to adopt this standard in its first quarter of fiscal 1998. Adoption of SFAS No. 128 is not expected to materially impact the Company's net income per share.

2. Acquisition
================================================================================
On April 8, 1996 the Company acquired for $235,000,000 in cash all the outstanding shares of Guardsman Products, Inc. ("Guardsman"). To finance the acquisition, the Company used $275,000,000 of senior secured credit facilities

(see Note 6) to fund the initial purchase of shares, pay-off existing debt and pay related expenses. The acquisition was recorded using the purchase method and the consolidated financial statements include the results of operations of Guardsman since the date of acquisition. The fair value of net assets acquired included $40,031,000 net working capital, $50,246,000 noncurrent assets, $213,642,000 intangible assets, $28,549,000 long-term debt, and $40,370,000 noncurrent liabilities. Goodwill is being amortized by the straight-line method over 40 years.

         If the acquisition had occurred on December 1, 1995, pro forma net sales and net income for the year ended November 30, 1996 would be $598,722,000 and $20,767,000, respectively, and net income per share would be $.90. The pro forma results include a restructuring charge of $9,607,000 which reduced net income by $5,284,000 or $.23 per share (see Note 3). The pro forma consolidated results of operations are not necessarily indicative of future results of operations or actual results of operations that would have occurred had the purchase been made at December 1, 1995.


3. Restructuring
================================================================================
In 1996 the Company adopted and commenced implementation of plans for the consolidation of manufacturing facilities related to the acquisition of Guardsman. These plans included the closure of both Lilly and Guardsman facilities and workforce reductions totaling approximately 250 employees. Closure costs included facility and equipment valuation adjustments, inventory disposal costs, dismantling and maintenance costs, and termination benefits. The primary employee groups affected included manufacturing, selling, administrative and research and development personnel. As of November 30, 1997 the plans are complete.

         Costs associated with the closure of former Lilly facilities and workforce reductions were recorded in the 1996 second quarter and reflected as a restructuring charge totaling $9,607,000, which reduced net income by $5,284,000 or $.23 per share. The amounts paid or charged against these reserves and amounts remaining as liabilities are as follows (in thousands):

                            Facilities,
                            Equipment,
                            Inventories   Termination
                             and Other     Benefits        Total
                             ---------     --------        -----
Balance December 1, 1995      $   --        $   --        $   --
Provision                      7,827         1,780         9,607
Amounts paid or charged          365           447           812
                              ----------------------------------
Balance November 30, 1996      7,462         1,333         8,795
Amounts paid or charged        7,462         1,333         8,795
                              ----------------------------------
Balance November 30, 1997     $   --        $   --        $   --
                              ==================================

         Costs associated with the closure of former Guardsman facilities and workforce reductions were recorded in the opening balance sheet of the combined entity at the acquisition date. The amounts paid or charged against these reserves and amounts remaining as liabilities are as follows (in thousands):

                                                 Facilities,
                                                  Equipment,
                                                 Inventories    Termination
                                                  and Other      Benefits        Total
                                                  ---------      --------        -----
Balance April 8, 1996                               $6,532        $2,476        $9,008
Amounts paid or charged                              1,642           469         2,111
                                                    ----------------------------------
Balance November 30, 1996                            4,890         2,007         6,897
Amounts paid or charged                              3,590           589         4,179
Adjustment of estimated liabilities to goodwill      1,300         1,418         2,718
                                                    ----------------------------------
Balance November 30, 1997                           $   --        $   --        $   --
                                                    ==================================

4. Inventories
================================================================================
The principal inventory classifications at November 30 are summarized as follows (in thousands):

                                             1997        1996
--------------------------------------------------------------
Finished products                          $26,361     $25,847
Raw materials                               27,019      29,375
                                           -------------------
                                            53,380      55,222
Less adjustment of certain inventories
 to last-in, first-out (LIFO) basis          7,676       7,676
                                           -------------------
                                           $45,704     $47,546
                                           ===================

         Inventory cost is determined by the LIFO method of inventory valuation for approximately 68% and 69% of inventories at November 30, 1997 and 1996, respectively.


5. Benefit Plans
================================================================================
The Company maintains defined benefit and defined contribution plans that cover substantially all employees. Retirement benefits under the defined benefit plans are based on final monthly compensation and years of service. Retirement benefits under the defined contribution plans are based on employer and employee contributions plus earnings to retirement. The plans' assets consist primarily of common stock, fixed income securities and guaranteed insurance contracts. In addition, unfunded supplemental executive retirement plans cover certain employees in which benefits, determined by the Board of Directors, are payable after retirement over periods ranging from 15 years to life of the participant.

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

The Guardsman  defined  benefit  pension plans covering  substantially  all U.S.
employees were amended to freeze years of service at December 31, 1996 and merged into the defined benefit plan maintained by the Company. Concurrently with this amendment, these employees became participants in the Company's defined contribution plans. The impact of the plan merger was recorded in connection with the Guardsman acquisition. All 1996 amounts disclosed below reflect the effect of freezing years of service for the Guardsman plans and their merger into the Lilly plan.

         A summary of the components of net pension cost for the defined benefit plans and amounts charged to expense for the defined contribution plans for the years ended November 30 follows (in thousands):

                                                            1997       1996      1995
---------------------------------------------------------------------------------------
Defined benefit plans
         Service cost - benefits earned
           during the period                               $2,099     $1,733     $  708
         Interest cost on projected benefit obligation      5,484      4,594      2,742
         Actual net gain on plan assets                    (8,482)    (9,056)    (8,849)
         Net amortization and deferral                      1,012      3,104      5,267
                                                           ----------------------------
         Net pension cost (benefit)                           113        375       (132)
Defined contribution plans                                  3,740      2,219      2,130
                                                           ----------------------------
         Pension expense                                   $3,853     $2,594     $1,998
                                                           ============================

         The expected long-term rate of return on assets used to compute the defined benefit plans' pension expense was 9.25% for 1997, 1996 and 1995.

         The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at November 30 for the Company's defined benefit pension plans (in thousands):

                                                      1997          1996
---------------------------------------------------------------------------
Actuarial present value of benefit obligations:
         Vested                                     $ 60,141      $ 58,699
         Nonvested                                     4,767         6,774
                                                    ----------------------
Total accumulated benefit obligations               $ 64,908      $ 65,473
                                                    ======================
Actuarial present value of projected benefit
 obligations for services rendered to date          $(82,542)     $(79,647)
Plan assets at fair value                             88,594        83,186
                                                    ----------------------
Excess of plan assets over projected
 benefit obligations                                   6,052         3,539
Unrecognized net gains                                (4,277)         (768)
Unrecognized prior service cost                        5,274         2,794
Unrecognized transition obligation at
 December 1, 1985, net of amortization                (1,135)       (1,337)
                                                    ----------------------
Net pension asset                                   $  5,914      $  4,228
                                                    ======================

         The discount rate and rate of increase in compensation levels used to measure benefit obligations were 7% and 5%, respectively, for both 1997 and 1996.

         Accumulated  benefits  for  supplemental   executive  retirement  plans
totaled approximately $7,953,000 and $5,144,000 at November 30, 1997 and 1996, respectively.


6. Long-Term Debt
================================================================================
Long-term debt consists of the following as of November 30 (in thousands):

                                   1997         1996
------------------------------------------------------
Revolving Credit Facility        $124,000     $     --
7.75% Senior Unsecured Notes      100,000           --
Facility A Term Note                   --      171,500
Facility B Term Note                   --       49,875
Facility C Revolving Note              --       40,000
Other                                 171          186
                                 ---------------------
                                  224,171      261,561
Less current portion                   --       16,524
                                 ---------------------
                                 $224,171     $245,037
                                 =====================

         In November 1997, the Company restructured its long-term debt into a $175,000,000 revolving credit facility ("Facility") with a group of financial institutions and $100,000,000 of senior notes ("Notes"). The Notes were issued as a 144A private placement offering with registration rights. The Facility is unsecured and provides for borrowings under a revolving note. Interest is payable upon maturity of each revolving advance, but in no case less frequently than quarterly. The principal of the Facility is due October, 2002. The Notes are unsecured. Interest is payable on June 1 and December 1 of each year the Notes are outstanding. The principal of the Notes is due December, 2007.

================================================================================
         The Facility bears interest, at the Company's option, at (i) the higher of the agent bank's prime rate (8.25% at November 30, 1997) or the Federal Funds rate plus 0.50%, or (ii) the London Interbank Offered Rate for U.S. Dollars plus 0.40% to 1.00%, depending upon the Company's leverage. A commitment fee ranging from 0.15% to 0.25%, depending upon the Company's leverage, is payable on the unused portion of the Facility.

         In April 1996, the Company entered into a forty-four month amortizing interest rate swap agreement ("Swap") with a notional amount of $175,000,000. This agreement effectively converts a portion of the revolving note from variable rate debt to fixed rate debt with a rate of 7.03% at November 30, 1997. The notional amount of the Swap was $95,000,000 at November 30, 1997, and reduces ratably on an annual basis to $50,000,000 in 1999.

         Interest of $20,628,000,  $12,746,000 and $2,306,000 was paid in fiscal
1997, 1996 and 1995, respectively.

         The Company is subject to various debt covenants under the Facility and Notes, including affirmative and negative covenants which require the maintenance of certain ratios for maximum leverage, fixed charge coverage and interest coverage. Additionally, such covenants place certain restrictions on the Company's ability to engage in mergers and acquisitions and incur additional indebtedness.


7. Income Taxes
================================================================================
Income tax expense for the years ended November 30 is comprised of the following components (in thousands):

                                           1997         1996          1995
----------------------------------------------------------------------------
Current expense:
         Federal                        $ 10,612     $  7,204      $  7,953
         Foreign                           7,674        4,736         3,267
         State                               697        1,328         2,360
                                        -----------------------------------
                                          18,983       13,268        13,580
Deferred expense (credit):
         Federal                           2,818        1,829            --
         Foreign                             210         (119)          (70)
         State                             1,057          384            --
                                        -----------------------------------
                                           4,085        2,094           (70)
                                        -----------------------------------
                                        $ 23,068     $ 15,362      $ 13,510
                                        ===================================

         A reconciliation of the statutory U.S. federal rate to the effective income tax rate for the years ended November 30 is as follows:

                                                1997        1996        1995
-----------------------------------------------------------------------------
Statutory U.S. federal income tax rate          35.0%       35.0%       35.0%
Increase resulting from:
         Goodwill                                3.9         4.1         2.4
         State income taxes, net of federal
          income tax benefit                     2.3         3.3         3.4
         Foreign                                 2.2         1.3          --
         Other items                             1.7         1.3         (.8)
                                                -----------------------------
Effective income tax rate                       45.1%       45.0%       40.0%
                                                =============================

         Deferred income taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities. The deferred tax assets and liabilities recorded on the balance sheet at November 30 are as follows (in thousands):

                                                        1997       1996
--------------------------------------------------------------------------
Deferred tax assets:
         Restructuring and closure reserves           $    --     $ 6,127
         Goodwill and intangibles                       1,426       1,316
         Employee benefits                              6,467       4,398
         Accounts receivable, inventory and other      13,937      15,281
                                                      -------------------
                                                       21,830      27,122
Deferred tax liabilities:
         Property and equipment                         7,709       8,003
         Pension                                        2,099       1,311
                                                      -------------------
                                                        9,808       9,314
                                                      -------------------
Net deferred tax assets                               $12,022     $17,808
                                                      ===================

         No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $12,000,000 at November 30, 1997. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

         Income taxes of $20,500,000,  $20,177,000 and $16,524,000  were paid in
1997, 1996 and 1995, respectively.

8. Capital Stock
================================================================================
The Company has two classes of common stock, Class A stock and Class B stock. Authorized shares of Class A and Class B stock are 97,000,000 and 3,000,000, respectively. The limited voting rights of Class A shareholders are equal to voting rights of Class B shareholders only with regard to voting for merger, consolidation or dissolution of the Company and voting and electing four directors of the Company if there are ten or more directors and two directors if there are nine or fewer directors. With respect to all rights other than voting, Class A shareholders are the same as Class B shareholders.

         The terms of the Class B stock, which is held only by employees, provide that these shares be exchanged for Class A stock on a share-for-share basis when the shareholder ceases to be an employee or decides to dispose of the shares. Accordingly, 3,000,000 shares of authorized Class A stock are reserved for this purpose.

         On January 12, 1996, the Company's Board of Directors ("Board") declared a dividend of one purchase right for each outstanding share of Class A and Class B stock. In addition, one right is distributed for each share issued after January 26, 1996. Upon exercise, each right entitles holders to purchase from the Company one share of stock at $55 per share, subject to certain adjustments. The rights become exercisable when a person or group acquires beneficial ownership of 15 percent or more of Class A stock or becomes the beneficial owner of an amount of Class A stock (but not less than 10 percent) which the Board determines to be substantial and not in the Company's best long-term interests or following the announcement of a tender or exchange offer for 30% or more of the Class A stock.

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

         In the event the Company is involved in certain business combination transactions, or 50 percent or more of the Company's consolidated assets or earning power are sold, each holder will have the right to receive, upon exercise at the then-current exercise price of the right, that number of shares of common stock of the acquiring company having a market value of two times the exercise price of the right.

         The Company may redeem the rights at a price of $.01 per right at any time prior to the time a person or group becomes an acquiring person as defined by the rights agreement. The rights expire in January, 2006.

         A summary of shares issued and held in treasury follows (in thousands):

                                               Capital Stock        Capital Stock
                                                   Issued          Held in Treasury
                                             Class A    Class B    Class A    Class B
-------------------------------------------------------------------------------------
Balance at December 1, 1994                  26,695        540      4,304        222
         Class A exchanged for Class B           --         --         78        (78)
         Class B exchanged for Class A           --         --         (8)         8
         Acquisition for treasury                --         --        370         --
         Stock options exercised                208         --         10         35
                                             ---------------------------------------
Balance at November 30, 1995                 26,903        540      4,754        187
         Class A exchanged for Class B           --         --         78        (78)
         Class B exchanged for Class A           --         --        (54)        54
         Stock options exercised                281         --         32         28
                                             ---------------------------------------
Balance at November 30, 1996                 27,184        540      4,810        191
         Class A exchanged for Class B           --         --        106       (106)
         Class B exchanged for Class A           --         --        (22)        22
         Stock options exercised                490         --         29         75
                                             ---------------------------------------
Balance at November 30, 1997                 27,674        540      4,923        182
                                             =======================================

Changes in capital stock are summarized as follows (in thousands):

                                                                           Cost of
                                          Capital Stock                    Capital
                                         (Stated Amount)     Additional   Stock in
                                      Class A      Class B     Capital    Treasury
-----------------------------------------------------------------------------------
Balance at December 1, 1994            $14,831     $   300     $71,972     $26,087
         Acquisition for treasury           --          --          --       4,380
         Stock options exercised           116          --       1,376         590
         Disqualifying disposition
          of stock options                  --          --         102          --
                                       -------------------------------------------
Balance at November 30, 1995            14,947         300      73,450      31,057
         Stock options exercised           156          --       1,828         968
         Disqualifying disposition
          of stock options                  --          --         155          --
                                       -------------------------------------------
Balance at November 30, 1996            15,103         300      75,433      32,025
         Stock options exercised           272          --       3,834       2,119
         Disqualifying disposition
          of stock options                  --          --         150          --
                                       -------------------------------------------
Balance at November 30, 1997           $15,375     $   300     $79,417     $34,144
                                       ===========================================


         Incentive stock option plans entitle certain directors, officers and other key employees to buy shares of Class A stock at prices not less than fair market value on the date of grant. The options vest and become exercisable ratably over a three-year period commencing two years after the date of grant and expire five years after the date of grant. The options are granted with stock appreciation rights (SAR) and reload options. An SAR entitles the option holder to receive a cash payment equal to the difference between the option price and the current value of Class A stock. The reload option entitles the option holder to the same number of options exercised with an option price equal to the fair market value at the date of exercise. Shares reserved under these plans were 3,008,125 and 2,008,125 at November 30, 1997 and 1996, respectively. A summary of stock option activity for the years ended November 30 follows:

                                                   Weighted
                                                    Average
                                  Number of        Exercise
                                    Shares          Price
----------------------------------------------------------
Balance at December 1, 1994       1,319,418      $    8.99
         Grants                     101,041          13.12
         Exercised                 (208,229)          7.16
         Terminated                 (13,350)         10.60
                                  ------------------------
Balance at November 30, 1995      1,198,880           9.64
         Grants                     311,304          12.88
         Exercised                 (280,962)          7.06
         Terminated                 (16,932          10.84
                                  ------------------------
Balance at November 30, 1996      1,212,290          11.05
         Grants                      77,072          18.43
         Exercised                 (489,610)          8.39
         Terminated                 (10,250)         13.39
                                  ------------------------
Balance at November 30, 1997        789,502      $   13.39
                                  ========================

         At November 30, 1997 the range of exercise prices and weighted-average remaining contractual life of outstanding options were $10.59 - $21.63 and three years, respectively. At November 30, 1997 and 1996, the number of options exercisable was 279,000 and 570,000 respectively, and the weighted-average exercise price of those options was $12.93 and $8.93, respectively.

         Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," became effective for the Company in 1997. SFAS 123 permits companies to continue to apply APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans. The Company has elected to follow APB 25 and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options is not less than fair market price of the share at the date of grant, no compensation expense is recognized in the financial statements.

         Pro forma information regarding net income and net income per share is required by SFAS 123 and has been determined as if the Company accounted for its employee stock options using the fair value method of that Statement. The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997 and 1996, respectively: risk-free interest rate of 5.8% and 6.0%; dividend yields of 1.9% for both years; volatility factors of the expected market price of the Company's Class A stock of .30 and .32; and a weighted-average expected life of options of 4 years.

         For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows (in thousands, except per share data):

                                            1997           1996
------------------------------------------------------------------
Net income:
         As reported                    $   28,095     $   18,776
         Pro forma                          27,608         18,439
Net income per share:
         As reported                    $     1.20     $      .81
         Pro forma                            1.18            .79
Weighted-average fair value
 of options granted during the year     $     4.93     $     3.71

         Due to the required phase-in provisions, the effects of applying SFAS 123 to arrive at the above pro forma amounts may not be representative of pro forma net income or net income per share in future years.

9. Geographic Information
================================================================================
The Company maintains operations in the United States as well as Canada, the United Kingdom, Germany, Taiwan, Malaysia, China and Ireland. A summary of geographic data for the years ended November 30 is as follows (in thousands):

                                          1997           1996           1995
------------------------------------------------------------------------------
Net sales to unaffiliated customers:
         United States                 $ 491,973      $ 423,753      $ 277,494
         Foreign                         109,323         85,223         50,851
                                       ---------------------------------------
         Consolidated                  $ 601,296      $ 508,976      $ 328,345
                                       =======================================

Income before income taxes:
         United States                 $  48,779      $  41,501      $  25,943
         Foreign                          21,701         16,710          9,989
         Interest expense                (19,317)       (14,466)        (2,158)
         Restructuring charge                 --         (9,607)            --
                                       ---------------------------------------
         Consolidated                  $  51,163      $  34,138      $  33,774
                                       =======================================

Total assets:
         United States                 $ 453,456      $ 473,957      $ 158,338
         Foreign                          49,007         48,325         25,784
         Eliminations (deductions)          (668)          (422)          (540)
                                       ---------------------------------------
         Consolidated                  $ 501,795      $ 521,860      $ 183,582
                                       =======================================


10. Quarterly Results of Operations (Unaudited)

Quarterly results of operations are summarized as follows (in thousands, except per share data):

                                          Quarter Ended
1997                     Feb. 28      May 31       Aug. 31      Nov. 30
------------------------------------------------------------------------
Net sales                $142,160     $154,238     $150,904     $153,994
Gross profit               52,048       59,193       57,072       59,968
Net income                  4,710        7,401        7,679        8,305
Net income per share          .20          .32          .33          .35

                                            Quarter Ended
1996                       Feb. 29       May 31      Aug. 31       Nov. 30
--------------------------------------------------------------------------
Net sales                  $ 73,271     $131,711     $150,859     $153,135
Gross profit                 24,061       47,474       56,188       59,505
Net income                    3,486          616        7,012        7,662
Net income per share            .15          .03          .30          .33

Report of Independent Auditors


Shareholders and Board of Directors
Lilly Industries, Inc.

We have audited the accompanying consolidated balance sheets of Lilly Industries, Inc. and subsidiaries as of November 30, 1997 and 1996, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lilly Industries, Inc. and subsidiaries at November 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1997, in conformity with generally accepted accounting principles.




/s/ Ernst & Young LLP
Indianapolis, Indiana
January 23, 1998




Responsibility for Financial Statements
================================================================================
The management of Lilly Industries, Inc. is responsible for the preparation of the financial statements in the Annual Report and for the integrity and objectivity of the information presented. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts which are estimates and judgments. The fairness of the presentation in these statements of the Company's financial position, results of operations and cash flows is reported on by the independent auditors.

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


/s/ John C. Elbin
John C. Elbin
Vice President, Chief Financial Officer
and Secretary

Investor Information
================================================================================
Form 10-K
A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, will be sent free to any shareholder upon written request. Write to:

         Mr. Kenneth L. Mills,
         Assistant Secretary
         Lilly Industries, Inc.
         733 S. West Street
         Indianapolis, IN 46225

Registrar and Transfer Agent
================================================================================
Harris Trust and Savings Bank
Attn: Shareholder Services
311 W. Monroe Street, 11th Floor
P. O. Box A3504
Chicago, Illinois 60690-3504
(800) 942-5909
(312) 461-6001

         Communications   concerning  shareholder  records,   including  address
changes, stock transfers, cash dividends or other service needs should be directed to Harris Trust and Savings Bank.

Analyst Contacts
================================================================================
Security analyst inquiries are welcomed. Please call:

         John C. Elbin
         Chief Financial Officer
         (317) 687-6703

Annual Meeting
================================================================================
Thursday, April 23, 1998
10:00 A.M., EST
Rooms 101 and 102
Indiana Convention Center & RCA Dome
Indianapolis, Indiana

         The meeting notice and proxy materials were mailed to shareholders with their copies of this annual report. Lilly urges all shareholders to vote their proxies and thus participate in the decisions that will be made at the annual meeting.

[RIGHT COLUMN OF PRIOR PAGE]

Dividend Reinvestment Plan
================================================================================
A dividend reinvestment and voluntary stock purchase plan for Lilly Industries, Inc. shareholders permits purchase of the Company's Class A stock without payment of brokerage commission or service charge. Participants in this plan may have cash dividends on their shares automatically reinvested and, if they choose, invest by making optional cash payments. Additional information on the plan is available by writing:

         Harris Trust and Savings Bank
         Attn: Shareholder Services
         311 W. Monroe Street, 11th Floor
         P. O. Box A3504
         Chicago, Illinois 60690-3504

Stock Trading and Dividend Information
================================================================================
The Company's Class A stock is traded on the New York Stock Exchange under the symbol LI.

         Dividends are traditionally paid on the 1st business day of January, April, July and October to shareholders of record approximately three weeks prior.

         The following table sets forth the dividends paid per share of stock and the high and low prices in each of the quarters in the past two years ended November 30.

                              Dividends       Price Range
Fiscal 1997                   Per Share     High       Low
---------------------------------------------------------------
1st quarter ended Feb. 28       $ .08      $20         $17
2nd quarter ended May 31          .08       21          16 3/4
3rd quarter ended Aug. 31         .08       24 1/8      19 3/4
4th quarter ended Nov. 30         .08       22 1/2      17 7/8
                                -----
                                $ .32
                                =====

                              Dividends        Price Range
Fiscal 1996                   Per Share      High        Low
---------------------------------------------------------------
1st quarter ended Feb. 29        $.08      $14 1/8     $12 1/4
2nd quarter ended May 31          .08       15 3/4      12 1/2
3rd quarter ended Aug. 31         .08       19          15
4th quarter ended Nov. 30         .08       19 3/4      16 1/4
                                -----
                                 $.32
                                =====

         At  November  30,  1997  there  were  approximately   2,080  registered
shareholders of Class A stock and 54 registered shareholders of Class B stock, which is reserved for employees of the Company.

Locations

[LEFT COLUMN]

International
================================================================================
Australia
Level 22, 201 Miller Street
North Sydney, NSW 2080
Australia

Canada
1915 Second Street West
Cornwall, Ontario K6H 5T1
Canada

65 Duke Street
London, Ontario N6J 2X3
Canada

China
Lot 3 Xintang
District Administration
Dalinshan, Dongguan
Guangdon, China 511774

England
152 Milton Park
Abingdon
Oxfordshire OX14 4SD
England

Germany
D-8649 Wallenfels/Ofr.
Postfach 1126
Germany

Friedensstrasse 40
D-52249 Eschweiler
Germany

Ireland
Willowfield Road
Ballinamore
Co. Leitrim
Ireland

Malaysia
Lot No. 4963, Jalan Teratai
51/2 Miles
Meru Industrial Zone
41050 Klang
Selangor Darul Ehsan
Malaysia

Singapore
Level 36, Hong Leong Building
16 Raffles Quay 048581
Singapore

Taiwan, R.O.C.
No. 1 Kung Yeh First Road
Zenwu Village
Kaohsiung Hsien
Taiwan, R.O.C.

[MIDDLE COLUMN OF PRIOR PAGE]

United States
================================================================================
Alabama
1771 Industrial Road
Dothan, AL 36303

Arkansas
1900 E. 145th Street
Little Rock, AR 72206

California
210 East Alondra Blvd.
Gardena, CA 90248

901 West Union Street
Montebello, CA 90640

Connecticut
145 Dividend Road
Rocky Hill, CT 06067

15 Lunar Drive
Woodbridge, CT 06525

Florida
2355 S.W. 66th Terrace
Davie, FL 33317

Illinois
5400 23rd Avenue
Moline, IL 61265

Indiana
28335 Clay Street
Elkhart, IN 46517

546 W. Abbott Street
Indianapolis, IN 46225

Kentucky
347 Central Avenue
Bowling Green, KY 42101

Michigan
411 Darling Street, N.
Fremont, MI 49412

4999 36th Street, SE
Grand Rapids, MI 49512

Missouri
1136 Fayette
N. Kansas City, MO 64116

New Jersey
1991 Nolte Drive
Paulsboro, NJ 08066

[RIGHT COLUMN OF PRIOR PAGES

North Carolina
10300 Claude Freeman Drive
Charlotte, NC 28262

2147 Brevard Road
High Point, NC 27263

1717 English Road
High Point, NC 27262

Texas
2518 Chalk Hill Road
Dallas, TX 75212

Washington
13535 Monster Road
Seattle, WA 98178


Corporate Offices
================================================================================
733 S. West Street
Indianapolis, Indiana 46225

Corporate Technology Center
521 W. McCarty Street
Indianapolis, Indiana 46225