Form 10-K, Exhibit 13
period 1998-11-30
LILLY INDUSTRIES INC
filed 1999-02-26
CIK 59479

Selected Financial Data (1)
(In thousands, except per share data)


Year Ended November 30                 1998          1997         1996 (2)        1995          1994          1993          1992
-------------------------------       --------      --------      --------      --------      --------      --------      --------
Operations
Net sales                             $619,002      $601,296      $508,976      $328,345      $331,306      $284,325      $236,476
Cost of products sold                  379,641       373,015       321,748       219,899       214,809       189,111       152,480
Gross margin percentage                   38.7%         38.0%         36.8%         33.0%         35.2%         33.5%         35.5%
Selling, general and
     administrative expenses           146,763       139,467       112,361        59,874        61,498        53,319        50,128
Research and development expenses       20,567        18,680        17,294        13,184        12,982        12,325        11,030
Operating income                        72,031        70,134        57,573        35,388        42,017        29,570        22,838
Operating income percentage               11.6%         11.7%         11.3%         10.8%         12.7%         10.4%          9.7%
Interest expense, net                   16,919        18,967        13,938         1,487         2,465         1,568         1,245
Income taxes                            22,867        23,068        11,039        13,510        16,350        11,784         9,201
Effective income tax rate                 42.0%         45.1%         45.0%         40.0%         41.2%         42.2%         42.0%
Net income                              31,579        28,095        24,060        20,264        23,302        16,155        12,706
EBITDA(3)                               91,389        92,120        73,233        43,435        51,082        36,394        29,944
EBITDA interest coverage(4)                5.4           4.9           5.3          29.2          20.7          23.2          24.1

Per Share Data(5)

Net income, diluted                       1.35          1.20          1.04           .88          1.00           .70           .55
Cash dividends                             .32           .32           .32           .31           .27           .24           .22
Book value                                7.15          6.16          5.36          4.86          4.38          3.60          3.16
Price range of common stock        24 5/8-14 3/8   24 1/8-16 3/4  19 3/4-12 1/4    15-11      18-11 3/4   15 7/8-9 3/8   9 3/4-5 5/8

Other Data

Total assets                           516,485       501,795       521,860       183,582       190,252       167,044       117,049
Working capital                         50,071        52,126        50,579        35,505        41,604        33,270        27,131
Capital expenditures (6)                17,015        12,673        19,233        15,599         6,693         7,598         3,262
Depreciation                             9,102         8,850         6,453         4,251         4,637         3,746         3,965
Amortization of intangibles             10,922        13,140         9,097         3,923         4,328         3,141         2,827
Total debt                             203,700       224,171       261,561        28,229        35,110        44,101        14,642
EBITDA to total debt                      44.9%         41.1%         28.0%        153.9%        145.5%         82.5%        204.5%
Book value                             165,575       142,439       121,889       109,374        99,424        81,128        70,125
Return on equity                          20.5%         21.3%         20.8%         19.4%         25.8%         21.4%         17.6%
Debt to total capitalization                55%           61%           68%           21%           26%           35%           17%
Number of employees                      2,291         2,116         2,140         1,148         1,182         1,176         1,072
Sales per employee                         270           283           274           282           281           253           214
Operating income per employee               31            33            31            30            36            26            21
Average shares
     outstanding, diluted(7)            23,400        23,400        23,100        23,086        23,231        22,962        23,048

Year Ended November 30                   1991          1990          1989          1988
Operations
Net sales                               $220,508      $240,146      $219,713      $203,499
Cost of products sold                    150,669       161,626       145,592       134,114
Gross margin percentage                     31.7%         32.7%         33.7%         34.1%
Selling, general and
     administrative expenses              46,921        50,404        44,113        42,516
Research and development expenses         10,606        10,814         9,708         8,980
Operating income                          12,312        17,302        20,300        17,889
Operating income percentage                  5.6%          7.2%          9.2%          8.8%
Interest expense, net                      2,254         2,573         1,111           582
Income taxes                               4,417         6,850         8,399         7,550
Effective income tax rate                   41.0%         40.6%         40.6%         40.9%
Net income                                 6,357        10,022        12,574        11,284
EBITDA(3)                                 19,994        26,117        26,670        23,316
EBITDA interest coverage(4)                  8.9          10.2          24.0          40.1

Per Share Data(5)

Net income, diluted                          .27           .41           .51           .45
Cash dividends                               .21           .20           .17           .15
Book value                                  3.16          3.10          3.00          2.65
Price range of common stock              6 1/8-4 1/8    7 5/8-4      7 1/8-5 3/8   7 1/8-4 7/8

Other Data

Total assets                             127,342       125,371       129,025       101,357
Working capital                           30,405        34,513        40,389        36,368
Capital expenditures (6)                   1,928         3,968         2,486         2,930
Depreciation                               4,038         4,021         3,387         3,133
Amortization of intangibles                2,928         2,651         1,199           767
Total debt                                21,501        28,345        25,560        10,007
EBITDA to total debt                        93.0%         92.1%        104.3%        233.0%
Book value                                74,187        73,185        74,482        65,987
Return on equity                             8.6%         13.6%         17.9%         18.1%
Debt to total capitalization                  22%           28%           26%           13%
Number of employees                        1,140         1,230         1,350         1,750
Sales per employee                           186           186           174           170
Operating income per employee                 10            13            16            15
Average shares
     outstanding, diluted(7)              23,521        24,738        25,043        24,921

(1) This table of Selected Financial Data should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's consolidated financial statements included herein.

(2) 1996 includes the effect of the acquisition of Guardsman Products, Inc. on April 8, 1996 and excludes the effect of a restructuring charge of $9,607 which reduced net income by $5,284 or $.23 per diluted share.

(3)  EBITDA  represents  earnings  before  interest,   taxes,  depreciation  and
     amortization.

(4) EBITDA interest coverage is determined by dividing EBITDA by interest expense.

(5) Adjusted for all stock splits and stock dividends through November 30, 1998 inclusive. Prices are rounded to nearest 1/8.

(6)  Excludes effect of acquisitions.

(7)  Used to calculate net income per diluted share.

Management's Discussion and Analysis of
Results of Operations and Financial Condition

Operating Results 1998 vs. 1997

Consolidated net sales increased 2.9% to a record $619.0 million for fiscal year 1998, despite a $10 million unfavorable impact from foreign currency translations. Sales benefited from the December, 1997 acquisition of Merckens Lackchemie GmbH & Company (See "German Acquisition"). The acquisition helped boost the Company's international sales, including U.S. exports, to $149.3 million during 1998, representing growth of 18.0% over 1997. During 1998, Lilly experienced volume growth in each of its end use markets. Sales to the Company's four primary end use markets (metal, wood, composites and glass, and specialty) represented 39%, 38%, 12% and 11% of 1998 consolidated sales, respectively. Selling prices for most of the Company's products remained stable during the year.

     Gross profit margin continued to improve in 1998, rising 0.7 percentage points over 1997 to 38.7%. Raw material costs continued to dominate the
Company's  cost  structure.   However,   continued  emphasis  on  supply  chain
management, as well as favorable pricing in certain commodity markets, produced a 1.1% reduction in raw material costs as a percentage of net sales. Improvements in raw material costs were partially mitigated by a slight increase in direct labor and overhead costs. The Company will continue to pursue improvement in gross margin by reducing the number of raw materials used in products, process re-engineering, company-wide purchasing opportunities and product re-formulations.

     As a percentage of sales, operating expenses increased 0.7 percentage points to 27.0%. Selling, general and administrative expenses, as a percentage of sales, increased from 23.2% to 23.7%, primarily due to increased marketing efforts. In addition, the Company made record expenditures on research and development, which rose 10.1% to $20.6 million.

     Net interest expense declined significantly during 1998, falling $2.0 million, reflecting the benefits of the Company's 1997 debt restructuring and lower average debt outstanding. Continued strong cash flow from operations allowed the Company to reduce average debt outstanding during 1998, while lower average market rates of interest reduced the cost of borrowing under the Company's variable rate debt facilities. The improvement in interest expense was partially offset by additional interest expense associated with borrowings to finance the Company's German Acquisition (See "Liquidity and Capital Resources" and "German Acquisition").

     The Company's effective tax rate declined significantly to 42.0% during 1998, due primarily to implementation of international tax planning strategies. The effective tax rate remained above U.S. statutory rates, primarily due to the impact of non-deductible intangibles acquired as part of the Guardsman Products, Inc. ("GPI") acquisition and generally higher foreign tax rates.

Operating Results 1997 vs. 1996

Consolidated net sales increased 18.1% to a record $601.3 million for fiscal year 1997. Sales benefited from the full-year inclusion of GPI, acquired in April, 1996. During 1997, the Company experienced volume growth in each of its end use markets. Sales to the Company's four primary end use markets (metal, wood, composites and glass, and specialty) represented 39%, 38%, 12% and 11% of 1997 consolidated sales, respectively. International sales, including U.S. exports, grew 29.7% to a record $126.5 million during 1997. This represented an increase of 1.8 percentage points to 21.0% of sales. For the first time in the Company's history, international sales exceeded 20% of total sales, despite the negative impact of foreign exchange rate volatility in several of the Company's overseas markets. Selling prices for most of the Company's products remained stable during the year.

     Gross profit margin continued to improve in 1997, rising 1.2 percentage points over 1996 to 38.0%. Continued improvements in supply chain management, including leveraging larger raw material order quantities and reducing the number of raw material items, contributed to a 1.6 percentage point reduction in raw material costs as a percentage of sales. The Company will continue to pursue improvement in gross margin by reducing the number of raw material items, process engineering, company-wide purchasing initiatives, and product re-formulations. Direct labor and overhead costs increased slightly as a percentage of sales during 1997.

     Operating expenses totaled $158.1 million for 1997, an increase of $28.5 million, or 22.0%, over 1996 (excluding the restructuring charge reported during
1996). Increases in 1997 operating expenses were due primarily to the full-year inclusion of GPI operations. As a percentage of sales, operating expenses increased 0.8 percentage points to 26.3%. The increase primarily reflects higher amortization expense associated with intangibles acquired in the GPI transaction, as well as higher selling and marketing costs associated with certain GPI product lines, which target retail accounts rather than original equipment manufacturers.

     Net interest expense increased 36% during 1997 to $18.9 million, primarily due to the full-year inclusion of debt associated with the GPI acquisition. The increase was partially mitigated by a reduction in interest-bearing borrowings during 1997. Management anticipates that the restructuring of the Company's debt capitalization during the fourth quarter of 1997 should contribute to a slightly lower average interest rate on borrowings going forward. (See "Liquidity and Capital Resources").

     The Company's effective tax rate remained virtually unchanged for 1997 at 45.1%. The effective tax rate remained above U.S. statutory rates, primarily due to the impact of non-deductible intangibles acquired as part of the GPI acquisition, and generally higher foreign taxes.

Environmental

The Company's operations, like those of most companies in the coatings industry, are subject to regulations related to maintaining or improving the quality of the environment. Such regulations, along with the Company's own internal compliance efforts, have required, and will continue to require, ongoing expenditures. Spending for environmental compliance is not anticipated to be material to the Company's financial position. The Company has been notified that it is a potentially responsible party for clean-up costs with respect to several government investigations at independently operated waste disposal sites previously used by the Company. Management has accrued, as appropriate, for these environmental liabilities. Management believes the liabilities associated with these sites will not have a material adverse effect on its operating results or financial position.

Year 2000 Readiness

The Year 2000 issue ("Y2K" or "Y2K issue") is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or any hardware that have date sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a temporary inability to process transactions or engage in normal manufacturing or other business activities.

     The Company is actively engaged in a company-wide effort to achieve Y2K readiness for both information technology ("IT") and non-information technology ("Non-IT") systems, and to determine the Y2K readiness of significant suppliers. The Company is focusing its efforts on IT systems, Non-IT systems and suppliers that, without Y2K readiness, could have a material adverse effect on the Company's operations.

     The Company's approach to addressing Y2K preparedness consists of the following:

     *  Inventory - identification of items to be assessed for Y2K readiness.

     * Assessment - prioritizing the inventoried items, assessing their Y2K readiness and defining corrective actions and developing contingency plans.

     * Deployment - implementing corrective actions, verifying implementation and finalizing contingency plans.

The Company's IT systems are comprised of business computer systems and technical infrastructure. In 1996, the Company determined that the IT systems supporting its business units could be inadequate to meet business requirements after 1999 and thus implemented a project to replace all critical IT systems. All critical IT systems have been inventoried and assessed, and replacement of non-conforming IT systems began during the fourth quarter of 1998. Deployment of all critical IT systems is expected to be completed during the third quarter of 1999.

     The  Company's   Non-IT  systems  are  comprised  of   manufacturing   and
warehousing systems and facility support systems. A preliminary inventory and assessment of these Non-IT systems has been completed and deployment of these Non-IT systems is expected to be completed during the third quarter of 1999.

     The Company is in the process of contacting significant raw material and service suppliers regarding their Y2K readiness. The Company's supplier readiness program focuses on those suppliers considered essential for the prevention of a material disruption to the Company's business operation. The Company will make efforts to address third-party Y2K compliance issues noted from the inquires. However, there is no assurance that such third-parties will be Y2K compliant. Non-compliance by third-parties could have a material adverse impact on the Company's financial position and business operations. Deployment of the program is expected to be completed during the third quarter of 1999.

     The Company utilizes both internal and external resources in all phases of its Y2K readiness program. The Company estimates the total cost of resolving the Y2K issue to be approximately $5 million. Of this amount, the Company estimates $2 million will be spent during fiscal year 1999. Approximately 70% of total Y2K cost is comprised of equipment and software replacement costs with the balance being comprised of assessment and remediation costs. The Company expects all costs to be funded with operating cash flow. Y2K costs are expensed as incurred except for new systems and equipment, which are capitalized and charged to expense over the estimated useful life of the related asset.

     While the Company believes that its efforts to address Y2K issues will be successfully completed in a timely manner, the Company recognizes that failing to resolve Y2K issues could, in a reasonably likely worst case scenario, increase costs and limit the Company's ability to conduct business operations. The financial impact of such scenario can not be reasonably estimated.

German Acquisition

In December, 1997, the Company acquired Merckens Lackchemie GmbH and Company ("Merckens"), located in Eschweiler, Germany. This company supplies industrial coatings to customers throughout Europe. Product lines are complementary to Lilly's existing products. The purchase was made with cash and financed by an unsecured revolving line of credit denominated in Deutschemarks (See "Liquidity and Capital Resources").

Liquidity and Capital Resources

During fiscal 1998, the Company entered into a five-year, Deutschemark-denominated $10 million revolving credit facility (the "DM Facility") to fund the purchase of Merckens. The DM facility is unsecured. Principal amounts available for borrowing under the DM Facility decline over the five-year term of the agreement. In addition, the Company continued to maintain a $175 million revolving credit facility ("Facility") and $100 million in senior notes ("Notes"). Both the Facility and the Notes are unsecured and require no principal amortization. The remaining terms on the Facility and Notes were four and nine years, respectively, as of November 30, 1998. Management expects to fund required debt service on all borrowings from operating cash flows.

     The Company reduced total debt by $20.5 million during 1998. Additional amounts available for borrowing under the Facility for acquisitions or general operating purposes totaled $81.3 million as of November 30, 1998. Management believes that funds available from internal and external sources are sufficient to meet the liquidity needs of the Company during the next twelve months.

     The Company manages exposure to interest rate movements primarily through the issuance of fixed-rate debt securities and the use of interest rate swap agreements. As of November 30, 1998, the Company was party to one interest rate swap agreement with a notional principal amount of $50 million. The agreement effectively converts a portion of the Company's debt from a floating to a fixed interest rate, which was 6.88% as of November 30, 1998.

     Cash provided by operating activities declined by $4.1 million to $55.2 million during 1998, as higher net income was offset by the negative cash effects of changes in certain assets and liabilities. Cash used by investing activities increased by $17.9 million to $24.9 million during 1998. The increase was driven by the purchase of Merckens, as well as greater purchases of property and equipment, primarily related to ongoing consolidation of corporate and operating activities, foreign infrastructure investment, and expenditures related to achieving Y2K readiness. Future investing activities are expected to be financed from internal sources and existing credit facilities. Cash used by financing activities totaled $27.1 million for 1998, due principally to the $20.5 million reduction in debt and cash dividend payments of $7.4 million during 1998.

     The Company focuses on three key measures of liquidity and access to capital markets: EBITDA (earnings before interest, taxes, depreciation and amortization); Interest Coverage (EBITDA divided by interest expense); and Debt Capitalization (debt divided by the sum of debt plus equity). For 1998, the company generated EBITDA of $91.4 million, a decrease of $0.7 million. Interest Coverage improved to 5.4 times, due primarily to reduced interest expense associated with lower average borrowings and generally lower market rates of interest. Debt Capitalization improved 6.8 percentage points to 55.2% due to higher levels of net income retained in the business and lower levels of debt outstanding at year-end 1998.

Forward-looking statements

Statements in this annual report that are not strictly historical may be "forward-looking statements," which involve risks and uncertainties. Risk factors include general economic and industry conditions, effects of leverage, environmental matters, technological developments, product pricing, raw material cost changes, and international operations, among others, which are set forth in the Company's SEC filings.

Consolidated Statements of Income and Retained Earnings
(In thousands, except per share data)

Year ended November 30                                 1998           1997           1996
Net sales                                           $ 619,002      $ 601,296      $ 508,976
Costs and expenses:
      Cost of products sold                           379,641        373,015        321,748
      Selling, general and administrative             146,763        139,467        112,361
      Research and development                         20,567         18,680         17,294
      Restructuring charge                                 -              -           9,607
                                                    ---------------------------------------
                                                      546,971        531,162        461,010
                                                    ---------------------------------------
               Operating income                        72,031         70,134         47,966

Other income (expense):
      Sundry income (expense)                            (666)            (4)           110
      Interest expense, net                           (16,919)       (18,967)       (13,938)
                                                    ---------------------------------------
                                                      (17,585)       (18,971)       (13,828)
                                                    ---------------------------------------
               Income before income taxes              54,446         51,163         34,138

Income taxes                                           22,867         23,068         15,362
                                                    ---------------------------------------
               Net income                              31,579         28,095         18,776

Retained earnings at beginning of year                 83,745         62,990         51,446
                                                    ---------------------------------------
                                                      115,324         91,085         70,222
Deduct dividends paid ($.32 per share)                  7,410          7,340          7,232
                                                    ---------------------------------------
               Retained earnings at end of year     $ 107,914      $  83,745      $  62,990
                                                    =======================================
Net income per share:
      Basic                                         $    1.36      $    1.22      $     .83
      Diluted                                       $    1.35      $    1.20      $     .81


See accompanying notes.


Consolidated Balance Sheets
(In thousands)


November 30                                                         1998           1997
-----------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                    $  13,326      $  10,079
    Accounts receivable, less allowance
          for doubtful accounts (1998, $1,981; 1997,$2,139)         82,039         80,011
    Inventories                                                     50,796         45,704
    Deferred income taxes                                            3,251          4,300
    Other                                                            2,620          6,580
                                                                   -------        -------
            Total current assets                                   152,032        146,674
Other assets:
    Goodwill, less amortization (1998,$21,547; 1997,$15,368)       214,960        220,897
    Other intangibles, less amortization
        (1998,$22,621;1997,$17,963)                                 26,068         30,059
    Deferred income taxes                                            8,838          7,722
    Sundry                                                          12,419         13,604
                                                                   -------        -------
                                                                   262,285        272,282
Property and equipment:
    Land                                                            11,845          8,035
    Buildings                                                       62,725         50,621
    Equipment                                                       87,787         78,432
    Accumulated depreciation                                       (60,189)       (54,249)
                                                                   -------        -------
                                                                   102,168         82,839
                                                                   -------        -------
                                                                 $ 516,485      $ 501,795
                                                                   =======        =======
Liabilities and Shareholders' Equity
Current liabilities:
    Accounts payable                                             $  66,156      $  60,510
    Salaries and payroll related items                              21,624         20,814
    Other                                                           12,453         10,936
    State and local taxes                                              855          1,212
    Federal income taxes                                               873          1,076
                                                                   -------        -------
            Total current liabilities                              101,961         94,548

Long-term debt                                                     203,700        224,171

Other liabilities                                                   45,249         40,637

Shareholders' equity:
    Capital stock, $.55 stated value per share:
            Class A (limited voting) - 27,825 shares
               issued (1997, 27,674 shares)                         15,459         15,375
            Class B (voting) - 540 shares issued                       300            300
    Additional capital                                              81,890         79,417
    Retained earnings                                              107,914         83,745
    Currency translation adjustments                                (4,096)        (2,254)
    Cost of capital stock in treasury                              (35,892)       (34,144)
                                                                   -------        -------
                                                                   165,575        142,439
                                                                   -------        -------
                                                                 $ 516,485       $501,795
                                                                   =======        =======

See accompanying notes.

Consolidated Statements of Cash Flows
(In thousands)

Year ended November 30                                             1998           1997           1996
--------------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                       $  31,579      $  28,095      $  18,776
Adjustments to reconcile net income
     to net cash provided by operating activities:
    Restructuring charge                                                -              -           9,607
    Depreciation                                                     9,102          8,850          6,453
    Amortization of intangibles                                     10,922         13,140          9,097
    Deferred income taxes                                              209          4,085          2,094
    Changes in operating  assets and  liabilities
     net of effects from  acquired business:
       Accounts receivable                                            (422)         4,581         (5,849)
       Inventories                                                  (2,574)         1,842         (7,086)
       Accounts payable and accrued expenses                         5,985          2,933          7,825
       Sundry                                                          418         (4,226)        (3,466)
                                                                 ---------      ---------      ---------
            Net cash provided by operating activities               55,219         59,300         37,451

Investing Activities
Purchases of property and equipment                                (17,015)       (12,673)       (19,233)
Payment for acquired business                                      (11,253)            --       (235,000)
Sundry                                                               3,367          5,716          4,590
                                                                 ---------      ---------      ---------
            Net cash used by investing activities                  (24,901)        (6,957)      (249,643)

Financing Activities
Dividends paid                                                      (7,410)        (7,340)        (7,232)
Proceeds from senior notes                                              --         99,200             --
Proceeds from short-term and long-term borrowings                       --             --        310,600
Principal payments on short-term and long-term borrowings          (20,470)      (136,590)      (105,817)
Sundry                                                                 809         (4,324)         1,171
                                                                 ---------      ---------      ---------
            Net cash (used) provided by financing activities       (27,071)       (49,054)       198,722
                                                                 ---------      ---------      ---------

Increase (decrease) in cash and cash equivalents                     3,247          3,289        (13,470)
Cash and cash equivalents at beginning of year                      10,079          6,790         20,260
                                                                 ---------      ---------      ---------
Cash and cash equivalents at end of year                         $  13,326      $  10,079      $   6,790
                                                                 =========      =========      =========



See accompanying notes.

Notes to Consolidated Financial Statements
November 30, 1998


1. Summary of Significant Accounting Policies

Business: Lilly Industries, Inc. and its subsidiaries (the "Company") are principally in the business of formulating, manufacturing and marketing industrial coatings and specialty chemicals to manufacturing companies. The Company's products include wood coatings for furniture, building products and cabinets; coil coatings for building products, appliances and transportation equipment; specialty coatings for a variety of metal products and fiberglass reinforced products; powder coatings for a variety of metal products; and glass coatings for mirrors. The Company also sells various household products, including fabric protectors, furniture care products and cleaning aids.

Consolidation and Use of Estimates: The consolidated financial statements include the accounts of all subsidiaries after elimination of intercompany accounts and transactions. Preparation of these statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: Cash equivalents include time deposits and certificates of deposit with original maturities of three months or less.

Inventories: Coatings inventories in the United States are stated at the lower of cost, determined by the last-in, first-out (LIFO) method, or market. All other inventories are stated at the lower of cost, determined by the first-in, first-out (FIFO) method, or market.

Intangible Assets: Goodwill, which represents the excess of cost over fair value of net assets of purchased businesses, is amortized by the straight-line method over periods ranging from 20 to 40 years. Other intangible assets consist of noncompete agreements, customer lists and technology and are amortized by the straight-line method over periods ranging from 5 to 20 years.

     The Company periodically evaluates the value of intangible assets to determine if an impairment has occurred. This evaluation is based on various analyses including reviewing anticipated cash flows.

Property and Equipment: Property and equipment is recorded on the basis of cost and includes expenditures for new facilities and items which substantially increase the useful life of existing buildings and equipment. Depreciation is based on estimated useful lives (ranging from 3 to 40 years) and computed primarily by the straight-line method.

Interest-Rate Swap Agreements: The Company periodically enters into interest-rate swap agreements to modify the interest characteristics of its outstanding debt. Swap agreements involve the exchange of interest payments based on a variable interest rate for interest payments based on a fixed interest rate calculated by reference to a notional amount over the life of the agreement. The notional amount of each swap agreement represents all or a portion of the principal balance of a specific debt obligation. The differential to be paid or received is accrued and recognized as an adjustment of interest expense.

Reclassifications: Certain prior year amounts have been reclassified to conform with the current year presentation.

Net Income Per Share: The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share", (SFAS 128) during the first quarter of 1998. SFAS 128 requires the calculation of both basic and diluted earnings per share. Per share amounts shown for periods prior to adoption have been restated to conform to the requirements of SFAS 128.

     Basic and diluted net income per share are computed by dividing net income as reported by the average number of shares outstanding as follows (in thousands):

                                                       1998      1997     1996

--------------------------------------------------------------------------------
Basic
   Weighted-average common shares outstanding        23,160    22,940    22,600
Diluted
   Weighted-average common shares outstanding         23,160    22,940    22,600
   Dilutive effect of stock options                      240       460       500
                                                      ------    ------    ------
Average common shares outstanding assuming dilution   23,400    23,400    23,100
                                                      ======    ======    ======


2. Acquisition

On April 8, 1996 the Company acquired for $235,000,000 in cash all the outstanding shares of Guardsman Products, Inc. ("Guardsman"). To finance the acquisition, the Company used credit facilities to fund the initial purchase of shares, pay-off existing debt and pay related expenses. The acquisition was recorded using the purchase method and the consolidated financial statements include the results of operations of Guardsman since the date of acquisition. The fair value of net assets acquired included $40,031,000 net working capital, $50,246,000 noncurrent assets, $213,642,000 intangible assets, $28,549,000 long-term debt, and $40,370,000 noncurrent liabilities. Goodwill is being amortized by the straight-line method over 40 years.

     If the acquisition had occurred on December 1, 1995, pro forma net sales and net income for the year ended November 30, 1996 would be $598,722,000 and $20,767,000, respectively, and basic and diluted net income per share would be $.92 and $.90, respectively. The pro forma results include a restructuring charge of $9,607,000 which reduced net income by $5,284,000 or $.23 per share, both basic and diluted (see Note 3). The pro forma consolidated results of operations are not necessarily indicative of future results of operations or actual results of operations that would have occurred had the purchase been made at December 1, 1995.


3. Restructuring

In 1996, the Company adopted and commenced implementation of plans for the consolidation of manufacturing facilities related to the acquisition of Guardsman. These plans included the closure of both Lilly and Guardsman facilities and workforce reductions totaling approximately 250 employees. Closure costs included facility and equipment valuation adjustments, inventory disposal costs, dismantling and maintenance costs, and termination benefits. The primary employee groups affected included manufacturing, selling, administrative and research and development personnel. As of November 30, 1997 the plans were complete.

     Costs associated with the planned closure of former Lilly facilities of $7,827,000 and workforce reductions of $1,780,000 were recorded in 1996 as a restructuring charge of $9,607,000, which reduced net income by $5,284,000 or $.23 per share, both basic and diluted. Amounts paid or charged related to Lilly facilities were $365,000 and $7,462,000 during 1996 and 1997, respectively. Amounts paid or charged related to Lilly workforce reductions were $447,000 and $1,333,000 during 1996 and 1997, respectively.

     Costs associated with the planned closure of former Guardsman facilities of $6,532,000 and workforce reductions of $2,476,000 were recorded in the opening balance sheet of the combined entity at the acquisition date, April 8, 1996. Amounts paid or charged related to Guardsman facilities were $1,642,000 and $3,590,000 during 1996 and 1997, respectively. During 1997, the remaining
$1,300,000 liability related to the Guardsman facilities was credited to goodwill. Amounts paid or charged related to Guardsman workforce reductions were $469,000 and $589,000 during 1996 and 1997, respectively. During 1997, the remaining $1,418,000 liability related to the Guardsman workforce was credited to goodwill.


4. Inventories

The principal inventory classifications at November 30 are summarized as follows (in thousands):

                                                  1998        1997
                                                 -------     -------
Finished products                                $29,761     $26,361
Raw materials                                     27,411      27,019
                                                 -------     -------
                                                  57,172      53,380
Less adjustment of certain inventories
   to last-in, first-out (LIFO) basis              6,376       7,676
                                                 -------     -------
                                                 $50,796     $45,704
                                                 =======     =======

     Inventory cost is determined by the LIFO method of inventory valuation for approximately 64% and 68% of inventories at November 30, 1998 and 1997, respectively.


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

     The components of net pension cost for the defined benefit plans and amounts charged to expense for the defined contribution plans for the years ended November 30 are as follows (in thousands):


                                                          1998         1997     1996
                                                        --------      --------     --------
Defined benefit plans
   Service cost - benefits earned during the period     $  2,034      $  2,099     $  1,733
   Interest cost on projected benefit obligation           5,653         5,484        4,594
   Actual net gain on plan assets                        (11,830)       (8,482)      (9,056)
   Net amortization and deferral                           3,236         1,012        3,104
                                                        --------      --------     --------
   Net pension cost (benefit)                               (907)          113          375
Defined contribution plans                                 4,113         3,740        2,219
                                                        --------      --------     --------
Pension expense                                         $  3,206      $  3,853     $  2,594
                                                        ========      ========     ========

     The expected long-term rates of return on assets used to compute the defined benefit plans'pension expense were 10.25% for 1998 and 9.25% for 1997 and 1996.

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at November 30 for the Company's defined benefit pension plans (in thousands):

                                                      1998          1997
                                                    --------      --------
Actuarial present value of benefit obligations:
   Vested                                           $ 65,051      $ 60,141
   Nonvested                                           4,216         4,767
                                                    --------      --------
Total accumulated benefit obligations               $ 69,267      $ 64,908
                                                    ========      ========
Actuarial present value of projected benefit
 obligations for services rendered to date          $(76,458)     $(82,542)
Plan assets at fair value                             96,571        88,594
                                                    --------      --------
Excess of plan assets over projected
 benefit obligations                                  20,113         6,052
Unrecognized net gains                               (15,317)       (4,277)
Unrecognized prior service cost                        4,813         5,274
Unrecognized transition obligation at
 December 1, 1985, net of amortization                  (933)       (1,135)
                                                    --------      --------
Net pension asset                                   $  8,676      $  5,914
                                                    ========      ========

     The discount rates used to measure benefit obligations were 6.75% and 7.0% in 1998 and 1997, respectively. The rates of increase in compensation levels used to measure benefit obligations were 4% and 5% during 1998 and 1997, respectively.

     Certain   employees  from  one  of  the  Company's   German   subsidiaries
participate in a frozen defined benefit retirement plan. The liability related to such plan totaled $4,400,000 at November 30, 1998.

     Accumulated  benefits for supplemental  executive  retirement plans totaled
approximately   $8,465,000  and  $7,953,000  at  November  30,  1998  and  1997,
respectively.

6. Long-Term Debt
Long-term debt consists of the following as of November 30 (in thousands):

                                            1998         1997
         ------------------------------------------------------
         7.75% Senior Unsecured Notes     $100,000     $100,000
         Revolving Credit Facility          93,700      124,000

         German Credit Facility             10,000           -
         Other                                  -           171
                                          --------     --------
                                          $203,700     $224,171
                                          ========     ========

          In February 1998, the Company obtained an unsecured Deutschemark-denominated revolving credit facility (the "German Facility") with a bank. Borrowings available under the German Facility are $10,000,000 until November 29, 1999, gradually decreasing to $2,350,000 on December 1, 2001. German Facility advances of greater than $60,000 bear interest, at the Company's option, at either (i) the money market rate of the bank's German affiliate, or (ii) the Frankfurt, Germany Interbank Offered Rate for DM deposits plus an interest rate margin ranging from .40% to .80%, depending on the Company's leverage. Other advances bear interest at the prime rate of the bank's German affiliate. The principal of the facility is due upon termination, February 2003.

                  In November 1997, the Company restructured its long-term debt into a $175,000,000 revolving credit facility ("Facility") with a group of financial institutions and $100,000,000 of senior notes ("Notes"). The Notes were issued as a 144A private placement offering with registration rights. The Facility is unsecured and provides for borrowings under a revolving note.

                  Interest is payable upon maturity of each revolving advance, but in no case less frequently than quarterly. The principal of the Facility is due October, 2002. The Notes are unsecured. Interest is payable on June 1 and December 1 of each year the Notes are outstanding. The principal of the Notes is due December, 2007. The Facility bears interest, at the Company's option, at (i) the higher of the agent bank's prime rate (7.75% at November 30, 1998) or the Federal Funds rate plus 0.50%, or (ii) the London Interbank Offered Rate for U.S. Dollars plus 0.40% to 1.00%, depending upon the Company's credit rating. A commitment fee ranging from 0.15% to 0.25%, depending upon the Company's credit rating, is payable on the unused portion of the Facility.

                  In April 1996, the Company entered into a forty-four month amortizing interest rate swap agreement ("Swap") with a notional amount of $175,000,000. This agreement effectively converts a portion of the revolving note from variable rate debt to fixed rate debt with a rate of 6.88% at November 30, 1998. The notional amount of the Swap was $50,000,000 at November 30, 1998.

                  Interest of $12,369,000,  $20,628,000 and $12,746,000 was paid in fiscal 1998, 1997 and 1996, respectively.

                  The Company is subject to various debt covenants under the Facility, Notes and German Facility including affirmative and negative covenants which require the maintenance of certain ratios for maximum leverage, fixed charge coverage and interest coverage. Additionally, such covenants place certain restrictions on the Company's ability to engage in mergers and acquisitions and incur additional indebtedness.

7. Income Taxes

Income tax expense for the years ended November 30 is comprised of the following components (in thousands):

                                          1998           1997          1996
         --------------------------------------------------------------------
         Current expense:
            Federal                     $12,757        $10,612        $ 7,204
            Foreign                       7,290          7,674          4,736
            State                         2,358            697          1,328
                                        -------        -------        -------
                                         22,405         18,983         13,268
         Deferred expense (credit):
            Federal                         593          2,818          1,829
            Foreign                        (139)           210           (119)
            State                             8          1,057            384
                                        -------        -------        -------
                                            462          4,085          2,094
                                        -------        -------        -------
                                        $22,867        $23,068        $15,362
                                        =======        =======        =======

         A reconciliation of the statutory U.S. federal rate to the effective income tax rate for the years ended November 30 is as follows:

                                                        1998            1997           1996
         -----------------------------------------------------------------------------------
         Statutory U.S. federal income tax rate         35.0%           35.0%           35.0%
         Increase resulting from:
            Goodwill                                     3.6             3.9             4.1
            State income taxes, net of
               federal income tax benefit                2.8             2.3             3.3
            Foreign                                      1.8             2.2             1.3
            Other items                                 (1.2)            1.7             1.3
                                                        ----            ----            ----
         Effective income tax rate                      42.0%           45.1%           45.0%
                                                        ====            ====            ====

         Deferred income taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities.

         The deferred tax assets and liabilities recorded on the balance sheet at November 30 are as follows (in thousands):

                                                             1998        1997
         -----------------------------------------------------------------------
         Deferred tax assets:
            Goodwill and intangibles                       $ 1,279      $ 1,426
            Employee benefits                                5,565        6,467
            Accounts receivable, inventory and other        13,839       13,937
                                                           -------      -------
                                                            20,683       21,830
         Deferred tax liabilities:
            Property and equipment                           5,526        7,709
            Pension                                          3,068        2,099
                                                           -------      -------
                                                             8,594        9,808
                                                           -------      -------
         Net deferred tax assets                           $12,089      $12,022
                                                           =======      =======

     No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $16,000,000 at November 30, 1998. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

     Income taxes of $21,800,000, $20,500,000 and $20,177,000 were paid in 1998,
1997 and 1996, respectively.

8. Capital Stock

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

     A summary of shares issued and held in treasury follows (in thousands):


                                                                    Capital Stock                  Capital Stock
                                                                       Issued                    Held in Treasury
                                                              Class A          Class B        Class A         Class B
         -----------------------------------------------------------------------------------------------------------
         Balance at December 1, 1995                          26,903            540           4,754             187
              Class A exchanged for Class B                       -              -               78             (78)
              Class B exchanged for Class A                       -              -              (54)             54
              Stock options exercised                            281             -               32              28
                                                              ------            ---           -----             ---
         Balance at November 30, 1996                         27,184            540           4,810             191
              Class A exchanged for Class B                       -              -              106            (106)
              Class B exchanged for Class A                       -              -              (22)             22
              Stock options exercised                            490             -               29              75
                                                              ------            ---           -----             ---
         Balance at November 30, 1997                         27,674            540           4,923             182
              Class A exchanged for Class B                       -              -               92             (92)
              Class B exchanged for Class A                       -              -               (9)              9
              Acquisition for treasury                            -              -               39              -
              Stock options exercised                            151             -               37              12
                                                              ------            ---           -----             ---
         Balance at November 30, 1998                         27,825            540           5,082             111
                                                              ======            ===           =====             ===

         Changes in the capital stock components of shareholders' equity are summarized as follows (in thousands):

                                                                                                            Cost of
                                                                  Capital Stock                             Capital
                                                                 (Stated Amount)           Additional      Stock in
                                                             Class A          Class B        Capital       Treasury
         -----------------------------------------------------------------------------------------------------------
         Balance at December 1, 1995                         $14,947          $ 300         $73,450         $31,057
              Stock options exercised                            156             -            1,828             968
              Disqualifying disposition
              of stock options                                    -              -              155              -
                                                              ------            ---           -----             ---
         Balance at November 30, 1996                         15,103            300          75,433          32,025
              Stock options exercised                            272             -            3,834           2,119
              Disqualifying disposition
              of stock options                                    -              -              150              -
                                                              ------            ---           -----             ---
         Balance at November 30, 1997                         15,375            300          79,417          34,144
              Stock options exercised                             84             -            1,820           1,018
              Disqualifying disposition
              of stock options                                    -              -              653              -
              Acquisition for treasury                            -              -               -              730
                                                             -------          -----         -------         -------
         Balance at November 30, 1998                        $15,459          $ 300         $81,890         $35,892
                                                             =======          =====         =======         =======


     Incentive stock option plans entitle certain directors, officers and other key employees to buy shares of Class A stock at prices not less than fair market value on the date of grant. The options vest and become exercisable ratably over a three-year period commencing two years after the date of grant and expire five or ten years after the date of grant. Certain options are granted with stock appreciation rights (SAR) and reload options. An SAR entitles the option holder to receive a cash payment equal to the difference between the option price and the current value of Class A stock. The reload option entitles the option holder to the same number of options exercised with an option price equal to the fair market value at the date of exercise. Shares reserved under these plans were 1,931,420 and 2,109,310 at November 30, 1998 and 1997, respectively.

     A summary of stock option activity for the years ended November 30 follows:

                                                                Weighted
                                                                 Average
                                                 Number of      Exercise
                                                  Shares          Price
--------------------------------------------------------------------------------
         Balance at December 1, 1995           1,198,880         $  9.64
              Grants                             311,304           12.88
              Exercised                         (280,962)           7.06
              Terminated                         (16,932)          10.84
                                               ---------         -------
         Balance at November 30, 1996          1,212,290           11.05
              Grants                              77,072           18.43
              Exercised                         (489,610)           8.39
              Terminated                         (10,250)          13.39
                                               ---------         -------
         Balance at November 30, 1997            789,502           13.39
              Grants                             460,022           18.84
              Exercised                         (151,233)          12.60
              Terminated                         (37,975)          17.41
                                               ---------         -------
         Balance at November 30, 1998          1,060,316         $ 15.72
                                               =========         =======

At November 30, 1998 the range of exercise prices and weighted-average remaining contractual life of outstanding options were $12.25 - $21.63 and 5.4 years, respectively. At November 30, 1998 and 1997, the number of options exercisable was 340,000 and 279,000 respectively, and the weighted-average exercise price of those options was $13.49 and $12.93, respectively.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", (SFAS 123) became effective for the Company in 1997. SFAS 123 permits companies to continue to apply APB Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its plans. The Company has elected to follow APB 25 and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options is not less than fair market price of the share at the date of grant, no compensation expense is recognized in the financial statements.

     Pro forma information regarding net income and net income per share is required by SFAS 123 and has been determined as if the Company accounted for its employee stock options using the fair value method of that Statement.

     The fair  value  of  options  was  estimated  at the date of grant  using a
Black-Scholes   option   pricing  model  with  the  following   weighted-average
assumptions for 1998, 1997 and 1996, respectively: risk-free interest rate of 4.7%, 5.8%, and 6.0%; dividend yields of 1.9% for all years; volatility factors of the expected market price of the Company's Class A stock of .27, .30 and
 .32; and a weighted average expected life of options of 5.2 years, 4 years and 4 years.

     For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows (in thousands except for per share amounts):

                                                    1998             1997            1996
-----------------------------------------------------------------------------------------
         Pro forma net income                     $30,924         $27,608         $18,439
         Pro forma net income per share:
            Basic                                 $  1.34         $  1.20         $   .81
            Diluted                                  1.32            1.18             .79
         Weighted-average fair value
         of options granted during the year       $  5.76         $  4.93         $  3.71

     Due to the required phase-in provisions, the effects of applying SFAS 123 to arrive at the above pro forma amounts may not be representative of the expected effects on pro forma net income or net income per share in future years.


9. Geographic Information
The Company maintains operations in the United States as well as Canada, the United Kingdom, Germany, Taiwan, Malaysia, China, Ireland and Australia. A summary of geographic data for the years ended November 30 is as follows (in thousands):

                                                            1998             1997            1996
----------------------------------------------------------------------------------------------------
         Net sales to unaffiliated customers:
             United States                                $488,703         $491,973         $423,753
             Outside U.S., excluding U.S. exports          130,299          109,323           85,223
                                                          --------         --------         --------
             Consolidated                                 $619,002         $601,296         $508,976
                                                          ========         ========         ========

         Operating income:
             United States                                $ 50,942         $ 51,150         $ 42,463
             Outside U.S.                                   21,089           18,984           15,110
             Restructuring charge                               -                -            (9,607)
                                                          --------         --------         --------
             Consolidated                                 $ 72,031         $ 70,134         $ 47,966
                                                          ========         ========         ========

         Total assets:
             United States                                $430,081         $453,456         $473,957
             Outside U.S.                                   87,165           49,007           48,325
             Eliminations (deductions)                        (761)            (668)            (422)
                                                          --------         --------         --------
             Consolidated                                 $516,485         $501,795         $521,860
                                                          ========         ========         ========


10. Quarterly Results of Operations (Unaudited)

Quarterly results of operations are summarized as follows (in thousands, except per share data):


                                                           Quarter Ended
         1998                       Feb. 28          May 31           Aug. 31         Nov. 30
         -------------------------------------------------------------------------------------
         Net sales                 $143,334         $159,198         $159,345         $157,125
         Gross profit                53,431           61,794           61,752           62,384
         Net income                   5,140            8,715            8,674            9,050
         Net income per share
            Basic                       .22              .38              .37              .39
            Diluted                     .22              .37              .37              .39


                                                           Quarter Ended
         1997                       Feb. 28          May 31           Aug. 31         Nov. 30
         -------------------------------------------------------------------------------------
         Net sales                 $142,160         $154,238         $150,904         $153,994
         Gross profit                52,048           59,193           57,072           59,968
         Net income                   4,710            7,401            7,679            8,305
         Net income per share
            Basic                       .21              .32              .33              .36
            Diluted                     .20              .32              .33              .35


Report of Independent Auditors


Shareholders and Board of Directors
Lilly Industries, Inc.

We have audited the accompanying consolidated balance sheets of Lilly Industries, Inc. and subsidiaries as of November 30, 1998 and 1997, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lilly Industries, Inc. and subsidiaries at November 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1998, in conformity with generally accepted accounting principles.




/s/ Ernst & Young LLP
Indianapolis, Indiana
January 15, 1999




Responsibility for Financial Statements
--------------------------------------------------------------------------------
The management of Lilly Industries, Inc. is responsible for the preparation of the financial statements in the Annual Report and for the integrity and objectivity of the information presented. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts which are estimates and judgments. The fairness of the presentation in these statements of the Company's financial position, results of operations and cash flows is reported on by the independent auditors.

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



/s/ John C. Elbin                                    /s/ Kenneth L. Mills
John C. Elbin                                        Kenneth L. Mills
Vice President, Chief Financial Officer              Corporate Controller and
and Secretary                                        Assistant Secretary

Investor Information

Form 10-K
--------------------------------------------------------------------------------
A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, will be sent free to any shareholder upon written request. Contact Kenneth L. Mills, Corporate Controller and Assistant Secretary, at Lilly Industries, Inc. 733 S. West Street Indianapolis, IN 46225; or E-mail: millsk@lillyindustries.com.

Registrar and Transfer Agent
--------------------------------------------------------------------------------
Communications concerning shareholder records, including address changes, stock transfers, cash dividends or other service needs should be directed to Harris Trust and Savings Bank, Attn: Shareholder Services, 311 W. Monroe Street, 11th Floor, P. O. Box A3504 Chicago, Illinois 60690 (800) 942-5909 or (312) 461-6001.

Dividend Reinvestment Plan
--------------------------------------------------------------------------------
A dividend reinvestment and voluntary stock purchase plan for Lilly Industries, Inc. shareholders permits purchase of the Company's Class A stock without payment of brokerage commission or service charge. Participants in this plan may have cash dividends on their shares automatically reinvested and, if they choose, invest by making optional cash payments. Additional information on the plan is available by writing or calling: Harris Trust and Savings Bank, Attn:
Dividend Reinvestment 311 W. Monroe Street, 2nd Floor P. O. Box A3309 Chicago, Illinois 60690 (800) 942-5909.

Analyst Contacts
--------------------------------------------------------------------------------
Security analyst inquiries are welcomed. Please call: John C. Elbin, Vice President, Chief Financial Officer, and Secretary (317) 687-6703.

Annual Meeting
--------------------------------------------------------------------------------
The meeting notice and proxy materials were mailed to shareholders with their copies of this annual report. Lilly urges all shareholders to vote their proxies and thus participate in the decisions that will be made at the annual meeting. The meeting will be held on Thursday, April 22, 1999 at 10:00 A.M., EST, in rooms 101 and 102 at the Indiana Convention Center and RCA Dome in Indianapolis, Indiana.

Stock Trading and Dividend Information
--------------------------------------------------------------------------------
The Company's Class A stock is traded on the New York Stock Exchange under the symbol LI. Dividends are traditionally paid on the 1st business day of January, April, July and October to shareholders of record approximately three weeks prior. The following table sets forth the dividends paid per share of stock and the high and low prices in each of the quarters in the past two years ended November 30.

                                        Dividends           Price Range
         Fiscal 1998                    Per Share       High          Low
         --------------------------------------------------------------------
         1st quarter ended Feb. 28       $  .08         $ 20 5/8      $ 17 7/8
         2nd quarter ended May 31           .08           22 3/4        17 3/4
         3rd quarter ended Aug. 31          .08           24 5/8        18 1/2
         4th quarter ended Nov. 30          .08           19 7/8        14 3/8
                                         ------
                                         $  .32
                                         ======

                                        Dividends           Price Range
         Fiscal 1997                    Per Share       High          Low
         --------------------------------------------------------------------
         1st quarter ended Feb. 28       $  .08         $ 20         $ 17
         2nd quarter ended May 31           .08           21           16 3/4
         3rd quarter ended Aug. 31          .08           24 1/8       19 3/4
         4th quarter ended Nov. 30          .08           22 1/2       17 7/8
                                         ------
                                         $  .32
                                         ======

   At November 30, 1998 there were approximately 2,400 registered shareholders of Class A stock and 63 registered shareholders of Class B stock, which is reserved for employees of the Company.


Locations

International
-------------------------------------------
Australia
283 Alfred Street
North Sydney, NSW 2060
Australia

Canada
1915 Second Street West
Cornwall, Ontario K6H 5T1
Canada

65 Duke Street
London, Ontario N6J 2X3
Canada

China
Lot 3 Xintang
District Administration
Dalinshan, Dongguan
Guangdon, China 511774

England
152 Milton Park
Abingdon
Oxfordshire OX14 4SD
England

Germany
D-8649 Wallenfels
Postfach 1126
Germany

Friedensstrasse 40
D-52249 Eschweiler
Germany

Ireland
Willowfield Road
Ballinamore
Co. Leitrim
Ireland

Malaysia
Lot No. 4963, Jalan Teratai
51/2 Miles Meru Industrial Zone
41050 Klang
Selangor Darul Ehsan
Malaysia

Mexico
Ave. Central No. 223
Los Lermas, Guadalupe
N.L. Mexico 67190

Singapore
09-09 International Building
360 Orchard Road
Singapore

Taiwan, R.O.C.
No. 1 Kung Yeh First Road
Zenwu Village
Kaohsiung Hsien
Taiwan, R.O.C.

United States
-------------------------------------------
Alabama
1771 Industrial Road Dothan, AL 36303

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

2147 Brevard Road High Point, NC 27263

1717 English Road High Point, NC 27262

Texas
2518 Chalk Hill Road Dallas, TX 75212

Washington
13535 Monster Road Seattle, WA 98178

Corporate Offices
-------------------------------------------
733 S. West Street
Indianapolis, Indiana 46225

Corporate Technology Center
521 W. McCarty Street
Indianapolis, Indiana 46225

Officers and Directors


Officers
-------------------------------------------
Douglas W. Huemme, 57
Chairman, President and
Chief Executive Officer

Robert A. Taylor, 44
Executive Vice President and
Chief Operating Officer

Hugh M. Cates, 55
Vice President and General Manager,
Wood Coatings

Larry H. Dalton, 51
Vice President,
Manufacturing and Engineering

Alain DeBlandre, 42
Vice President and Managing Director - Europe

William C. Dorris, 55
Vice President, Corporate Development

John C. Elbin, 45
Vice President, Chief Financial Officer and Secretary

Ned L. Fox, 57
Vice President, Supply Chain Management

A. Barry Melnkovic, 41
Vice President, Human Resources

John D. Million, 56
Vice President and Managing Director- Asia Pacific

Kenneth L. Mills, 50
Corporate Controller and
Assistant Secretary

Gary D. Missildine, 57
Vice President and General Manager,
Industrial Coatings

Virgil E. Underwood, 47
Vice President and General Manager,
Coil Coatings

Keith C. Vander Hyde, Jr., 40
Vice President and General Manager,
Specialty

Jay M. Wiegner, 55
Vice President and General Manager,
Composites and Glass Coatings

Directors
-------------------------------------------
James M. Cornelius,
Chairman, Guidant Corporation

William C. Dorris,
Vice President, Corporate Development

Paul K. Gaston,
Former Chairman, Guardsman Products, Inc.

Douglas W. Huemme,
Chairman, President and
Chief Executive Officer

Harry Morrison, Ph.D.,
Dean, School of Science
Purdue University

Norma J. Oman,
President and
Chief Executive Officer
Meridian Insurance Group, Inc.

John D. Peterson,
Chairman, City Securities Corporation

Thomas E. Reilly, Jr.,
Chairman and Chief Executive Officer
Reilly Industries, Inc.

Van P. Smith,
Chairman, Ontario Corporation

Robert A. Taylor,
Executive Vice President and
Chief Operating Officer

[photo of Directors]