Form 10-K, Exhibit 13
period 1999-11-30
LILLY INDUSTRIES INC
filed 2000-02-25
CIK 59479

Selected Financial data1
(in thousands, except per share data and number of employees)

Lilly Industries, Inc. and Subsidiaries
SELECTED FINANCIAL DATA (1)
(IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF EMPLOYEES)

Year Ended November 30                               1999            1998            1997          1996 (2)
------------------------------------------------------------------------------------------------------------
Operations
Net sales                                          $656,201        $619,002        $601,296        $508,976
Cost of products sold                               401,286         379,641         373,015         321,748
Gross margin percentage                                38.8%           38.7%           38.0%           36.8%
Selling, general and administrative expenses        160,861         146,763         139,467         112,361
Research and development expenses                    21,154          20,567          18,680          17,294
Operating income                                     72,900          72,031          70,134          57,573
Operating income percentage                            11.1%           11.6%           11.7%           11.3%
Interest expense, net                                15,791          16,919          18,967          13,938
Income taxes                                         23,155          22,867          23,068          11,039
Effective income tax rate                              41.0%           42.0%           45.1%           45.0%
Net income                                           33,321          31,579          28,095          24,060
EBITDA (3)                                           93,202          91,389          92,120          73,233
EBITDA interest coverage (4)                            5.9             5.4             4.9             5.3

Per Share Data (5)
Net income, diluted                                    1.43            1.35            1.20            1.04
Cash dividends                                          .32             .32             .32             .32
Book value                                             8.28            7.15            6.21            5.36
Price range of common stock                      20 1/8-13 1/8   24 5/8-14 3/8   24 1/8-163/4    19 3/4-12 1/4

Other Data
Total assets                                        550,426         516,485         501,795         521,860
Working capital                                      48,720          50,071          52,126          50,579
Capital expenditures (6)                             41,472          17,015          12,673          19,233
Depreciation                                         10,391           9,102           8,850           6,453
Amortization                                         10,544          10,922          13,140           9,097
Total debt                                          206,803         203,700         224,171         261,561
EBITDA to total debt                                   45.1%           44.9%           41.1%           28.0%
Book value                                          192,171         165,575         142,439         121,889
Return on equity                                       18.6%           20.5%           21.3%           20.8%
Debt to total capitalization                             52%             55%             61%             68%
Number of employees                                   2,395           2,291           2,116           2,140
Sales per employee                                      274             270             283             274
Operating income per employee                            30              31              33              31
Average shares outstanding, diluted (7)              23,320          23,400          23,400          23,100

1 This table of Selected Financial Data should be read in conjunction with Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's consolidated financial statements included herein.
2 1996 includes the effect of the acquisition of Guardsman Products, Inc. on April 8, 1996 and excludes the effect of a restructuring charge of $9,607 which reduced net income by $5,284 or $.23 per diluted share.
3 EBITDA represents earnings before interest, taxes, depreciation and amortization.
4 EBITDA interest coverage is determined by dividing EBITDA by net interest expense.
5 Adjusted for all stock splits and stock dividends through November 30, 1999 inclusive. Prices are rounded to nearest 1/8th.
6    Excludes effect of acquisitions.
7    Used to calculate net income per diluted share.


                                           1995        1994           1993          1992          1991          1990         1989
                                        --------------------------------------------------------------------------------------------
Operations
Net sales                                $328,345    $331,306       $284,325      $236,476      $220,508      $240,146     $219,713
Cost of products sold                     219,899     214,809        189,111       152,480       150,669       161,626      145,592
Gross margin percentage                      33.0%       35.2%          33.5%         35.5%         31.7%         32.7%        33.7%
Selling, general and
        administrative expenses            59,874      61,498         53,319        50,128        46,921        50,404       44,113
Research and development expenses          13,184      12,982         12,325        11,030        10,606        10,814        9,708
Operating income                           35,388      42,017         29,570        22,838        12,312        17,302       20,300
Operating income percentage                  10.8%       12.7%          10.4%          9.7%          5.6%          7.2%         9.2%
Interest expense, net                       1,487       2,465          1,568         1,245         2,254         2,573        1,111
Income taxes                               13,510      16,350         11,784         9,201         4,417         6,850        8,399
Effective income tax rate                    40.0%       41.2%          42.2%         42.0%         41.0%         40.6%        40.6%
Net income                                 20,264      23,302         16,155        12,706         6,357        10,022       12,574
EBITDA (3)                                 43,435      51,082         36,394        29,944        19,994        26,117       26,670
EBITDA interest coverage (4)                 29.2        20.7           23.2          24.1           8.9          10.2         24.0

Per Share Data (5)
Net income, diluted                           .88        1.00            .70           .55           .27           .41          .51
Cash dividends                                .31         .27            .24           .22           .21           .20          .17
Book value                                   4.86        4.38           3.60          3.16          3.16          3.10         3.00
Price range of common stock                 15-11     18-11 3/4   15 7/8-9 3/8   9 3/4-5 5/8   6 1/8-4 1/8     7 5/8-4   7 1/8-5 3/8

Other Data
Total assets                              183,582     190,252        167,044       117,049       127,342       125,371      129,025
Working capital                            35,505      41,604         33,270        27,131        30,405        34,513       40,389
Capital expenditures (6)                   15,599       6,693          7,598         3,262         1,928         3,968        2,486
Depreciation                                4,251       4,637          3,746         3,965         4,038         4,021        3,387
Amortization                                3,923       4,328          3,141         2,827         2,928         2,651        1,199
Total debt                                 28,229      35,110         44,101        14,642        21,501        28,345       25,560
EBITDA to total debt                        153.9%      145.5%          82.5%        204.5%         93.0%         92.1%       104.3%
Book value                                109,374      99,424         81,128        70,125        74,187        73,185       74,482
Return on equity                             19.4%       25.8%          21.4%         17.6%          8.6%         13.6%        17.9%
Debt to total capitalization                   21%         26%            35%           17%           22%           28%          26%
Number of employees                         1,148       1,182          1,176         1,072         1,140         1,230        1,350
Sales per employee                            282         281            253           214           186           186          174
Operating income per employee                  30          36             26            21            10            13           16
Average shares outstanding, diluted (7)    23,086      23,231         22,962        23,048        23,521        24,738       25,043

Management's Discussion and Analysis of Results of Operations and Financial Condition

Operating Results 1999 vs. 1998

Consolidated net sales increased 6% to a record $656.2 million for fiscal year 1999. Sales benefited from strong volume increases, particularly in wood and metal coatings. Wood coatings increased in all major markets served, with especially strong growth in the Asia-Pacific Region. Metal coatings sales were led by continued large increases in powder coatings. The Company's international sales, including U.S. exports, grew $27.3 million to $176.6 million during 1999, representing growth of 18.3% over 1998. International sales now account for 27% of consolidated sales. Sales to the Company's three end-use markets (wood, metal and composites and glass) represented 46%, 43%, and 11% of 1999 consolidated sales, respectively. Overall, selling prices were stable during the year.

Gross profit margin improved slightly to 38.8% of sales in 1999, rising 0.1 percentage point over 1998. Raw material costs are the largest component of the Company's cost structure. Continued emphasis on supply chain management, raw material consolidation, as well as favorable pricing in certain commodity markets, produced a 0.2 percentage point reduction in raw material costs as a percentage of net sales. Improvements in raw material costs were partially offset by a slight increase in direct labor and overhead costs. The Company will continue to pursue improvement in gross margin by reducing the number of raw materials used in products, process re-engineering, company-wide purchasing opportunities, and product re-formulations.

As a percentage of sales, operating expenses increased 0.7 percentage points to 27.7%. Selling, general and administrative expenses, as a percentage of sales, increased 0.8 percentage points to 24.5%, primarily due to continued investments in selling, marketing and other infrastructure enhancements, as the Company continues to focus on global expansion and capturing additional market share in certain markets. Research and development expense increased by $0.6 million to $21.2 million for 1999.

Net interest expense continued to decline during 1999, falling $1.1 million to $15.8 million, a decrease of 6.7%. The reduction in interest expense reflects improved cash management practices coupled with lower average market rates of interest, which reduced the cost of borrowing under the Company's variable rate debt facilities.

The Company's effective tax rate declined one full percentage point to 41.0% for 1999, due primarily to a full year's impact of U.S. state and international tax planning strategies. The effective tax rate remained above U.S. statutory rates principally due to the impact of non-deductible amortization of intangibles acquired as part of the Guardsman Products, Inc. ("GPI") acquisition in 1996, and generally higher foreign tax rates.

Operating Results 1998 vs. 1997

Consolidated net sales increased 2.9% to a record $619.0 million for fiscal year 1998, despite a $10 million unfavorable impact from foreign currency translations. Sales benefited from the December, 1997 acquisition in Germany of Merckens Lackchemie GmbH & Company. The acquisition helped boost the Company's international sales, including U.S. exports, to $149.3 million during 1998, representing growth of 18.0% over 1997. During 1998, Lilly experienced volume growth in each of its end-use markets. Sales to the Company's three end-use markets (wood, metal, and composites and glass) represented 44%, 44%, and 12% of 1998 consolidated sales, respectively. Overall, selling prices were stable during the year.

Gross profit margin continued to improve in 1998, rising 0.7 percentage points over 1997 to 38.7%. Raw material costs are the largest component of the Company's cost structure. However, continued emphasis on supply chain management, as well as favorable pricing in certain commodity markets, produced a 1.1% reduction in raw material costs as a percentage of net sales. Improvements in raw material costs were partially mitigated by a slight increase in direct labor and overhead costs. The Company will continue to pursue improvement in gross margin by reducing the number of raw materials used in products, process re-engineering, company-wide purchasing opportunities and product re-formulations.

As a percentage of sales, operating expenses increased 0.7 percentage points to 27.0%. Selling, general and administrative expenses, as a percentage of sales, increased from 23.2% to 23.7%, primarily due to increased marketing initiatives. In addition, the Company made record expenditures on research and development, which rose 10.1% to $20.6 million.

Net interest expense declined significantly during 1998, falling $2.0 million, reflecting the benefits of the Company's 1997 debt restructuring and lower average debt outstanding. Continued strong cash flow from operations allowed the Company to reduce average debt outstanding during 1998, while lower average market rates of interest reduced the cost of borrowing under the Company's variable rate debt facilities. The improvement in interest expense was partially offset by additional interest expense associated with borrowings to finance the Company's acquisition in Germany in December, 1997.

The Company's effective tax rate declined significantly to 42.0% during 1998, due primarily to implementation of international tax planning strategies. The effective tax rate remained above U.S. statutory rates, primarily due to the impact of non-deductible intangibles acquired as part of the GPI acquisition in 1996 and generally higher foreign tax rates.

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

Year 2000

The Company completed all Year 2000 ("Y2K") readiness procedures during 1999 and did not experience any significant adverse effects on its systems or operations from the transition to Y2K. All critical IT systems were inventoried and assessed, and replacement of non-conforming IT systems began in 1998 and was completed in 1999.

The Company estimates the total cost of resolving the Y2K issue was $5 million. Of this amount, the Company estimates $2 million was spent during fiscal year 1999. Approximately 70% of total Y2K costs were comprised of equipment and software replacement costs with the balance being comprised of assessment and remediation costs. Y2K costs were expensed as incurred except for new systems and equipment, which were capitalized and will be charged to expense over the estimated useful life of the related assets.

Liquidity and Capital Resources

During fiscal 1999, the Company continued to maintain a $175 million revolving credit facility ("Facility") and $100 million in senior notes ("Notes"). Both the Facility and the Notes are unsecured and require no principal amortization. The remaining terms on the Facility and Notes are three and eight years, respectively, as of November 30, 1999. During fiscal 1998, the Company's German subsidiary entered into a five-year, Deutsche Mark-denominated $10,000,000 revolving credit facility ("German Facility") to fund the German acquisition. The German Facility is unsecured. Principal amounts available for borrowing under the German Facility decline over the five-year term of the agreement. Management expects to fund required debt service on all borrowings from operating cash flows.

The Company's total debt increased during 1999 by $3.1 million to a total of $206.8 million. The relatively low increase was mainly a result of capital investments in infrastructure expansion and improvements. Additional amounts available for borrowing under the Facility for general operating or other purposes totaled $74.9 million as of November 30, 1999. Management believes funds available from internal and external sources are sufficient to meet the liquidity needs of the Company during the next twelve months.

Cash provided by operating activities declined by $16.5 million to $38.7 million during 1999. Higher net income was offset by the cash effect of changes in certain operating assets and liabilities including increases in accounts receivable and inventories to support higher sales levels.

Cash used by investing activities increased by $17.2 million to $42.1 million during 1999. The increase was driven by a $24.5 million increase in capital expenditures primarily offset by a decrease of $8.5 million in payments for acquired businesses. Future investing activities are expected to be financed from internal sources and existing credit facilities.

Cash used by financing activities decreased by $22.9 million to $4.2 million during 1999. Cash dividend payments of $7.4 million during 1999 remained the same as 1998 while long term borrowings increased by $3.1 million. In 1998 principal payments exceeded borrowings by $20.5 million.

The Company focuses on three key measures of liquidity and access to capital markets: EBITDA (earnings before interest, taxes, depreciation and amortization); Interest Coverage (EBITDA divided by net interest expense); and Debt Capitalization (debt divided by the sum of debt plus equity). For 1999, the Company generated EBITDA of $93.2 million, an increase of $1.8 million over 1998. Interest Coverage improved to 5.9 times, due primarily to reduced interest expense associated with lower average borrowings and generally lower market rates of interest. Debt Capitalization improved 3.4 percentage points to 51.8% due to a relatively stable debt level and higher net income retained in the business during 1999.

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

Consolidated Statements of Income
(in thousands, except per share data)


Year Ended November 30                               1999           1998           1997
------------------------------------------------------------------------------------------
Net sales                                         $ 656,201      $  619,002      $ 601,296
Costs and expenses:
      Cost of products sold                         401,286         379,641        373,015
      Selling, general and administrative           160,861         146,763        139,467
      Research and development                       21,154          20,567         18,680
                                                  ----------------------------------------
                                                    583,301         546,971        531,162
                                                  ----------------------------------------
               Operating income                      72,900          72,031         70,134

Other expenses:
      Sundry expense                                   (633)           (666)            (4)
      Interest expense, net                         (15,791)        (16,919)       (18,967)
                                                  ----------------------------------------
                                                    (16,424)        (17,585)       (18,971)
                                                  ----------------------------------------
               Income before income taxes            56,476          54,446         51,163

Income taxes                                         23,155          22,867         23,068
                                                  ----------------------------------------
               Net income                         $  33,321      $   31,579      $  28,095
                                                  ========================================

Net income per share:
      Basic                                       $    1.44      $     1.36      $    1.22
      Diluted                                     $    1.43      $     1.35      $    1.20


See accompanying notes.

Consolidated Balance Sheets
(in thousands)

November 30                                                                                        1999            1998
-------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
    Cash and cash equivalents                                                                   $    5,714      $  13,326
    Accounts receivable, less allowance for doubtful
        accounts (1999, $1,775; 1998, $1,981)                                                       91,369         82,039
    Inventories                                                                                     58,500         50,796
    Deferred income taxes                                                                            2,848          3,251
    Other                                                                                            3,426          2,620
                                                                                                -------------------------
            Total current assets                                                                   161,857        152,032
Other assets:
    Goodwill, less amortization (1999, $27,769; 1998, $21,547)                                     210,811        214,960
    Other intangibles, less amortization (1999, $23,129; 1998, $22,621)                             23,067         26,068
    Deferred income taxes                                                                            3,974          8,838
    Sundry                                                                                          18,781         12,419
                                                                                                -------------------------
                                                                                                   256,633        262,285
Property and equipment:
    Land                                                                                            13,872         11,845
    Buildings                                                                                       75,232         62,725
    Equipment                                                                                      110,610         87,787
    Accumulated depreciation                                                                       (67,778)       (60,189)
                                                                                                -------------------------
                                                                                                   131,936        102,168
                                                                                                -------------------------
                                                                                                $  550,426      $ 516,485
                                                                                                =========================

Liabilities and Shareholders' Equity
Current liabilities:

    Accounts payable                                                                            $   60,317      $  56,958
    Salaries and payroll related items                                                              20,975         21,624
    Other                                                                                           27,293         21,651
    Income taxes payable                                                                             4,552          1,728
                                                                                                -------------------------
            Total current liabilities                                                              113,137        101,961

Long-term debt                                                                                     206,803        203,700

Other liabilities                                                                                   38,315         45,249

Shareholders' equity:
    Capital stock, $.55 stated value per share:

            Class A (limited voting) - 27,969 shares issued
                (1998, 27,825 shares)                                                               15,539         15,459
            Class B (voting) - 540 shares issued                                                       300            300
    Additional capital                                                                              83,833         81,890
    Retained earnings                                                                              133,807        107,914
    Accumulated other comprehensive loss                                                            (3,509)        (4,096)
    Cost of capital stock in treasury                                                              (37,799)       (35,892)
                                                                                                -------------------------
                                                                                                   192,171        165,575
                                                                                                -------------------------
                                                                                                $  550,426      $ 516,485
                                                                                                =========================

See accompanying notes.

Consolidated Statements of Cash Flows
(in thousands)

Year Ended November 30                                           1999           1998          1997
----------------------------------------------------------------------------------------------------
Operating Activities
Net income                                                     $  33,321      $ 31,579      $ 28,095
Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation                                                  10,391         9,102         8,850
    Amortization                                                  10,544        10,922        13,140
    Deferred income taxes                                          5,267           209         4,085
    Changes in operating assets and liabilities net of
       effects from acquired business:
       Accounts receivable                                        (9,162)         (422)        4,581
       Inventories                                                (7,680)       (2,574)        1,842
       Accounts payable and accrued expenses                      11,101         5,985         2,933
       Sundry                                                    (15,044)          418        (4,226)
                                                               -------------------------------------
            Net cash provided by operating activities             38,738        55,219        59,300

Investing Activities

Purchases of property and equipment                              (41,472)      (17,015)      (12,673)
Payment for acquired business                                     (2,721)      (11,253)           -
Sundry                                                             2,052         3,367         5,716
                                                               -------------------------------------
            Net cash used by investing activities                (42,141)      (24,901)       (6,957)

Financing Activities

Dividends paid                                                    (7,428)       (7,410)       (7,340)
Proceeds from senior notes                                            -             -         99,200
Proceeds from short-term and long-term borrowings                  3,103            -             -
Principal payments on short-term and long-term borrowings             -        (20,470)     (136,590)
Sundry                                                               116           809        (4,324)
                                                               -------------------------------------
            Net cash used by financing activities                 (4,209)      (27,071)      (49,054)
                                                               -------------------------------------

(Decrease) increase in cash and cash equivalents                  (7,612)        3,247         3,289
Cash and cash equivalents at beginning of year                    13,326        10,079         6,790
                                                               -------------------------------------
Cash and cash equivalents at end of year                       $   5,714      $ 13,326      $ 10,079
                                                               =====================================


See accompanying notes.

Consolidated Statements of Shareholders' Equity
(in thousands)

                                                                                              Cost of     Accumulated
                                               Class A   Class B                              Capital       Other
                                               Common    Common     Additional   Retained    Stock in    Comprehensive
                                                Stock     Stock      Capital     Earnings    Treasury     Income (Loss)      Total
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 1, 1996                   $15,103     $ 300    $  75,433    $  62,990     $ (32,025)    $      88     $ 121,889
   Comprehensive income:
     Net income                                    --        --           --       28,095            --            --        28,095
     Currency translation adjustments              --        --           --           --            --        (2,342)       (2,342)
                                                                                                                          ----------
   Total comprehensive income                      --        --           --           --            --            --        25,753
   Stock options exercised                        272        --        3,834           --        (2,119)           --         1,987
   Disqualifying disposition
        of stock options                           --        --          150           --            --            --           150
   Cash dividends paid                             --        --           --       (7,340)           --            --        (7,340)
                                              -------------------------------------------------------------------------------------

Balance at November 30, 1997                   15,375       300       79,417       83,745       (34,144)       (2,254)      142,439
   Comprehensive income:
     Net income                                    --        --           --       31,579            --            --        31,579
     Currency translation adjustments              --        --           --           --            --        (1,842)       (1,842)
                                                                                                                          ----------
   Total comprehensive income                      --        --           --           --            --            --        29,737
   Stock options exercised                         84        --        1,820           --        (1,018)           --           886
   Disqualifying disposition
        of stock options                           --        --          653           --            --            --           653
   Cash dividends paid                             --        --           --       (7,410)           --            --        (7,410)
   Repurchase of common stock                      --        --           --           --          (730)           --          (730)
                                              -------------------------------------------------------------------------------------

Balance at November 30, 1998                   15,459       300       81,890      107,914       (35,892)       (4,096)      165,575
   Comprehensive income:
     Net income                                    --        --           --       33,321            --            --        33,321
     Currency translation adjustments              --        --           --           --            --           587           587
                                                                                                                          ----------

   Total comprehensive income                      --        --           --           --            --            --        33,908
   Stock options exercised                         80        --        1,870           --        (1,421)           --           529
   Disqualifying disposition
        of stock options                           --        --           73           --            --            --            73
   Cash dividends paid                             --        --           --       (7,428)           --            --        (7,428)
   Repurchase of common stock                      --        --           --           --          (486)           --          (486)
                                              -------------------------------------------------------------------------------------
Balance at November 30, 1999                  $15,539     $ 300    $  83,833    $ 133,807     $ (37,799)    $  (3,509)    $ 192,171
                                              =====================================================================================


See accompanying notes.

Notes to Consolidated Financial Statements
November 30, 1999

1. Summary of Significant Accounting Policies

Business. Lilly Industries, Inc. and its subsidiaries (the "Company") are principally in the business of formulating, manufacturing, and marketing industrial coatings and specialty chemicals to original equipment manufacturers on a worldwide basis. Primary manufacturing operations are located in North America, Europe and Asia-Pacific. The Company operates within three business segments which serve three end-use markets.

Consolidation and Use of Estimates. The consolidated financial statements include the accounts of all subsidiaries after elimination of significant intercompany accounts and transactions. Preparation of these statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition. Revenue from sales of products is recognized at the time products are shipped to the customer.

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

The Company periodically evaluates the carrying value of intangible assets to determine if an impairment has occurred. This evaluation is based on various analyses including reviewing anticipated cash flows.

Property and Equipment. Property and equipment is recorded on the basis of cost and includes expenditures for new facilities and items which substantially increase the useful life of existing buildings and equipment. Depreciation is based on estimated useful lives (ranging from 3 to 45 years) and computed primarily by the straight-line method.

Interest-Rate Swap Agreements. The Company periodically enters into interest rate swap agreements ("Swaps") to modify the interest characteristics of its outstanding debt. Swap agreements involve the exchange of floating rate and fixed rate interest payment flows between or among counterparties, including the Company, banks and / or other financial intermediaries. Such flows are calculated based upon a predetermined notional principal amount over the life of the Swaps. The notional amount of each Swap represents all or a portion of the principal balance of the Company's underlying debt obligation(s). The differential to be paid or received is accrued and recognized as an adjustment of interest expense.

Reclassifications. Certain prior year amounts in the accompanying financial statements have been reclassified to conform with the current year presentation.

2. New Accounting Standards

Effective   December  1,  1998,  the  Company  adopted  Statement  of  Financial
Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." This statement establishes new rules for the reporting and display of comprehensive income and its components. The Company has reported, in addition to net income, the components of other comprehensive income in its consolidated statements of shareholders' equity. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130. Implementation of this disclosure standard had no impact on the Company's financial position or results of operations.

Effective November 30, 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement 131 requires public business enterprises to report information about operating segments in annual financial statements and selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of this statement did not affect the Company's financial position or results of operations.

Effective December 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." Statement 132 revises the disclosure requirements for employers' pensions and other retiree benefits. Implementation of this disclosure standard did not affect the Company's financial position or results of operations.

Effective December 1, 1998, the Company adopted the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires capitalization of certain costs incurred in the development of internal-use software, including external direct material and service costs, employee payroll and payroll-related costs, and capitalized interest. Prior to adoption of SOP 98-1, the Company expensed certain of these costs as incurred. The effect of the adoption of this statement on consolidated earnings during the current period is immaterial.

3. Inventories

The principal inventory classifications at November 30 are summarized as follows (in thousands):

                                                            1999       1998
--------------------------------------------------------------------------------
Finished products                                          $33,628    $29,761
Raw materials                                               30,048     27,411
                                                           ------------------
                                                            63,676     57,172
Less adjustment of certain inventories to LIFO basis         5,176      6,376
                                                           ------------------
                                                           $58,500    $50,796
                                                           ==================

Inventory cost is determined by the LIFO method of inventory valuation for approximately 61% and 64% of inventories at November 30, 1999 and 1998, respectively.

4. Long-Term Debt

Long-term debt consists of the following as of November 30 (in thousands):

                                                       1999              1998
--------------------------------------------------------------------------------
7.75% Unsecured Senior Notes                         $100,000          $100,000
Revolving Credit Facility                             100,100            93,700
German Credit Facility                                  6,703            10,000
                                                     --------------------------
                                                     $206,803          $203,700
                                                     ==========================

In February 1998, the Company's German subsidiary ("Subsidiary") entered into an unsecured Deutsche Mark ("DEM") denominated revolving credit facility ("German Facility") with a bank. The maximum borrowings available under the German Facility are $6,703,000 until November 29, 2000; thereafter, $4,460,000 until November 29, 2001; thereafter, $2,060,000 until maturity of the German Facility in February, 2003. German Facility advances of greater than $52,000 bear interest, at the Subsidiary's option, at either (i) the money market rate of the bank's German affiliate, or (ii) the Frankfurt, Germany Interbank Offered Rate for DEM deposits plus an interest rate margin of between 0.40% and 0.80%, depending on the Subsidiary's leverage at the time of each borrowing. Other advances bear interest at the prime rate of the bank's German affiliate. The principal of the German Facility is due upon maturity in February, 2003.

In November 1997, the Company restructured its long-term debt into a $175,000,000 revolving credit facility ("Facility") with a group of financial institutions and $100,000,000 of senior notes ("Notes"). The Notes were issued as a 144A private placement offering and were subsequently registered. The Facility is unsecured and provides for borrowings under a revolving note.

Interest is payable upon maturity of each revolving advance under the Facility, but in no case less frequently than quarterly. The principal of the Facility is due in October, 2002. The Notes are unsecured. Interest is payable on June 1 and December 1 of each year the Notes are outstanding. The principle of the Notes is due December, 2007. The Facility bears interest, at the Company's option, (i) the higher of the agent bank's prime rate (8.50% at November 30, 1999) or the Federal Funds rate plus 0.50% or, (ii) the London Interbank Offered Rate for U.S. Dollars plus 0.30% to 0.75%, depending upon the Company's credit rating. A commitment fee ranging from 0.10% to 0.25%, depending upon the Company's credit rating, is payable on the unused portion of the Facility.

In April 1996, the Company entered into a forty-four month amortizing interest rate swap agreement with a notional amount of $175,000,000. This agreement expired November 30, 1999. This agreement effectively converted a portion of the Facility from variable rate debt to fixed rate debt.

Interest of  $15,818,000,  $12,369,000  and $20,628,000 was paid in fiscal 1999,
1998 and 1997, respectively.

The Company is subject to various debt covenants under the German Facility, Facility and Notes, including affirmative and negative covenants which require the maintenance of certain ratios for maximum leverage, fixed charge coverage and interest coverage. Additionally, such covenants place certain restrictions on the Company's ability to engage in mergers and acquisitions and incur additional indebtedness.

5. Income Taxes

Income tax expense for the years ended November 30 is comprised of the following components (in thousands):

                                    1999            1998             1997
--------------------------------------------------------------------------------
Current expense:
   Federal                        $  8,942        $ 12,757         $ 10,612
   Foreign                           8,126           7,290            7,674
   State                               820           2,358              697
                                  -----------------------------------------
                                    17,888          22,405           18,983
Deferred expense (credit):
   Federal                           4,334             593            2,818
   Foreign                             384            (139)             210
   State                               549               8            1,057
                                  -----------------------------------------
                                     5,267             462            4,085
                                  -----------------------------------------
                                  $ 23,155        $ 22,867         $ 23,068
                                  =========================================

A reconciliation of the statutory U.S. federal rate to the effective income tax rate for the years ended November 30 is as follows:

                                                                1999        1998        1997
---------------------------------------------------------------------------------------------
Statutory U.S. federal income tax rate                          35.0%       35.0%       35.0%
Increase resulting from:
   Goodwill                                                      3.5         3.6         3.9
   State income taxes, net of federal income tax benefit         1.6         2.8         2.3
   Foreign                                                       1.3         1.8         2.2
   Other items                                                   (.4)       (1.2)        1.7
                                                                ----------------------------
Effective income tax rate                                       41.0%       42.0%       45.1%
                                                                ============================


Deferred income taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities.

The deferred tax assets and liabilities recorded on the balance sheet at November 30 are as follows (in thousands):

                                                                1999       1998
--------------------------------------------------------------------------------
Deferred tax assets:
   Goodwill and intangibles                                   $ 1,121    $ 1,279
   Employee benefits                                            5,812      5,565
   Accounts receivable, inventory and other                    11,051     13,839
                                                              ------------------
                                                               17,984     20,683
Deferred tax liabilities:
   Property and equipment                                       6,582      5,526
   Pension                                                      4,580      3,068
                                                              ------------------
                                                               11,162      8,594
                                                              ------------------
Net deferred tax assets                                       $ 6,822    $12,089
                                                              ==================

No  provision  has  been  made  for  U.S.   federal   income  taxes  on  certain
undistributed earnings of foreign subsidiaries that the Company intends to permanently invest or that may be remitted tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $24,500,000 at November 30, 1999. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, the Company will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

Income taxes of $16,600,000, $21,800,000 and $20,500,000 were paid in 1999, 1998 and 1997, respectively.

6. Capital Stock

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

A summary of shares issued and held in treasury follows (in thousands):

                                            Capital Stock       Capital Stock
                                               Issued         Held in Treasury
                                         Class A   Class B   Class A    Class B
--------------------------------------------------------------------------------
Balance at December 1, 1996              27,184       540     4,810        191
   Class A exchanged for Class B             --        --       106       (106)
   Class B exchanged for Class A             --        --       (22)        22
   Stock options exercised                  490        --        29         75
                                         -------------------------------------
Balance at November 30, 1997             27,674       540     4,923        182
   Class A exchanged for Class B             --        --        92        (92)
   Class B exchanged for Class A             --        --        (9)         9
   Acquisition for treasury                  --        --        39         --
   Stock options exercised                  151        --        37         12
                                         -------------------------------------
Balance at November 30, 1998             27,825       540     5,082        111
   Class A exchanged for Class B             --        --        36        (36)
   Class B exchanged for Class A             --        --       (13)        13
   Acquisition for treasury                  --        --        32         --
   Stock options exercised                  144        --        56         19
                                         -------------------------------------
Balance at November 30, 1999             27,969       540     5,193        107
                                         =====================================

Incentive stock option plans entitle certain directors, officers and other key employees to buy shares of Class A stock at prices not less than fair market value on the date of grant. The options vest and become exercisable ratably over a three-year period commencing two years after the date of grant and expire five or ten years after the date of grant. Certain options are granted with stock appreciation rights (SAR) and reload options. An SAR entitles the option holder to receive a cash payment equal to the difference between the option price and the current value of Class A stock. The reload option entitles the option holder to the same number of options exercised with an option price equal to the fair market value at the date of exercise. Shares reserved under these plans were 1,785,129 and 1,931,420 at November 30, 1999 and 1998, respectively.

A summary of stock option activity for the years ended November 30 follows:

                                                                       Weighted
                                                                       Average
                                                       Number of       Exercise
                                                        Shares          Price
--------------------------------------------------------------------------------
Balance at December 1, 1996                           1,212,290        $ 11.05
   Grants                                                77,072          18.43
   Exercised                                           (489,610)          8.39
   Terminated                                           (10,250)         13.39
                                                      ------------------------
Balance at November 30, 1997                            789,502          13.39
   Grants                                               460,022          18.84
   Exercised                                           (151,233)         12.60
   Terminated                                           (37,975)         17.41
                                                      ------------------------
Balance at November 30, 1998                          1,060,316          15.72
   Grants                                               561,095          18.21
   Exercised                                           (146,291)         13.57
   Terminated                                           (80,230)         18.93
                                                      ------------------------
Balance at November 30, 1999                          1,394,890        $ 16.76
                                                      ========================

At November 30, 1999 the range of exercise prices and weighted-average remaining contractual life of outstanding options were $12.25 - $21.63 and 6.8 years, respectively. At November 30, 1999 and 1998, the number of options exercisable was 342,000 and 340,000 respectively, and the weighted-average exercise price of those options was $13.32 and $13.49, respectively.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) permits companies to continue to apply APB Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its plans. The Company has elected to follow APB 25 and related Interpretations. Under APB 25, because the exercise price of the Company's employee stock options is not less than fair market price of the share at the date of grant, no compensation expense is recognized in the financial statements.

Pro forma information regarding net income and net income per share is required by SFAS 123 and has been determined as if the Company accounted for its employee stock options using the fair value method of that statement.

The fair value of options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 6.2%, 4.7%, and 5.8%; dividend yields of 1.9% for all years; volatility factors of the expected market price of the Company's Class A stock of .29, .27 and .30; and a weighted average expected life of options of 7 years, 5 years and 4 years.

For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. Pro forma amounts may not be representative of the expected effects on pro forma net income or net income per share in future years. The Company's pro forma information follows (in thousands, except per share amounts):

                                              1999          1998          1997
--------------------------------------------------------------------------------
Net income:
   As reported                            $   33,321    $   31,579    $   28,095
   Pro forma                                  32,235        30,924        27,608
Net income per share:
   As reported                            $     1.43    $     1.35    $     1.20
   Pro forma                                    1.38          1.32          1.18
Weighted average fair value of
   options granted during the year        $     6.37    $     5.76    $     4.93


7. Net Income Per Share

Basic and diluted net income per share are computed by dividing net income as reported by the average number of shares outstanding as follows (in thousands):

                                                        1999      1998      1997
---------------------------------------------------------------------------------
Basic
   Weighted-average common shares outstanding          23,205    23,160    22,940
                                                      ===========================
Diluted
   Weighted-average common shares outstanding          23,205    23,160    22,940
   Dilutive effect of stock options                       115       240       460
                                                      ---------------------------
Average common shares outstanding assuming dilution    23,320    23,400    23,400
                                                      ===========================

8. Benefit Plans

The Company maintains defined benefit retirement plans that cover substantially all employees. The change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheets at November 30 for the Company's defined benefit plans were as follows (in thousands):

                                                                        1999          1998
--------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning of the year                        $ 76,458      $ 82,542
   Service cost                                                            400           457
   Interest cost                                                         5,020         5,380
   Amendments and termination                                               --            22
   Actuarial gain                                                       (1,461)       (8,085)
   Benefits paid                                                        (4,434)       (3,858)
                                                                      ----------------------
   Benefit obligation at end of year                                  $ 75,983      $ 76,458
                                                                      ======================

Change in plan assets:
   Fair value of plan assets at beginning of year                     $ 96,571      $ 88,594
   Actual return on plan assets                                          7,061        11,830
   Employer contribution                                                    20             5
   Benefits paid                                                        (4,434)       (3,858)
                                                                      ----------------------
   Fair value of plan assets at end of year                           $ 99,218      $ 96,571
                                                                      ======================

Funded status:
   Funded status                                                      $ 23,235      $ 20,113
   Unrecognized net actuarial gain                                     (13,730)      (15,317)
   Unrecognized prior service cost                                       4,329         4,813
   Unrecognized transition asset                                          (731)         (933)
                                                                      ----------------------
   Net amount recognized                                              $ 13,103      $  8,676
                                                                      ======================

Amounts recognized in the consolidated balance sheet consisted of:

   Prepaid benefit cost                                               $ 13,103      $  8,676
                                                                      ----------------------
   Net amount recognized                                              $ 13,103      $  8,676
                                                                      ======================

Components of net periodic benefit cost:

   Service cost                                                       $    400      $    457
   Interest cost                                                         5,020         5,380
   Expected return on plan assets                                       (9,684)       (8,876)
   Amortization of prior service cost                                      484            --
   Amortization of transition asset                                       (202)         (202)
   Recognized net actuarial gain                                          (424)           --
                                                                      ----------------------
   Net periodic benefit                                               $ (4,406)     $ (3,241)
                                                                      ======================

Weighted-average assumptions as of year end:

   Discount rate                                                          6.75%         6.75%
   Expected return on plan assets                                        10.25%        10.25%
   Rate of compensation increase                                          4.00%         4.00%


Certain employees from one of the Company's German subsidiaries participate in a frozen defined benefit retirement plan. The liability related to this plan totaled $4,000,000 and $4,400,000 and the expense related to this plan was $440,000 and $402,000 at November 30, 1999 and 1998, respectively.

Accumulated benefits for supplemental executive retirement plans totaled approximately $9,595,000 and $8,765,000 at November 30, 1999 and 1998,
respectively. Expense related to this plan amounted to $1,431,000 and $1,321,000 for the years ended November 30, 1999 and 1998, respectively.

The Company also has a defined contribution retirement plan to which the Company contributed and charged to expense approximately $4,692,000, and $4,113,000 for the years ended November 30, 1999 and 1998, respectively.

9. Segment Information

Lilly formulates, manufactures and markets industrial coatings and specialty chemicals primarily to original equipment manufacturers on a worldwide basis. The Company operates within three business segments which serve three end-use markets: wood coatings; metal coatings; and composites and glass coatings. Products sold to these markets have similar economic characteristics, production processes, distribution methods and regulatory environments. Based on these similarities, the Company's products are aggregated into one reportable segment, Industrial Coatings and Specialty Chemicals, for purposes of this disclosure. The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies.

Net sales of Industrial Coatings and Specialty Chemical products by end-use market are as follows (in thousands):

                                            1999           1998           1997
--------------------------------------------------------------------------------
Wood Coatings                             $297,741       $269,585       $262,816
Metal Coatings                             284,463        274,951        268,826
Composites and Glass Coatings               73,997         74,466         69,654
                                          --------------------------------------
                                          $656,201       $619,002       $601,296
                                          ======================================

The Company maintains operations in the United States, Australia, Canada, China, Germany, Ireland, Malaysia, Mexico, Singapore, Taiwan and the United Kingdom. A summary of geographic data for the years ended November 30 is as follows (in thousands):

                                              1999         1998          1997
--------------------------------------------------------------------------------
Net sales to unaffiliated customers:
   United States                           $ 504,875    $ 488,703     $ 491,973
   Outside U.S., excluding U.S. exports      151,326      130,299       109,323
                                           ------------------------------------
   Consolidated                            $ 656,201    $ 619,002     $ 601,296
                                           ====================================

Operating income:
   United States                           $  48,473    $  50,942     $  51,150
   Outside U.S.                               24,427       21,089        18,984
                                           ------------------------------------
   Consolidated                            $  72,900    $  72,031     $  70,134
                                           ====================================

Total assets:
   United States                           $ 446,259    $ 430,081     $ 453,456
   Outside U.S.                              101,618       87,165        49,007
   Eliminations (deductions)                   2,549         (761)         (668)
                                           ------------------------------------
   Consolidated                            $ 550,426    $ 516,485     $ 501,795
                                           ====================================

10. Quarterly Results of Operations (Unaudited)
Quarterly results of operations are summarized as follows (in thousands, except per share data):

                                            Quarter Ended
1999                     February 28     May 31       August 31    November 30
--------------------------------------------------------------------------------
Net sales                 $146,139      $171,375      $169,452      $169,235
Gross profit                56,056        67,118        64,229        67,512
Net income                   5,584         9,627         8,677         9,433
Net income per share
   Basic                       .24           .41           .38           .41
   Diluted                     .24           .41           .37           .41

                                            Quarter Ended
1998                     February 28     May 31       August 31    November 30
--------------------------------------------------------------------------------
Net sales                 $143,334      $159,198      $159,345      $157,125
Gross profit                53,431        61,794        61,752        62,384
Net income                   5,140         8,715         8,674         9,050
Net income per share
   Basic                       .22           .38           .37           .39
   Diluted                     .22           .37           .37           .39

Report of Independent Auditors

Shareholders and Board of Directors
Lilly Industries, Inc.

We have audited the accompanying consolidated balance sheets of Lilly Industries, Inc. and subsidiaries as of November 30, 1999 and 1998, and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lilly Industries, Inc. and subsidiaries at November 30, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
January 14, 2000
Indianapolis, Indiana




Responsibility for Financial Statements

The management of Lilly Industries, Inc. is responsible for the preparation of the financial statements in the Annual Report and for the integrity and objectivity of the information presented. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and necessarily include amounts which are estimates and judgments. The fairness of the presentation in these statements of the Company's financial position, results of operations, cash flows and shareholders' equity is reported on by the independent auditors.

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

Investor Information

Form 10-K

A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, will be sent free to any shareholder upon written request. Contact Kenneth L. Mills, Corporate Controller and Assistant Secretary, at Lilly Industries, Inc. 200 W. 103rd Street Indianapolis, IN 46290; or E-mail: millsk@lillyindustries.com.

Registrar and Transfer Agent

Communications concerning shareholder records, including address changes, stock transfers, cash dividends or other service needs should be directed to National City Bank, Attn: Corporate Trust Operations, P. O. Box 92301, Cleveland, Ohio 44193-0900, (800) 622-6757.

Dividend Reinvestment Plan

A dividend reinvestment and voluntary stock purchase plan for Lilly Industries, Inc. shareholders permits purchase of the Company's Class A stock without payment of brokerage commission or service charge. Participants in this plan may have cash dividends on their shares automatically reinvested and, if they choose, invest by making optional cash payments. Additional information on the plan is available by writing or calling: National City Bank, Attn: Corporate Trust Operations, P. O. Box 92301, Cleveland, Ohio, 44193-0900 (800) 622-6757.

Analyst Contacts

Security analyst inquiries are welcomed. Please call: John C. Elbin, Vice President, Chief Financial Officer, and Secretary (317) 814-8700.

Annual Meeting

The meeting notice and proxy materials were mailed to shareholders with their copies of this annual report. Lilly urges all shareholders to vote their proxies and thus participate in the decisions that will be made at the annual meeting. The meeting will be held on March 31, 2000 at 10:00 A.M., EST, at the Company's corporate offices located at 200 W. 103rd Street, Indianapolis, Indiana. (317) 814-8700.

Stock Trading and Dividend Information

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

                                            Dividends       Price Range
Fiscal 1999                                 Per Share     High        Low
--------------------------------------------------------------------------------
1st quarter ended February 28                $  .08      20 1/8      16 1/4
2nd quarter ended May 31                        .08      19 3/8      14
3rd quarter ended August 31                     .08      19 3/4      15 5/8
4th quarter ended November 30                   .08      16 1/4      13 1/8
                                             ------
                                             $  .32
                                             ======

                                            Dividends       Price Range
Fiscal 1998                                 Per Share     High        Low
--------------------------------------------------------------------------------
1st quarter ended February 28                $  .08      20 5/8      17 7/8
2nd quarter ended May 31                        .08      22 3/4      17 3/4
3rd quarter ended August 31                     .08      24 5/8      18 1/2
4th quarter ended November 30                   .08      19 7/8      14 3/8
                                             ------
                                             $  .32
                                             ======

At November 30, 1999 there were approximately 2,500 registered shareholders of Class A stock and 62 registered shareholders of Class B stock, which is reserved for employees of the Company.

Locations

International
Australia

283 Alfred Street
North Sydney, NSW 2060
Australia

Canada
1915 Second Street West
Cornwall, Ontario K6H 5T1
Canada

65 Duke Street
London, Ontario N6J 2X3
Canada

China
Lot 3 Xintang

District Administration
Dalinshan, Dongguan
Guangdon

China 511774

England
152 Milton Park
Abingdon

Oxfordshire OX14 4SD
England

Germany
D-8649 Wallenfels
Postfach 1126
Germany

Friedensstrasse 40
D-52249 Eschweiler
Germany

Ireland
Willowfield Road
Ballinamore
Co. Leitrim
Ireland

Malaysia
Lot No. 4963, Jalan Teratai
5H Miles
Meru Industrial Zone
41050 Klang
Selangor Darul Ehsan
Malaysia

Mexico
Ave. Central No. 223
Los Lermas, Guadalupe
N.L. Mexico 67190

Singapore
09-09 International Building
360 Orchard Road
Singapore

Taiwan, R.O.C.
No. 1 Kung Yeh First Road
Zenwu Village
Kaohsiung Hsien Taiwan, R.O.C.

United States
Arkansas

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

2147 Brevard Road
High Point, NC 27263

1717 English Road
High Point, NC 27262

Texas
2518 Chalk Hill Road
Dallas, TX 75212

Washington
13535 Monster Road
Seattle, WA 98178

Corporate Offices
200 W. 103rd Street

Indianapolis, Indiana 46290

Corporate Technology CenterOfficers
521 W. McCarty Street
Indianapolis, Indiana 46225

Officers and Directors

Douglas W. Huemme, 58
Chairman and
Chief Executive Officer

Robert A. Taylor, 45
President and
Chief Operating Officer

Hugh M. Cates, 56
Vice President and General Manager,
Wood Coatings

Larry H. Dalton, 52
Vice President,
Manufacturing and Engineering

Alain DeBlandre, 43
Vice President and

Managing Director - Europe

William C. Dorris, 56
Vice President,
Corporate Development

John C. Elbin, 46
Vice President,
Chief Financial Officer and Secretary

Ned L. Fox, 58
Vice President,
Supply Chain Management

A. Barry Melnkovic, 42
Vice President, Human Resources

John D. Million, 57
Vice President and Managing Director, Asia-Pacific

Kenneth L. Mills, 51
Corporate Controller and
Assistant Secretary

Gary D. Missildine, 58
Vice President and General Manager,
Industrial Coatings

Virgil E. Underwood, 48
Vice President and General Manager,
Coil Coatings

Keith C. Vander Hyde, Jr., 41
Vice President and General Manager,
Specialty

Jay M. Wiegner, 56
Vice President and General Manager,
Composites and Glass Coatings

Directors
James M. Cornelius,
Chairman, Guidant Corporation

William C. Dorris,
Vice President,
Corporate Development

John C. Elbin,
Vice President, Chief Financial Officer
and Secretary

Paul K. Gaston,
Former Chairman,
Guardsman Products, Inc.

Douglas W. Huemme,
Chairman and
Chief Executive Officer

Harry Morrison, Ph.D.,
Dean, School of Science
Purdue University

Norma J. Oman,
President and
Chief Executive Officer
Meridian Insurance Group, Inc.

John D. Peterson,
Chairman, City Securities Corporation

Thomas E. Reilly, Jr.,
Chairman and
Chief Executive Officer
Reilly Industries, Inc.

Robert A. Taylor,
President and
Chief Operating Officer